
13002736

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**


SEC MAIL PROCESSING
RECEIVED
JUN 06 2013
196
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

AJS Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001576336
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

{Clients/1078/00187501.DOC/ }

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midlothian, State of Illinois on June 7, 2013.

AJS BANCORP, INC.



By: __________________________________
Thomas R. Butkus
Chairman, President and Chief Executive Officer

{Clients/1078/00187501.DOC/ }

EXHIBIT 99.3

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

AJS Bancorp, Inc.
Midlothian, Illinois

As Of:
May 2, 2013

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426 (614) 766-1459 FAX

May 30, 2013

Board of Directors
AJS Bancorp, Inc.
14757 South Cicero Avenue
Midlothian, Illinois 60445

To the Board:

We hereby submit an independent appraisal ("Appraisal") of the pro forma market value of the common stock to be issued by the new AJS Bancorp (the "Corporation") in conjunction with the second stage stock conversion of AJS Bancorp, MHC (the "MHC") from the mutual to the stock form of ownership. The MHC currently owns 60.8 percent of the stock of AJS Bancorp (the "Bancorp"), the mid-tier holding company of A.J. Smith Federal Savings Bank (the "Bank"). The remaining 39.2 percent of the Bancorp's common stock is owned by public shareholders. The Corporation will also issue shares of common stock to its current public shareholders pursuant to an exchange ratio that preserves the 39.2 percent aggregate ownership interest of those public shareholders. The exchange ratios established by the Corporation as applied to the value established herein are 0.7365 shares, 0.8665 shares, 0.9965 shares, and 1.1459 shares for each share of the Corporation's common stock at the minimum, midpoint, maximum and maximum, as adjusted, respectively, of the valuation range. This appraisal was prepared and provided to the Corporation in accordance with regulatory appraisal requirements.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks. The firm is a full-service consulting organization, as described in more detail in Exhibit A in the Appraisal, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C in the Appraisal.

Our appraisal is based on the assumption that the data provided to us by the Bancorp and the Bank and the material provided by the independent auditors, Crowe Horwath LLP, Oak Brook, Illinois, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of the Bancorp and the Bank, with the law firm of Luse Gorman Pomerenk & Schick, PC, Washington, D.C., the Bank's conversion counsel, and with Keefe, Bruyette & Woods, Inc. Further, we viewed the Bank's local economy and primary market area and also reviewed the Bank's most recent Business Plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Bank's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in such appraisal update.

It is our opinion that as of May 2, 2013, the pro forma market value or appraised value of the Corporation was $17,500,000 at the midpoint, with a public offering of $10,636,500 or 1,063,650 shares at $10 per share, representing 60.8 percent of the total valuation. The pro forma valuation range of the Corporation is from a minimum of $14,875,000 to a maximum of $20,125,000, with a maximum, as adjusted, of $23,143,750, representing public offering ranges of $9,041,025 at the minimum to a maximum of $12,231,975, with a maximum, as adjusted, of $14,066,771, representing 904,103 shares, 1,223,198 shares and 1,406,677 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of the Corporation as of May 2, 2013, is $17,500,000, at the midpoint with a midpoint public offering of $10,636,500.

Very truly yours,

KELLER & COMPANY, INC.



CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

AJS Bancorp, Inc.
Midlothian, Illinois

As Of:

May 2, 2013

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

NUMERICAL EXHIBITS		PAGE

ALPHABETICAL EXHIBITS **PAGE**

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of the new AJS Bancorp (the "Corporation"), a Maryland corporation, in connection with the conversion of AJS Bancorp, MHC from the mutual to the stock form of organization. The shares of common stock to be issued represent the majority interest in the original AJS Bancorp, which was formed in December 2001, as a mid-tier holding company, owned by AJS Bancorp, MHC. A.J. Smith Federal Savings Bank ("A.J. Smith Federal" or the "Bank") is a subsidiary of AJS Bancorp. Under the Plan of Conversion, AJS Bancorp, MHC will cease to exist, with A.J. Smith Federal Savings Bank becoming a wholly owned subsidiary of the Corporation. The existing shares of stock in AJS Bancorp will be exchanged for new shares of stock in the Corporation based on their current appraised value as determined in this Report.

The Application is being filed with the Office of the Comptroller of the Currency ("OCC") and the Securities and Exchange Commission ("SEC"). In accordance with the conversion, there will be an issuance of 60.8 percent of the Corporation's stock, representing the ownership of AJS Bancorp, MHC, in the Corporation. Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Bank's management and the Bank's conversion counsel, Luse Gorman Pomerenk & Schick, PC, Washington, D.C.

This conversion appraisal was prepared based on the guidelines used by the OCC entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization," in accordance with the OCC application requirements and the Revised Guidelines for Appraisal Reports and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

Introduction (cont.)

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five fiscal years ended December 31, 2008 through 2012, and unaudited financials for the three months ended March 31, 2012 and 2013, and discussed them with A.J. Smith Federal's management and with A.J. Smith Federal's independent auditors, Crowe Horwath LLP, Oak Brook, Illinois. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form SB-2 and the Bank's preliminary Form AC and discussed them with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited A.J. Smith Federal's main office and two branches and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Illinois and the United States. We have also examined the competitive market within which A.J. Smith Federal operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly traded thrift stocks in particular. We have examined the performance of selected publicly traded thrift institutions and compared the performance of A.J. Smith Federal to those selected institutions.

Introduction (cont.)

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the second stage stock offering will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF A.J. SMITH FEDERAL SAVINGS BANK

GENERAL

A.J. Smith Federal Savings Bank ("A.J. Smith Federal") was organized in 1892 as a state-chartered building and loan association. The Bank converted to a federal savings and loan association in 1934 and then converted to a federal savings bank in 1984. In December 2001, the Bank formed its mutual holding company, AJS Bancorp, MHC, and its mid-tier holding company, AJS Bancorp, becoming the subsidiary of the Corporation and completing a minority stock offering. The Bancorp plans to complete a stock offering equal to all the shares owned by AJS Bancorp, MHC and resulting in its elimination.

A.J. Smith Federal conducts its business from its main office and two branches, with its main office located in Midlothian, Illinois, and two branches located in Orland Park, Illinois. The Bank's primary retail market area is focused on Midlothian and Orland Park, while the Bank's lending market extends into the surrounding Cook and Will Counties. All three offices are located in Cook County.

A.J. Smith Federal's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Bank Insurance Fund ("BIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). A.J. Smith Federal is a member of the Federal Home Loan Bank (the "FHLB") of Chicago and is regulated by the OCC. As of March 31, 2013, A.J. Smith Federal had assets of $218,467,000, deposits of $171,634,000 and equity of $22,933,000.

A.J. Smith Federal has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. A.J. Smith Federal has been involved in the origination of one- to four-family mortgage loans, which represented 79.5 percent of its loan originations during the fiscal year ended December 31, 2012. One- to four-family mortgage loan originations represented a strong 98.8 percent of loan originations during the three months ended March 31, 2013. At March 31, 2013, 78.6 percent of the Bank's gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding home equity loans, compared to a smaller 65.4 percent at December 31, 2008, with the primary sources of funds being retail deposits from residents in its local communities and FHLB advances. The Bank is also an originator of multi-family and commercial real estate loans, commercial business loans, consumer loans, and home equity loans. Consumer loans include primarily automobile loans, loans on deposit accounts and other secured personal loans.

The Bank had cash and investments of $83.8 million, or 38.4 percent of its assets, excluding FHLB stock which totaled $1.7 million or 0.8 percent of assets at March 31, 2013. The Bank had $61.8 million of its investments in mortgage-backed and related securities representing 28.3 percent of assets. Deposits, principal payments, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

The total amount of stock to be sold in the second stage stock offering will be $11.4 million or 1,136,586 shares at $10 per share based on the midpoint of the appraised value of $17.5 million, representing 61.0 percent of the total value. The net conversion proceeds will be $10.2 million, reflecting conversion expenses of approximately $1,122,000. The actual cash proceeds to the Bank of $5.1 million will represent 50.0 percent of the net conversion proceeds. The ESOP will represent 8.00 percent of the gross shares issued or 90,926 shares at $10 per share, representing $909,262. The Bank's net proceeds will be used to fund new loans, to invest in securities following their initial deployment to short term investments and to expand its retail operation through the acquisition of branch offices or other financial institutions. The Bank may also use the proceeds to expand services, expand operations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to purchase short-and intermediate-term government or federal agency securities or to invest in short-term deposits and to pay a new dividend.

General (cont.)

The Bank has experienced a modest deposit decrease over the past four fiscal years with deposits decreasing 4.8 percent from December 31, 2008, to December 31, 2012, or an average of 1.2 percent per year. From December 31, 2012, to March 31, 2013, deposits then decreased by 0.1 percent or 0.4 percent on an annualized basis, compared to a decrease of 5.5 percent in fiscal 2012.

The Bank has focused on reducing its loan activity during the past four years, on improving its asset quality position, on monitoring its net interest margin and earnings and on maintaining a reasonable equity to assets ratio. Equity to assets decreased from 11.11 percent of assets at December 31, 2008, to 10.32 percent at December 31, 2012, due to the Bank's negative earnings, impacted by higher provision for loan losses and then increased slightly to 10.50 percent at March 31, 2013.

The primary lending strategy of A.J. Smith Federal has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family mortgage loans, the origination of commercial real estate loans and multi-family loans, the origination of commercial business loans, the origination of home equity loans, and the origination of consumer and other loans.

The Bank's share of one- to four-family mortgage loans has increased moderately from 65.4 percent of gross loans at December 31, 2008, to 78.6 percent as of March 31, 2013. Multi-family and commercial real estate loans decreased from 24.8 percent of loans to 11.2 percent from December 31, 2008, to March 31, 2013. All types of real estate loans as a group decreased slightly from 90.3 percent of gross loans at December 31, 2008, to 89.8 percent at March 31, 2013. The decrease in real estate loans was offset by the Bank's increase in consumer and other loans and home equity loans. The Bank's share of home equity loans witnessed an increase in their share of loans from 9.5 percent at December 31, 2008, to 10.0 percent at March 31, 2013, and the Bank's share of consumer and other loans decreased from 0.25 percent to 0.16 percent, during the same time period.

General (cont.)

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate level of allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances and also in recognition of the Bank's higher level of nonperforming assets. At December 31, 2008, A.J. Smith Federal had $2,734,000 in its loan loss allowance or 2.12 percent of gross loans, and 73.2 percent of nonperforming loans with the loan loss allowance decreasing to $1,527,000 and representing a lower 1.26 percent of gross loans and a lower 43.9 percent of nonperforming loans at March 31, 2013.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with a continued emphasis on strengthening noninterest income and controlling noninterest expenses. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank's net interest margin without undertaking excessive credit risk combined with controlling the Bank's interest risk position and continue to increase noninterest income.

PERFORMANCE OVERVIEW

The financial position of A.J. Smith Federal at fiscal year end December 31, 2008, through December 31, 2012, and at March 31, 2013, is shown in Exhibits 1 and 2, and the earnings performance of A.J. Smith Federal for the fiscal years 2008 through 2012 and for the twelve months ended March 31, 2013, is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data at December 31, 2008 through 2012, and at March 31, 2013. A.J. Smith Federal has focused on reducing its loan portfolio and asset base, reducing its investment securities, and decreasing retail deposits from 2008 through 2012. The most recent trend for the Bank from December 31, 2012, through March 31, 2013, was a modest decrease in assets, a decrease in investments, and a slight increase in loans with minimal change in deposits.

With regard to the Bank's historical financial condition, A.J. Smith Federal has experienced a moderate decrease in assets from December 31, 2008, through December 31, 2012, with a lesser decrease in deposits and a moderate decrease in the dollar level of equity over the past four years.

The Bank witnessed a decrease in assets of $22.6 million or 9.3 percent for the period of December 31, 2008, to December 31, 2012, representing an average annual decrease of 2.3 percent. For the three months ended March 31, 2013, assets decreased $2.9 million or 1.3 percent, or 5.2 percent, annualized. Over the past four fiscal periods, the Bank experienced its largest dollar decrease in assets of $16.8 million in fiscal year 2012, due primarily to a $12.6 million decrease in cash and securities and $3.3 million decrease in loans, with a corresponding $10.0 million decrease in deposits and a $7.0 million decrease in FHLB advances. The Bank's largest increase in assets occurred in 2009 and consisted of an increase of $5.3 million, representing a modest 2.2 percent increase. During the Bank's most recent fiscal year of 2012, assets decreased $16.8 million or 7.0 percent.

A.J. Smith Federal's loan portfolio, which includes mortgage loans and nonmortgage loans, decreased from $126.4 million at December 31, 2008, to $119.1 million at December 31, 2012, and represented a total decrease of $7.3 million, or 5.8 percent. The average annual decrease during that period was 1.4 percent. For the three months ended March 31, 2013, loans increased $279,000 or 0.2 percent to $119.3 million.

A.J. Smith Federal has obtained funds through deposits and FHLB advances with a moderate use of FHLB advances totaling $20.0 million at March 31, 2013. The Bank's competitive rates for deposits in its local market in conjunction with its focus on service have been the sources for competing for retail deposits. Deposits decreased $8.6 million or 4.8 percent from fiscal 2008 to 2012, representing an average annual rate of decrease of 1.2 percent, and decreasing to $171.7 million at December 31, 2012. For the three months ended March 31, 2013, deposits decreased by just $87,000 or 0.1 percent. The Bank's largest fiscal year deposit growth was in 2009, when deposits increased $12.9 million or a moderate 7.1 percent.

The Bank witnessed a decrease in its dollar equity level from 2008 to 2012, with increases occurring in 2010 and 2012. Equity also increased slightly in the three months ended March 31, 2013. At December 31, 2008, the Bank had equity of $27.1 million, representing an 11.11 percent equity to assets ratio and decreased to $22.9 million at December 31, 2012, representing a lower 10.32 percent equity to assets ratio. At March 31, 2013, equity was a similar $22.9 million and a slightly higher 10.50 percent of assets.

The overall decrease in the equity to assets ratio from December 31, 2008, to December 31, 2012, was the result of the Bank's negative earnings in 2008, 2009, 2011 and 2012. The dollar level of equity decreased 15.7 percent from December 31, 2008, to December 31, 2012, representing an average annual decrease of 3.9 percent, and then increased 0.4 percent from December 31, 2012, through March 31, 2013.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for A.J. Smith Federal. This table provides key income and expense figures in dollars for the fiscal years of 2008 through 2012, and for the three months ended March 31, 2012 and 2013.

A.J. Smith Federal witnessed a moderate decrease in its dollar level of interest income from fiscal 2008 to fiscal 2012. Interest income was $12.0 million in 2008 and a lower $6.7 million in 2012. Interest income then decreased modestly in the three months ended March 31, 2013, to $1.6 million or $6.4 million, annualized, compared to $6.7 million in 2012.

The Bank's interest expense also experienced a decrease from fiscal year 2008 to 2012. Interest expense decreased from $5.9 million in 2008 to $1.5 million in 2012, representing a decrease of $4.4 million or 74.6 percent. Interest income decreased a larger $5.3 million. Such decrease in interest income from 2008 through 2012, notwithstanding the smaller decrease in interest expense, resulted in a dollar decrease in annual net interest income and a modest decrease in net interest margin. Interest expense then decreased in the three months ended March 31, 2013, to $306,000 or $1.2 million, annualized, compared to $1.5 million in interest expense in fiscal 2012.

The Bank has made provisions for loan losses in each of the past five fiscal years of 2008 through 2012 but made no provisions in the three months ended March 31, 2013. The amounts of those provisions were determined in recognition of the Bank's levels of loan growth, nonperforming assets, charge-offs and repossessed assets. The loan loss provisions were $4,328,000 in 2008, $2,917,000 in 2009, $367,000 in 2010, $2,409,000 in 2011 and $501,000 in 2012, with no provisions in the three months ended March 31, 2013. The impact of these loan loss provisions has been to provide A.J. Smith Federal with a general valuation allowance of $1,527,000 at March 31, 2013, or 1.26 percent of gross loans and 43.9 percent of nonperforming loans.

Income and Expense (cont.)

Total other income or noninterest income indicated an increase from 2008 to 2012. Noninterest income was $560,000 or 0.23 percent of assets in 2008 and a higher $1,019,000 in fiscal year 2012 or 0.46 percent of assets, including $275,000 in gains on the sale of investments. In the three months ended March 31, 2013, noninterest income was $222,000, representing 0.41 percent of assets on an annualized basis. Noninterest income consists primarily of service charges, income from Bank Owned Life Insurance, gains on the sale of investments and other income.

The Bank's general and administrative expenses or noninterest expenses decreased from $5,775,000 for the fiscal year of 2008 to $5,713,000 for the fiscal year ended December 31, 2012, representing an average annual decrease of 0.3 percent and then decreased to $4,824,000 for the three months ended March 31, 2013, on an annualized basis, representing a decrease of 15.6 percent. On a percent of average assets basis, operating expenses increased from 2.32 percent of average assets for the fiscal year ended December 31, 2008, to 2.40 percent for the fiscal year ended December 31, 2012, and then decreased to 2.20 percent for the three months ended March 31, 2013, annualized.

The net earnings position of A.J. Smith Federal has indicated noticeable volatility from 2008 through 2012 and in the three months ended March 31, 2013. The annual net income figures for the fiscal years of 2008, 2009, 2010, 2011 and 2012 were $(2,071,000), $(2,435,000), $1,408,000, $(2,082,000) and $(22,000), respectively, representing returns on average assets of (0.83) percent, (1.01) percent, 0.56 percent, (0.85) percent and (0.01) percent for fiscal years 2008, 2009, 2010, 2011 and 2012, respectively. For the three months ended March 31, 2013, earnings were $260,000, representing a return on average assets of 0.12 percent or 0.48 annualized.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended March 31, 2013. The Bank's normalized earnings eliminate any nonrecurring income and

Income and Expense (cont.)

expense items. There was one adjustment for losses on the sale of REO of $113,000, resulting in normalized earnings equal to $81,000 for the twelve months ended March 31, 2013.

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Bank's return on assets changed from (0.83) percent in 2008, to (1.01) percent in 2009, and then increased to 0.56 percent in fiscal year 2010, and then decreased to (0.85) percent in 2011, and changed to (0.01) percent in 2012, with the overall lower earnings from 2008 to 2012 due to the Bank's increase in provision for loan losses.

The Bank's net interest rate spread increased from 2.34 percent in 2008 to 2.69 percent in 2010, then decreased to 2.35 percent in 2012 and then increased to 2.37 percent for the three months ended March 31, 2013. The Bank's net interest margin indicated a similar trend, increasing from 2.59 percent in 2008 to 2.86 percent in 2010, then decreased to 2.46 percent in 2012 and then decreased to 2.47 percent for the three months ended March 31, 2013. A.J. Smith Federal's net interest rate spread increased 35 basis points from 2008 to 2010, then decreased 34 basis points from 2010 to 2012, and then increased 2 basis points in the three months ended March 31, 2013. The Bank's net interest margin followed a similar trend, increasing 27 basis points from 2008 to 2010, then decreasing 40 basis points from 2010 to 2012 and then increasing 1 basis point for the three months ended March 31, 2013.

The Bank's negative return on average equity decreased from 2008 to 2012. The negative return on average equity decreased from (7.31) percent in 2008, to (0.09) percent in 2012, and then increased to 4.55 percent for the three months ended March 31, 2013.

A.J. Smith Federal's ratio of interest-earning assets to interest-bearing liabilities decreased modestly from 109.88 percent at December 31, 2008, to 107.96 percent at December 31, 2009, and then increased to 114.99 percent at December 31, 2012, and then increased to 116.22

Income and Expense (cont.)

percent at March 31, 2013. The Bank's increase in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank's larger decrease in its interest-bearing liabilities.

The Bank's ratio of noninterest expenses to average assets increased from 2.32 percent in fiscal year 2008 to 2.76 percent in fiscal year 2010, decreased to 2.51 percent in fiscal year 2012 and continued to decrease to 2.21 percent, based on the three months ended March 31, 2013, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 59.6 percent for all thrifts and 73.4 percent for thrifts with assets of $100.0 million to $1.0 billion, with the lower the ratio indicating higher efficiency. The Bank has been characterized with a moderately lower level of efficiency historically reflected in its higher efficiency ratio, which decreased from 87.17 percent in 2008 to 79.53 percent in 2010, then increased to 92.26 percent in 2012 and then decreased to 82.26 percent in the three months ended March 31, 2013, due to a decrease in noninterest expenses.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming loans to total assets is a key indicator of asset quality. A.J. Smith Federal witnessed an increase in its nonperforming loans ratio from 2008 to 2012, which then decreased in the three months ended March 31, 2013, and the ratio is currently higher than the industry norm. Nonperforming loans, by definition, consist of loans delinquent 90 days or more, troubled debt restructurings that have not been performing for at least three months, and nonaccruing loans. A.J. Smith Federal's nonperforming loans consisted of nonaccrual loans with no loans 90 days or more past due. The ratio of nonperforming loans to total loans was 2.88 percent at March 31, 2013, decreasing from 3.16 percent at December 31, 2012, and similar to its 2.89 percent at December 31, 2008.

Income and Expense (cont.)

Two other indicators of asset quality are the Bank's ratios of allowance for loan losses to total loans and also to nonperforming assets. The Bank's allowance for loan losses was 2.12 percent of loans at December 31, 2008, and decreased to 1.30 percent at December 31, 2012, then decreased further to 1.26 percent of loans at March 31, 2013. As a percentage of nonperforming loans, A.J. Smith Federal's allowance for loan losses to nonperforming loans was 73.18 percent at December 31, 2008, and a lower 41.13 percent at December 31, 2012, and increased slightly to 43.88 percent at March 31, 2013.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2011 and 2012 and for the three months ended March 31, 2013. For the year ended December 31, 2011, net interest income decreased $958,000, due to a decrease in interest income of $1,923,400, reduced by a $966,000 decrease in interest expense. The decrease in interest income was due to a decrease due to rate of $1,661,000, accented by a decrease due to volume of $263,000. The decrease in interest expense was due to a $941,000 decrease due to rate, accented by a $25,000 decrease, due to volume.

For the year ended December 31, 2012, net interest income decreased $469,000, due to a decrease in interest income of $1,161,000, reduced by a $692,000 decrease in interest expense. The decrease in interest income was due to a decrease due to rate of $772,000, accented by a decrease due to volume of $389,000. The decrease in interest expense was due to a $437,000 decrease due to rate, accented by a $255,000 decrease due to volume.

For the three months ended March 31, 2013, net interest income decreased $96,000, due to a decrease in interest income of $202,000, reduced by a $106,000 decrease in interest expense. The decrease in interest income was due to a decrease due to volume of $141,000, accented by a decrease due to rate of $61,000. The decrease in interest expense was due to a $62,000 decrease due to rate, accented by a $44,000 decrease due to volume.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2010, 2011 and 2012, and for the three months ended March 31, 2012 and 2013, and at March 31, 2013, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

A.J. Smith Federal's weighted average yield on its loan portfolio decreased 63 basis points from fiscal year 2010 to 2012, from 5.07 percent to 4.44 percent and then decreased 16 basis points to 4.28 percent for the three months ended March 31, 2013. The yield on investment securities decreased 175 basis points from 3.41 percent in 2010 to 1.66 percent in fiscal year 2012, and then decreased 18 basis points to 1.48 percent for the three months ended March 31, 2013. The yield on other interest-earning deposits decreased 38 basis points from fiscal year 2010 to 2012, from 0.55 percent to 0.19 percent, and then increased 1 basis point to 0.20 percent for the three months ended March 31, 2013. The yield on FHLB stock increased 26 basis points from fiscal year 2010 to 2012, from zero to 0.26 percent, and then decreased 2 basis points to 0.24 percent for the three months ended March 31, 2013. The combined weighted average yield on all interest-earning assets decreased 105 basis points to 3.18 percent from fiscal year 2010 to 2012 and then decreased 10 basis points to 3.08 percent for the three months ended March 31, 2013.

A.J. Smith Federal's weighted average cost of interest-bearing liabilities decreased 71 basis points to 0.83 percent from fiscal year 2010 to 2012, which was less than the Bank's 105 basis point decrease in yield, resulting in a decrease in the Bank's net interest rate spread of 34 basis points from 2.69 percent to 2.35 percent from 2010 to 2012. Then the Bank's interest rate spread increased 2 basis points to 2.37 percent for the three months ended March 31, 2013. The Bank's net interest margin decreased from 2.86 percent in fiscal year 2010 to 2.46 percent in fiscal year 2012, representing a decrease of 40 basis points, and then increased 1 basis point to 2.47 percent for the three months ended March 31, 2013.

Yields and Costs (cont.)

The Bank's ratio of average interest-earning assets to interest-bearing liabilities increased from 111.96 percent for the year ended December 31, 2010, to 116.22 percent for the three months ended March 31, 2013.

INTEREST RATE SENSITIVITY

A.J. Smith Federal has monitored its interest rate sensitivity position and focused on maintaining a reasonable level of interest rate risk exposure by maintaining a modest share of adjustable-rate residential mortgage loans, adjustable-rate home equity loans, commercial real estate and multi family loans and a higher share of mortgage-backed securities to offset its higher share of fixed-rate residential mortgage loans. A.J. Smith Federal recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and economic value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in economic value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to reduce their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. A.J. Smith Federal has responded to the interest rate sensitivity issue by increasing its share of adjustable-rate home equity loans, reducing its fixed-rate one- to four-family loans and increasing its share of more rate sensitive mortgage-backed securities.

The Bank measures its interest rate risk through the use of its economic value of equity ("EVE") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The EVE for the Bank is calculated on a quarterly basis by an outside firm, showing the Bank's EVE to asset ratio, the dollar change in EVE, and the change in the EVE ratio for the Bank under rising and falling interest rates. Such changes in EVE ratio under changing rates are reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Interest Rate Sensitivity (cont.)

Exhibit 11 provides the Bank's EVE levels and ratios as of March 31, 2013, based on the most recent calculations and reflects the changes in the Bank's EVE levels under rising and declining interest rates.

The Bank's change in its EVE level at March 31, 2013, based on a rise in interest rates of 100 basis points was a 1.70 percent increase, representing a dollar increase in equity value of $586,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's EVE level was estimated to increase 5.6 percent or $1,940,000 at March 31, 2013. The Bank's exposure increases to a 1.73 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $594,000. The Bank's exposure is not measurable based on a 200 basis point decrease in interest rates, due to the currently low level of interest rates.

The Bank's post shock EVE ratio based on a 200 basis point rise in interest rates is 16.34 percent and indicates a 72 basis point increase from its 15.62 percent based on no change in interest rates.

The Bank is aware of its interest rate risk exposure under rapidly rising rates and falling rates. Due to A.J. Smith Federal's recognition of the need to control its interest rates exposure, the Bank has been moderately active in the purchase of mortgage-backed securities. The Bank plans to increase its lending activity in the future and reduce its mortgage-backed securities as a result of amortization. The Bank will also continue to focus on strengthening its EVE ratio, recognizing the planned second stage stock offering will strengthen the Bank's EVE ratio, based on any change in interest rates.

LENDING ACTIVITIES

A.J. Smith Federal has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate loans, including multi-family loans, home equity loans, consumer and other loans. Exhibit 12 provides a summary of A.J. Smith Federal's loan portfolio by loan type at December 31, 2008 through 2012, and at March 31, 2013.

The primary loan type for A.J. Smith Federal has been residential loans secured by one- to four-family dwellings, representing a strong 78.6 percent of the Bank's gross loans as of March 31, 2013. This share of loans has seen a moderate increase from 65.4 percent at December 31, 2008. The second largest real estate loan type as of December 31, 2012, was multi-family and commercial real estate loans, which comprised a moderate 11.2 percent of gross loans at March 31, 2013, compared to 24.8 percent as of December 31, 2008. These two real estate loan categories represented a strong 89.8 percent of gross loans at March 31, 2013, compared to a similar 90.3 percent of gross loans at December 31, 2008.

Home equity loans represent a moderate size loan category for A.J. Smith Federal. Home equity loans totaled $12.1 million and represented 10.0 percent of gross loans at March 31, 2013, compared to a slightly larger $12.3 million or 9.5 percent of gross loans at December 31, 2008.

The consumer loan category was the other loan category at March 31, 2013, and represented a minimal 0.2 percent of gross loans compared to 0.3 percent at December 31, 2008. Consumer loans were the fourth largest overall loan type at March 31, 2013, and were the fourth largest loan category at December 31, 2008. The Bank's consumer loans include automobile loans, savings account loans, and secured personal loans. The overall mix of loans has witnessed modest changes from December 31, 2008, to March 31, 2013, with the Bank having increased its shares of one- to four-family loans and home equity loans to offset its decrease in multi-family and commercial real estate loans.

Lending Aetivitics (cont.)

The emphasis of A.J. Smith Federal's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located primarily in Cook and Will Counties. At March 31, 2013, 78.6 percent of A.J. Smith Federal's gross loans consisted of loans secured by one- to four-family residential properties.

The Bank offers several types of adjustable-rate mortgage loans, ("ARMs") with adjustment periods of one year, three years, five years and seven years. The interest rates on ARMs are generally indexed to the monthly average yield on the U.S. Treasury bill rate. ARMs have a maximum rate adjustment of normally 2.0 percent at each adjustment period but dependent on the loan type, and 8.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index, the U.S. Treasury bill rate. The Bank retains all ARMs which it originates. The majority of ARMs have terms of up to 30 years, the maximum term offered, with some having terms of 15 and 20 years.

The Bank's one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans eontain "due on sale" clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

The Bank's other key mortgage loan product is a fixed-rate mortgage loan with A.J. Smith Federal's fixed-rate mortgage loans having terms of 15 years, 20 years and 30 years with a focus on 15 years or less. These loans are retained by A.J. Smith Federal. Fixed-rate mortgage loans have a maximum term of 30 years. The Bank's fixed-rate mortgage loans normally conform to FHLMC underwriting standards.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at A.J. Smith Federal, even though the Bank is permitted to make loans up to a 90.0 percent loan-to-value ratio. While the Bank does make loans up to 90.0 percent of loan-to-value, the Bank requires private mortgage

Lending Activities (cont.)

insurance for the amount in excess of the 80.0 percent loan-to-value ratio for fixed-rate loans and adjustable-rate loans. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 80.0 percent.

A.J. Smith Federal has also been an originator of adjustable-rate and fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. The Bank had a total of $13.5 million in commercial real estate and multi-family loans combined at March 31, 2013, or 11.2 percent of gross loans, compared to a much larger $32.1 million or 24.8 percent of gross loans at December 31, 2008.

The major portion of commercial real estate and multi-family loans are secured by apartment buildings, warehouses, unimproved land, small retail establishments, office buildings and other owner-occupied properties used for business. Most of the multi-family and commercial real estate loans are fully amortizing with a term of up to 30 years. The maximum loan-to-value ratio is normally 80.0 percent.

The Bank also originates home equity loans. The Bank had $12.1 million or 10.0 percent of gross loans in home equity loans at March 31, 2013. Home equity loans normally have a term of five years with an adjustable interest rate for the term of the loan and a loan-to-value ratio of no more than 75.0 percent, including the first mortgage loan. The Bank's home equity lines of credit provide for interest only payments during the term of the loan with the principal amount due at the end of the loan term.

A.J. Smith Federal is also an originator of consumer loans, with these loans totaling only $190,000 at March 31, 2013, and representing 0.2 percent of gross loans. Consumer loans primarily include automobile loans and share loans.

Lending Activities (cont.)

Exhibit 13 provides a loan maturity schedule and breakdown and summary of A.J. Smith Federal's fixed- and adjustable-rate loans, indicating a majority of fixed-rate loans. At December 31, 2012, 15.9 percent of the Bank's loans due after December 31, 2012, were adjustable-rate and 84.1 percent were fixed-rate. At December 31, 2012, the Bank had a modest 5.9 percent of its loans due on or before December 31, 2013, or in one year or less, with 24.2 percent due by December 31, 2017, or in one to five years. The Bank had a larger 31.0 percent of its loans with a maturity of more than 20 years.

As indicated in Exhibit 14, A.J. Smith Federal experienced a moderate decrease in its one- to four-family loan originations and total loan originations from fiscal year 2010 to 2012, which then increased slightly based on the three months ended March 31, 2013, annualized. Total loan originations in fiscal year 2010 were $18.0 million compared to a smaller $9.0 million in fiscal year 2012, reflective of a lower level of one- to four-family loans originated, decreasing from $15.2 million to $7.1 million. The decrease in one- to four-family loan originations from 2010 to 2012 of $8.0 million represented 88.9 percent of the $9.0 million aggregate decrease in total loan originations from 2010 to 2012, with home equity loans increasing $173,000. Multi-family and commercial real estate loans decreased $1.1 million from 2010 to 2012.

In the three months ended March 31, 2013, total loan originations were $2.6 million, indicating an increase of $1.0 million from the $1.6 million in loan originations in the three months ended March 31, 2012. One- to four-family loan originations indicated a rise in originations of $1.2 million in the three months ended March 31, 2013, compared to the three months ended March 31, 2012.

Overall, loan originations and purchases fell short of principal payments, charge-offs, transfers to real estate owned, loan repayments and other deductions in 2011 and 2012 and in the three months ended March 31, 2012, and then exceeded reductions in 2010 and in the three months ended March 31, 2013. In fiscal 2010, loan originations and purchases exceeded reductions by $30,000, then fell short of reductions by $6.3 million in 2011 and fell short of

Lending Activities (cont.)

reductions by $3.6 million in 2012, fell short of reductions by $1.1 million in the three months ended March 31, 2012, and exceeded reductions by $252,0000 in the three months ended March 31, 2013.

NONPERFORMING ASSETS

A.J. Smith Federal understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with rapid increases in their levels of nonperforming assets over the past few years and have been forced to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. A.J. Smith Federal has been faced with a higher level of nonperforming assets through much of 2008 through 2012, with nonperforming assets decreasing modestly at March 31, 2013.

Exhibit 15 provides a summary of A.J. Smith Federal's delinquent loans at December 31, 2008, 2009, 2010, 2011 and 2012, and at March 31, 2013, indicating an overall decrease in delinquent loans from December 31, 2008, to March 31, 2013. The Bank had $390,000 in loans delinquent 60 to 89 days at March 31, 2013. Loans delinquent 90 days or more totaled $1,779,000 at March 31, 2013, with these two categories representing 1.80 percent of gross loans with most of them one- to four-family real estate loans. At December 31, 2008, delinquent loans of 60 to 89 days totaled $1,903,000 or 1.47 percent of gross loans and loans delinquent 90 days or more totaled $3,923,000 or 3.04 percent of gross loans for a combined total of $5,826,000 and share of 4.51 percent of gross loans, compared to a lower $2,169,000 and a lower 1.80 percent of gross loans at March 31, 2013.

It is normal procedure for A.J. Smith Federal's board to review loans delinquent 90 days or more on a monthly basis, to assess their collectibility and possibly commence foreclosure proceedings. When a loan is delinquent 15 days, the Bank sends a reminder notice to the borrower, accompanied by a phone call, and after 30 days delinquency, a letter is sent.

Nonperforming Assets (cont.)

The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends an additional notice 45 days of delinquency. When the loan becomes delinquent at least 30 days after the postmark of the notice of default, the Bank will send a letter to the borrower declaring acceleration of payment and providing the borrower 30 days to make arrangement for payments. Under certain circumstances, the Bank may arrange for an alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceeding is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower's ability and willingness to cooperate in curing the delinquency. The Bank generally initiates foreclosure when a loan has been delinquent 120 days and no workout agreement has been reached.

Exhibit 16 provides a summary of A.J. Smith Federal's nonperforming assets at December 31, 2008 through 2012, and at March 31, 2013. Nonperforming assets, by definition, include loans 90 days or more past due, nonaccruing loans, troubled debt restructurings that have not performed, and repossessed assets. The Bank carried a higher level of nonperforming assets at March 31, 2013, and at December 31, 2012, relative to December 31, 2008. A.J. Smith Federal's level of nonperforming assets was $3,736,000 at December 31, 2008, and a higher $6,909,000 at December 31, 2012, which represented 1.53 percent of assets in 2008 and 3.12 percent in 2012. The Bank's nonperforming assets included $3,736,000 in nonaccrual loans, no loans 90 days or more past due and no real estate owned for a total of $3,736,000 in 2008, with $3,104,000 in real estate owned, no loans 90 days or more past due, and $3,805,000 in nonaccrual loans at December 31, 2012, for a total of $6,909,000. At March 31, 2013, nonperforming assets were a slightly smaller $6,583,000 or 3.01 percent of assets and included no loans 90 days or more past due, $3,480,000 in nonaccrual loans and $3,103,000 in real estate owned.

A.J. Smith Federal's levels of nonperforming assets were lower than its levels of classified assets. The Bank's ratios of classified assets to assets, excluding special mention assets, were 3.18 percent of assets at December 31, 2010, 4.92 percent at December 31, 2011,

Nonperforming Assets (cont.)

4.90 percent at December 31, 2012, and 4.79 percent at March 31, 2013 (reference Exhibit 17). The Bank's classified assets consisted of $10,473,000 in substandard assets, no assets classified as doubtful or loss at March 31, 2013. The Bank had no assets classified as loss or doubtful at December 31, 2010, and $7,936,000 classified as substandard.

Exhibit 18 shows A.J. Smith Federal's allowance for loan losses at December 31, 2008 through 2012, and at March 31, 2012 and 2013, indicating the activity and the resultant balances. A.J. Smith Federal has witnessed a moderate decrease in its balance of allowance for loan losses from $2,734,000 at December 31, 2008, to $1,527,000 at March 31, 2013, in response to its decrease in loans and recent decrease in nonperforming loans. The Bank had provisions for loan losses of $4,328,000 in fiscal 2008, $2,917,000 in 2009, $367,000 in 2010, $2,409,000 in 2011, $501,000 in 2012 and zero in the three months ended March 31, 2012, and zero in the three months ended March 31, 2013.

The Bank had total charge-offs of $3,200,000 in 2008, $2,652,000 in 2009, $1,860,000 in 2010, $2,041,000 in 2011 and $879,000 in 2012 with total recoveries of $67,000 in 2008, $36,000 in 2009, $7,000 in 2010, zero in 2011 and $26,000 in 2012. The Bank had charge-offs in the three months ended March 31, 2013, of $44,000 and recoveries of $6,000. The Bank's ratio of allowance for loan losses to gross loans was 2.12 percent at December 31, 2008, and a lower 1.26 percent at March 31, 2013, due to higher charge-offs. Allowance for loan losses to nonperforming loans was 73.18 percent at December 31, 2008, and a smaller 43.88 percent at March 31, 2013.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, municipal obligations, and mortgage-backed securities. Exhibit 19 provides a summary of A.J. Smith Federal's investment portfolio at December 31, 2010, 2011 and 2012, and at March 31, 2013, excluding FHLB stock. The exhibit also includes the Bank's mortgage-backed securities at December 31, 2010, 2011 and 2012, and at March 31, 2013. Investment securities totaled $66.1 million at March 31, 2013, based on fair value, compared to $96.2 million at December 31, 2010. The Bank had $56.4 million in U.S. government and federal agency securities at December 31, 2010, and a much smaller $4.0 million at March 31, 2013, both of which are included in total investments.

The primary component of investment securities at March 31, 2013, was mortgage-backed securities, representing 93.4 percent of total investments, excluding FHLB stock, compared to a smaller 40.9 percent at December 31, 2010. The Bank also had cash and interest-bearing deposits totaling $17.8 million at March 31, 2013, and a smaller $14.2 million at December 31, 2008. The Bank had $1,657,000 in FHLB stock at March 31, 2013. The weighted average yield on investment securities was 1.48 percent for the three months ended March 31, 2013, and a lower 0.20 percent yield on other interest-earning deposits for the three months ended March 31, 2013.

DEPOSIT ACTIVITIES

The mix of deposits by amount at December 31, 2010, 2011 and 2012, and at March 31, 2013, is provided in Exhibit 20. There has been a moderate change in total deposits and in the deposit mix during this period. Total deposits have decreased from $196.3 million at December 31, 2010, to $171.6 million at March 31, 2013, representing a decrease of $24.7 million or 12.6 percent. Certificates of deposit have decreased from $106.1 million at December 31, 2010, to $70.3 million at March 31, 2013, representing a decrease of $35.8 million or 33.7 percent, while noninterest checking accounts, passbook savings, NOW and MMDA accounts have increased $11.2 million from $90.1 million at December 31, 2010, to $101.3 million at March 31, 2013 or 12.4 percent.

Exhibit 21 provides a breakdown of certificates by rate and maturity as of March 31, 2013. A strong 55.3 percent of the Bank's certificates of deposit mature in one year or less. The second largest category of certificates based on maturity was certificates maturing in one to three years, which represented 32.9 percent of certificates. The largest category of certificates based on interest rate was certificates with rates of 0.50 percent or less, totaling $38.9 million, representing 55.4 percent of certificates.

The Bank's share of certificates of deposit witnessed a decrease, declining from a normal 54.1 percent of deposits at December 31, 2010, to a lower 41.0 percent of deposits at March 31, 2013 (reference Exhibit 22). The major component of certificates at March 31, 2013, had rates between zero percent and 0.50 percent and represented 55.4 percent of certificates. At December 31, 2010, the major component of certificates was the 1.01 percent to 2.00 percent category, representing a smaller 28.1 percent of certificates. The category witnessing the strongest growth in dollars from December 31, 2010, to March 31, 2013, was certificates with rates between zero percent and 0.50 percent, which increased $27.1 million during this time period. The category witnessing the largest dollar decrease from December 31, 2010, to March 31, 2013, was certificates with rates between 1.01 percent and 2.00 percent, which declined $21.0 million.

BORROWINGS

A.J. Smith Federal has made modest use of FHLB advances (reference Exhibit 23) in each of the years ended December 31, 2010, 2011 and 2012, and in the three months ended March 31, 2012 and 2013. The Bank had total FHLB advances of $20.0 million at March 31, 2013, with a weighted cost of 2.25 percent and a balance of a higher $24.3million at December 31, 2010, with a weighted cost of 3.16 percent.

SUBSIDIARIES

A.J. Smith Federal had no subsidiaries at March 31, 2013.

OFFICE PROPERTIES

A.J. Smith Federal had three offices at March 31, 2013, with its home office located in Midlothian and two branches in Orland Park (reference Exhibit 24). A.J. Smith Federal owns each of its offices. At March 31, 2013, the Bank's net investment in its office premises totaled $3.5 million or 1.60 percent of assets, and the Bank's total investment in fixed assets, based on depreciated cost, was a larger $3.7 million or 1.71 percent of assets.

MANAGEMENT

The chairman and chief executive officer of A. J. Smith Federal is Thomas R. Butkus (reference Exhibit 25). Mr. Butkus joined the Bank in 1972, and served the Bank in numerous positions, including chief financial officer prior to becoming chief executive officer. He became president and chief executive officer in 1988 and was appointed a director in 1977. Ms. Donna

Management (cont.)

J. Manuel is a senior vice president and the loan operations officer of the Bank. Ms. Emily Lane is vice president and chief financial officer of the Bank and joined the Bank in January 2012. Ms. Pamela Favero is vice president of accounting and joined the Bank in 1991.

II. DESCRIPTION OF PRIMARY MARKET AREA

A.J. Smith Federal Savings Bank's market area is focused on Cook County, Illinois, and the Bank's lending market extends into Will County in Illinois.

Exhibit 26 shows the trends in population, households and income for Cook and Will Counties, Illinois and the United States. The population trends indicate increases in Will County, Illinois and the United States for the period from 2000 to 2010, with a decrease in Cook County in the same time period. Will County's population increased by a strong 34.9 percent and Cook County decreased in population by 3.4 percent. Population in Illinois and the United States increased at rates of 3.3 percent and 9.7 percent, respectively. Illinois and the United States are projected to increase in population at rates of 2.0 percent and 4.9 percent, respectively, through 2017. Cook County and Will County indicated projected increases in population of 1.8 percent and 3.4 percent, respectively, through 2017.

More important is the trend in households. Cook County experienced a 0.4 percent decrease in households from 2000 through 2010, compared to increases of 52.4 percent in Will County and increases of 5.3 percent in Illinois and 10.7 percent in the United States. Cook County is projected to continue to increase in households from 2010 through 2017, with Will County projected to decrease in households by 8.9 percent. The number of households in Illinois and United States is projected to increase by 2.4 percent and 5.1 percent, respectively.

Cook County had 2000 per capita income of $23,227, lower than Will County at $24,613, but higher than Illinois at $23,104 and the United States at $22,162. Per capita income increased from 2000 to 2010. Cook County's per capita income increased to $27,839, Will County's per capita income increased to $27,557, Illinois' increased to $28,424 and the United States' increased to $26,059. In 2000, median household income in Cook County was $45,922, lower than in Will County at $62,238 and Illinois at $46,590 but higher than median household income in the United States with a median household income $41,994, respectively. Median household income increased from 2000 to 2010 by 12.1 percent, 14.1 percent, 18.1 percent and 19.2 percent to $51,466, $71,016, $55,010 and $50,046 in Cook County, Will County, Illinois and the United

States, respectively. These four areas are also projected to show an increase in their median household income levels from 2010 through 2017. Cook County is projected to experience a median household income increase of 15.7 percent to $59,531, while Will County, Illinois and the United States are projected to increase by 17.0 percent, 12.4 percent and 13.7 percent, respectively, to $83,115, $61,834 and $56,895 median household income, respectively, from 2010 to 2017.

Exhibit 27 provides a summary of key housing data for the retail market area counties, Illinois and the United States. In 2000, Cook County had a rate of owner-occupancy of 57.9 percent, lower than Will County, Illinois and the United States at 83.1 percent, 67.3 percent and 66.2 percent, respectively. As a result, Cook County supported a higher rate of renter-occupied housing of 42.1 percent, compared to 16.9 percent in Will County, 32.7 percent in Illinois and 33.8 percent in the United States. In 2010, owner-occupied housing increased slightly in all the areas except the United States to 58.2 percent, 83.2 percent and 67.5 percent, with the United States decreasing in owner-occupied housing to 65.4 percent. Conversely, the renter-occupied rates decreased slightly in all but the United States to levels of 41.8 percent, 16.8 percent and 32.5 percent in Cook and Will Counties and Illinois, , respectively, with the United States increasing in renter-occupied housing to 34.6 percent in 2010.

Cook County's 2000 median housing value was $157,700, higher than Will County's median housing value of $154,300, Illinois' median housing value of $130,800 and the United States' median housing value of $119,600. The 2000 median rent of Cook County was $648, which was higher than Will County's $630 median rent, Illinois' median rent of $605 and the United States' median rent of $602. In 2010, median housing values had increased in the market area counties, Illinois and the United States. Cook County had a 2010 median housing value of $256,900, still higher than Will County at $236,300, Illinois at $198,500 and the United States at $186,200. The 2010 median rent levels were $932, $931, $860 and $871 in Cook and Will Counties, Illinois and the United States, respectively.

Description of Primary Market Area (cont.)

In 2000, the major source of employment for Cook County by industry group, based on share of employment, was the services industry at 47.8 percent. The services industry was also responsible for the majority of employment in Will County, Illinois and the United States with 41.8 percent of jobs in Will County, 45.5 percent of jobs in Illinois and 46.7 percent in the United States (reference Exhibit 28). The manufacturing industry was the second major employer in Cook County and in Illinois at 14.1 percent and 16.0 percent, respectively, with the wholesale/retail industry the second largest employer in Will County at 16.2 percent of employment and in the United States at 15.3 percent of employment. The wholesale/retail trade group was the third major overall employer in Cook County at 13.9 percent as well as in Illinois, responsible for 14.8 percent of employment. The manufacturing group was the third major employer in Will County and in the United States with 15.4 percent and 14.1 percent of employment, respectively. The agriculture/mining group, construction group, transportation/utilities, information and finance/insurance/real estate group combined to provide 24.2 percent of employment in Cook County, 27.0 percent of employment in Will County, 23.7 percent of employment in Illinois and 23.9 percent in the United States.

In 2010, the services industry, wholesale/retail trade industry and manufacturing industry provided the first, second and third highest levels of employment, respectively, for Cook County, Will County and Illinois, but in the United States, the services industry, manufacturing industries and wholesale/retail trade industry provided the first, second and third highest levels of employment. The services industry accounted for 55.1 percent, 50.1 percent, 51.7 percent and 51.2 percent in Cook County, Will County, Illinois and the United States, respectively. The wholesale/retail trade industry provided for 12.8 percent, 15.5 percent, 14.2 percent and 14.8 percent in Cook and Will Counties, Illinois and the United States, respectively. The manufacturing group provided 10.5 percent, 12.2 percent, 12.7 percent and 15.0 percent of employment in Cook and Will Counties, Illinois and the United States, respectively.

Description of Primary Market Area (cont.)

Some of the largest employers in the area are listed below.

There were no major employers in the Midlothian area. There are several automobile dealerships but all with less than 50 employees.

The major employers in the Orland Park area were mostly in the services sector. The two largest employers in Orland Park are Consolidated School District 230 and the Village of Orland Park.

Employer	Employees	Product/Service
Consolidated School District #230	918	Education
Village of Orland Park	915	Government
School District #135	741	Education
Jewel (Albertsons)	540	Grocery/retail
Panduit	400	Services/data
Carson's	320	Retail

The unemployment rate is another key economic indicator. Exhibit 29 shows the unemployment rates in Cook County, Will County, Illinois and the United States in 2009 through March of 2013. Cook County and Will County have been characterized by slightly higher unemployment rates, compared to Illinois and the United States. In 2009, Cook County had an unemployment rate of 10.4 percent, compared to unemployment rates of 10.2 percent in Will County, 10.0 percent in Illinois and 9.3 percent in the United States. Cook County's unemployment rate increased in 2010 to 10.8 percent, compared to an increase to 10.7 percent in Will County, an increase to 10.5 percent in Illinois and an increase to 9.6 percent in the United States. In 2011, Cook County's rate of unemployment decreased to 10.4 percent and Will County's rate decreased to 10.1 percent. Illinois' unemployment rate decreased to 9.8 percent, and the United States' decreased to 8.9 percent. In 2012, Cook County's rate of unemployment decreased to 9.3 percent compared to a decrease to 9.0 percent in Will County and decreases to 8.9 percent in Illinois and 8.1 percent in the United States. Through March of 2013, Cook and Will Counties had increases in unemployment rates to 9.7 percent and 10.0 percent, respectively, and the unemployment rate in Illinois increased to 9.4 percent. The United States' unemployment rate decreased to 7.6 percent through March of 2013.

Description of Primary Market Area (cont.)

Exhibit 30 provides deposit data for banks and thrifts in Cook and Will Counties. A.J. Smith Federal's deposit base in the market area counties was approximately $173.6 million or a 3.5 percent share of the $5.0 million total thrift deposits and a minimal 0.1 percent share of the total deposits, which were approximately $228.8 billion as of June 30, 2012. It is evident from the size of the thrift deposits and bank deposits that the market area has a very strong deposit base, with A.J. Smith Federal having a minimal level of market penetration for both thrift deposits and total deposits.

Exhibit 31 provides interest rate data for each quarter for the years 2009 through the first quarter of 2013. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2009, 2010 and 2011. Rates have indicated a rising trend in 2012.

SUMMARY

In summary, population decreased by a minimal 3.4 percent in Cook County but increased by a strong 34.9 percent in Will County from 2000 to 2010, and the number of households decreased minimally in Cook County but increased by an even stronger 52.4 percent in Will County. The 2010 median household income in Will County was higher than Cook County's and state and national levels. Also, Cook and Will Counties' unemployment rates have generally been higher than both state and national rates. According to the 2010 Census, median housing values were $256,900, $236,300, $198,500, and $186,200 for Cook County, Will County, Illinois and the United States, respectively.

Market Area (cont.)

The Corporation holds deposits of approximately 3.5 percent of all thrift deposits in the two-county market area as of June 30, 2012, representing a minimal share of the large deposit base of $228.8 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly traded, FDIC-insured thrifts in the United States and all publicly traded, FDIC-insured thrifts in the Midwest region and in Illinois.

Exhibits 32 and 33 present Share Data and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 182 publicly traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 53 publicly traded Midwest thrifts ("Midwest thrifts") and the 12 publicly traded thrifts in Illinois ("Illinois thrifts"), and by trading exchange. Exhibit 32 presents prices, pricing ratios and price trends for all publicly traded FDIC-insured thrifts.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of the Corporation as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of the Corporation's basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition as a target at March 31, 2013, due to the price impact of such a pending transaction. The following thrift institutions were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Institution	State
CMS Bancorp	New York
PVF Financial Corp.	Ohio
Newport Bancorp, Inc.	Rhode Island

There are no pending merger/acquisition transactions involving thrift institutions that were potential comparable group candidates in the Corporation's city, county or market area as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain

Mutual Holding Companies (cont.)

varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 42 publicly traded mutual holding companies as well between those 42 entities and the larger universe of conventional, publicly traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit 37 presents key financial data and ratios for the 42 publicly traded, FDIC-insured mutual holding companies in the United States.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 182 publicly traded, FDIC-insured savings institutions, excluding the 42 mutual holding companies, 8 are traded on the New York Stock Exchange, none are traded on the American Stock Exchange, 105 are traded on NASDAQ. There were an additional 28 are traded over the counter and 41 institutions listed in the Pink Sheets, but they were not considered for the comparable group selection.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to December 31, 2012, in order to insure at least four consecutive quarters of reported data as a publicly traded institution. The resulting parameter is a required IPO date prior to December 31, 2011.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to the Corporation, including the Southwest, Southeast and West regions.

The geographic location parameter consists of the Midwest, North Central and Northeast for a total of fifteen states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The total asset size for any potential comparable group institution was $1.5 billion or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range,

Asset Size (cont.)

compared to the Corporation, with assets of approximately $218 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 48 institutions considered as comparable group candidates after applying the general parameters, with the outlined institutions being those ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets

Introduction (cont.)

5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from the Corporation with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from the Corporation. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments to asset, excluding mortgage-backed securities, was 10.1 percent at March 31, 2013, and reflects the Corporation's share of investments lower than the national and regional averages of 16.2 percent and 17.7 percent, respectively. The Bank's investments have consisted primarily of U.S. government-sponsored entity securities, supplemented by state and municipal securities. For its four most recent fiscal years ended December 31, 2012, the Corporation's average ratio of cash and investments to assets was a higher 20.6 percent, ranging from a high of 26.1 percent in 2009 to a low of 10.1 percent in 2012. It should be noted that, for the purposes of comparable group selection, the Corporation's $1.7 million balance of Federal Home Loan Bank stock at March 31, 2013, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is has been defined as 40.0 percent or less of assets, with a midpoint of 20.0 percent.

Mortgage-Backed Securities to Assets

At March 31, 2013, the Corporation's ratio of mortgage-backed securities to assets was 28.3 percent, moderately higher than the national average of 10.0 percent and the regional average of 8.1 percent for publicly traded thrifts. The Bank's three most recent fiscal year average is a moderately lower 21.9 percent, still higher than industry averages, with a generally increasing trend.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 30.0 percent or less of assets and a midpoint of 15.0 percent.

One- to Four-Family Loans to Assets

The Corporation's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, excluding construction loans and including home equity loans, represented 49.1 percent of the Corporation's assets at March 31, 2013, which is higher than its ratios of 42.5 percent at December 31, 2012, and 45.4 percent at December 31, 2011. The parameter for this characteristic is 60.0 percent of assets or less in one- to four-family loans with a midpoint of 30.0 percent.

Total Net Loans to Assets

At March 31, 2013, the Corporation had a 54.6 percent ratio of total net loans to assets and a slightly lower three fiscal year average of 52.3 percent, both being lower than the national average of 66.9 percent and the regional average of 66.6 percent for publicly traded thrifts. The

Total Net Loans to Assets (cont.)

Corporation's ratio of total net loans to assets changed from 51.7 percent of total assets in fiscal year 2010 to 51.4 percent in 2011, to 53.7 percent in fiscal year 2012.

The parameter for the selection of the comparable group is from 40.0 percent to 90.0 percent with a midpoint of 65.0 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to the Corporation.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, the Corporation's shares of mortgage-backed securities to assets and total net loans to assets were 28.3 percent and 54.6 percent, respectively, for a combined share of 82.9 percent. Recognizing the industry and regional ratios of 76.9 percent and 74.7 percent, respectively, the parameter range for the comparable group in this category is 65.0 percent to 95.0 percent, with a midpoint of 80.0 percent.

Borrowed Funds to Assets

The Corporation had borrowed funds of $20.0 million or 9.2 percent of assets at March 31, 2013, which is similar to current industry averages.

The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds has decreased in recent years, due to much lower rates paid on deposits. Additionally,

Borrowed Funds to Assets (cont.)

many thrifts are not aggressively seeking deposits, since quality lending opportunities have diminished in the current economic environment.

The parameter range of borrowed funds to assets is 30.0 percent or less with a midpoint of 15.0 percent.

Equity to Assets

The Corporation's equity to assets ratio was 10.5 percent at March 31, 2013, 10.3 percent at December 31, 2012, 9.5 percent at December 31, 2011, 9.7 percent at December 31, 2010, 9.6 percent at December 31, 2009, and 11.1 percent at December 31, 2008, averaging 10.0 percent for the five fiscal years ended December 31, 2012. The Bank's retained earnings decreased in two of the past four fiscal years and increased slightly at March 31, 2013, for a total 16.3 percent decrease from December 31, 2008, to March 31, 2013. After conversion, based on the midpoint value of $17.5 million and a public offering of $10.6 million, with 50.0 percent of the net proceeds of the public offering going to the Bank, its equity is projected to increase within the range of 11 percent to 12 percent of assets, with the Corporation within the range of 13 percent to 14 percent of assets.

Based on those equity ratios, we have defined the equity ratio parameter to be 6.0 percent to 18.0 percent with a midpoint ratio of 12.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of the Corporation's earnings performance and the basis for such performance both historically and during the four quarters ended March 31, 2013. The primary performance indicator is the Corporation's core return on average assets (ROAA). The second performance indicator is the Corporation's core return on average equity (ROAE). To measure the Corporation's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Corporation is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Corporation's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is core ROAA. For the twelve months ended March 31, 2013, the Corporation's core ROAA was 0.04 percent based on core earnings after taxes of $81,000, as detailed in Item I of this report. The Corporation's core ROAA in its most recent five fiscal years of 2008 to 2012, was 0.17 percent, 0.66 percent, 0.77 percent, (0.47) percent and 0.10 percent, respectively, with a five fiscal year average ROAA of 0.25 percent.

Considering the historical and current earnings performance of the Corporation, the range for the ROAA parameter based on core income has been defined as 1.00 percent or less with a midpoint of 0.50 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Corporation's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

The Corporation's core ROAE for the twelve months ended March 31, 2013, was 0.35 percent based on core income. In its most recent five fiscal years, the Corporation's average core ROAE was 2.41 percent, from a low of (4.88) percent in 2011 to a high of 8.01 percent in 2010.

The parameter range for ROAE for the comparable group, based on core income, is 12.0 percent or less with a midpoint of 6.0 percent.

Net Interest Margin

The Corporation had a net interest margin of 2.39 percent for the twelve months ended March 31, 2013, representing net interest income as a percentage of average interest-earning assets. The Corporation's net interest margin levels in its five fiscal years of 2008 through 2012 were 2.63 percent, 2.69 percent, 2.80 percent, 2.45 percent and 2.37 percent, respectively, averaging 2.59 percent.

The parameter range for the selection of the comparable group is from a low of 2.00 percent to a high of 4.00 percent with a midpoint of 3.00 percent.

Operating Expenses to Assets

For the twelve months ended March 31, 2013, the Corporation had a 2.52 percent ratio of operating expense to average assets. In its five most recent fiscal years of 2008 to 2012, the Corporation's expense ratio averaged 2.62 percent, from a low of 2.43 percent in fiscal year 2008 to a high of 2.77 percent in fiscal year 2010.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 4.00 percent with a midpoint of 3.00 percent.

Noninterest Income to Assets

Compared to publicly traded thrifts, the Corporation has experienced a lower than average level of noninterest income as a source of additional income. The Corporation's ratio of noninterest income to average assets was 0.46 percent for the twelve months ended March 31, 2013. For its most recent five fiscal years ended December 31, 2008, through 2012, the Corporation's ratio of noninterest income to average assets was 0.31 percent, 0.61 percent, 0.83 percent, 0.49 percent and 0.44 percent, respectively, for an average of 0.54 percent.

The range for this parameter for the selection of the comparable group is 1.50 percent of average assets or less, with a midpoint of 0.75 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure

Introduction (cont.)

that any thrift institution in the comparable group has an asset quality position similar to that of the Corporation. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

The Corporation's ratio of nonperforming assets to assets was 3.01 percent at March 31, 2013, which was lower than the national average of 3.66 percent for publicly traded thrifts and the average of 3.44 percent for Midwest thrifts. The Corporation's ratio of nonperforming assets to total assets averaged 2.72 for its most recent five fiscal years ended December 31, 2012, from a high of 3.72 percent in fiscal year 2009 to a low of 1.53 percent in fiscal year 2008.

The comparable group parameter for nonperforming assets is 6.00 percent or less of total assets, with a midpoint of 3.00 percent.

Repossessed Assets to Assets

The Corporation had repossessed assets of $3.1 million at March 31, 2013, representing a ratio to total assets of 1.42 percent, following ratios of repossessed assets to total assets of 1.40 percent and 1.52 percent at December 31, 2012, and December 31, 2011, respectively. National and regional averages were 0.71 percent and 0.61 percent, respectively, for publicly traded thrift institutions.

The range for the repossessed assets to total assets parameter is 2.00 percent of assets or less with a midpoint of 1.00 percent.

Loans Loss Reserves to Assets

The Corporation had an allowance for loan losses of $1,527,000, representing a loan loss allowance to total assets ratio of 0.70 percent at March 31, 2013, which was lower than its 0.71 percent ratio at December 31, 2012, and its 0.81 percent ratio at December 31, 2011.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.25 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $318.8 million to $1.4 billion with an average asset size of $604.4 million and have an average of 9.2 offices per institution. Four of the comparable group institutions are in Pennsylvania, two each in Illinois and Indiana, and one each in Missouri and Ohio, and all ten are traded on NASDAQ.

The comparable group institutions as a unit have a ratio of equity to assets of 13.1 percent, which is 2.4 percent higher than all publicly traded thrift institutions in the United States; and for the most recent four quarters indicated a core return on average assets of 0.64 percent, lower than all publicly traded thrifts at 0.73 percent and higher than the publicly traded Illinois thrifts at (0.34) percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of the Corporation to all publicly traded thrifts, to publicly traded thrifts in the Midwest region and to Illinois thrifts, as well as to the ten institutions constituting the Corporation's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 43 through 48.

As presented in Exhibits 43 and 44, at March 31, 2013, the Corporation's total equity of 10.50 percent of assets was lower than the comparable group at 13.06 percent, all thrifts at 12.75 percent, Midwest thrifts at 11.24 percent and Illinois thrifts at 10.86 percent. The Corporation had a 54.63 percent share of net loans in its asset mix, lower than the comparable group at 67.40 percent, all thrifts at 66.90 percent, Midwest thrifts at 66.60 percent and Illinois thrifts at 64.47 percent. The Corporation's share of net loans and 10.13 percent share of cash and investments, lower than industry averages, is primarily the result of its higher 28.27 percent share of mortgage-backed securities. The comparable group had a higher 16.34 percent share of cash and investments and a lower 10.83 percent share of mortgage-backed securities. All thrifts had 10.01 percent of assets in mortgage-backed securities and 16.22 percent in cash and investments. The Corporation's 78.56 percent share of deposits was slightly higher than the comparable group, all thrifts and Midwest thrifts but lower than Illinois thrifts, reflecting the Corporation's comparable share of borrowed funds of 9.15 percent. As ratios to assets, the comparable group had deposits of 76.82 percent and borrowings of 9.15 percent. All thrifts averaged a 75.42 percent share of deposits and 10.24 percent of borrowed funds, while Midwest thrifts had a 77.84 percent share of deposits and a 9.53 percent share of borrowed funds. Illinois thrifts averaged a 79.92 percent share of deposits and an 8.07 percent share of borrowed funds. The Corporation had an insignificant amount of goodwill and intangible assets, compared to 0.39 percent for the comparable group, 0.56 percent for all thrifts, 0.37 percent for Midwest thrifts and 0.29 percent for Illinois thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45, 46 and 47 and provide a synopsis of key sources of income and key expense items for the Corporation in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended March 31, 2013, the Corporation had a yield on average interest-earning assets lower than the comparable group, all thrifts and Midwest thrifts and Illinois thrifts. The Corporation's yield on interest-earning assets was 3.05 percent compared to the comparable group at 4.31 percent, all thrifts at 4.35 percent, Midwest thrifts at 4.18 percent and Illinois thrifts at 4.33 percent.

The Corporation's cost of funds for the twelve months ended March 31, 2013, was lower than the comparable group, all thrifts, Midwest thrifts and Illinois thrifts. The Corporation had an average cost of interest-bearing liabilities of 0.72 percent compared to 1.03 percent for the comparable group, 1.44 percent for all thrifts, 1.29 percent for Midwest thrifts and 0.79 percent for Illinois thrifts. The Corporation's lower yield on interest-earning assets and lower interest cost resulted in a net interest spread of 2.33 percent, which was lower than the comparable group at 3.28 percent, all thrifts at 2.91 percent, Midwest thrifts at 2.89 percent and Illinois thrifts at 3.54 percent. The Corporation generated a net interest margin of 2.39 percent for the twelve months ended March 31, 2013, based on its ratio of net interest income to average interest-earning assets, which was lower than the comparable group ratio of 3.43 percent. All thrifts averaged a higher 3.08 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 3.02 percent; and Illinois thrifts averaged 3.66 percent.

The Corporation's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 46. The Corporation had $501,000 in provision for loan losses during the twelve months ended March 31, 2013, representing 0.22 percent of average assets. The average provision for loan losses for the comparable group was 0.35 percent, with all thrifts at 0.38 percent, Midwest thrifts at 0.48 percent and Illinois thrifts at 0.49 percent.

Analysis of Financial Performance (cont.)

The Bank benefitted from gains of $275,000 on the sale of investments during the twelve months ended March 31, 2013, equal to 0.12 percent of average assets. The comparable group indicated a gain on sale of assets of a similar 0.11 percent of average assets, with all thrifts at 0.07 percent, Midwest thrifts at 0.08 percent and Illinois thrifts at 0.19 percent.

Including the gains indicated above, the Corporation's total noninterest income was $1,021,000 or 0.46 percent of average assets for the twelve months ended March 31, 2013. Such a ratio of noninterest income to average assets was lower than the comparable group at 0.82 percent, and lower than all thrifts at 1.08 percent, Midwest thrifts at 1.09 percent and Illinois thrifts at 0.78 percent. For the twelve months ended March 31, 2013, the Corporation's operating expense ratio was 2.52 percent of average assets, modestly lower than the comparable group at 2.76 percent, lower than all thrifts at 3.21 percent, Midwest thrifts at 3.24 percent, and lower than Illinois thrifts at 3.39 percent.

The overall impact of the Corporation's income and expense ratios is reflected in its net income and return on assets. For the twelve months ended March 31, 2013, the Corporation had a net ROAA of (0.01) percent and a core ROAA of 0.04 percent. For its most recent four quarters, the comparable group had a higher net ROAA of 0.72 percent and a core ROAA of 0.64 percent. All publicly traded thrifts averaged a higher net ROAA of 0.82 percent and 0.73 percent core ROAA, with Midwest thrifts a 0.34 percent net ROAA and a 0.67 percent core ROAA. The twelve month net ROAA for the 12 Illinois thrifts was (0.28) percent, with a core ROAA of (0.34) percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of A.J. Smith Federal with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to provisions for loan losses, the balance of current and historical nonperforming assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses. The earnings performance analysis was based on the Bank's respective net and core earnings for the twelve months ended March 31, 2013, with comparisons to the core earnings of the comparable group, all thrifts and other geographical subdivisions.

As discussed earlier, the Bank has recently experienced decreases in its assets, loans and deposits, and losses in four of the past five fiscal years and has focused on controlling operating expenses, monitoring and controlling its balance of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its overall interest rate risk; and maintaining adequate allowances for loan losses to reduce the impact of any charge-offs. Historically, the Bank has closely monitored its yields and costs, resulting in a net interest margin, which has been generally lower than industry averages due to its lower share of loans, although the trend has experienced minimal change over the past five years, and its 2.39 percent net interest margin for the twelve months ended March 31, 2013, was lower than the industry average of 3.08 percent and the comparable group average of 3.43 percent. During its past three fiscal years, A.J. Smith Federal's ratio of interest expense to interest-bearing liabilities has decreased modestly from 1.54 percent in fiscal year 2010, which was similar to the industry average, to 0.83 percent in fiscal year 2012, which was below the industry average. The Bank's ratio of 0.72 percent for the twelve months ended March 31, 2013, was lower than the average of 1.03 percent for the comparable group and lower than the average of 1.44 percent for all thrifts. Following the second stage offering, the Bank will continue to control its operating expenses, strive to increase its net interest margin, maintain its noninterest income, increase its net income, increase its return on assets, continue to reduce its balance of nonperforming and classified assets, and closely monitor its interest rate risk.

The Bank has experienced limited loan origination activity in both mortgage and nonmortgage loans in fiscal years 2010 through 2012. Total loan originations in fiscal year 2012 were below originations for fiscal year 2010, and net loan change in 2010 was a minimal $30,000 decrease compared to a larger decrease of $3.6 million in 2012, due to lower loan originations. Gross loan originations were moderately lower in fiscal year 2012 compared to 2010, related to lower residential and multi-family and commercial real estate loan originations. Originations totaled $9.0 million in 2012, compared to $18.0 million in 2010, with an additional $1.1 million in loan purchases in 2012, still resulting in a net loan decrease of $3.6 million in 2012. For the three months ended March 31, 2013, the Bank's loan originations and purchases were $3.6 million or $14.3 million, annualized, moderately higher than in fiscal year 2012 and its annualized loan repayments, charge-offs and real estate owned transfers were slightly lower than in fiscal year 2012, resulting in a minimal net loan increase of $1.0 million, annualized, compared to a decrease of $3.6 million in fiscal year 2012. A. J. Smith Federal's volume of loan originations was $18.0 million in fiscal year 2010, $12.0 million in 2011 and $9.0 million in fiscal year 2012, plus $1.1 million in loan purchases in 2012. During the three months ended March 31, 2013, loan originations were $2.6 million or $10.4 million, annualized, with loan purchases totaling $935,000 during the period or $3.7 million, annualized. In all periods, the predominant component of the Bank's loan originations was one- to four-family residential mortgage loans.

From December 31, 2008, to March 31, 2012, all categories of loans, with the exception of one- to four-family loans, decreased their balances. One- to four-family loans indicated a dollar increase of $10.5 million or 12.5 percent, rising from $84.4 million to $94.9 million. Multi-family and commercial real estate loans decreased by $18.5 million or 57.8 percent from December 31, 2008, to March 31, 2013. Other individual changes were home equity loans, which decreased $144,000 or 1.2 percent, and consumer and other loans, which decreased $133,000 or 41.1 percent. Overall, the Bank's lending activities resulted in a total loan decrease of $8.3 million or 6.4 percent and a net loan decrease of $7.0 million or 5.6 percent from December 31, 2008, to March 31, 2013. Loan change of a $279,000 increase or 0.2 percent during the three months ended March 31, 2013, represents an annualized increase of $1.1 million or 0.9 percent.

For the three months ended March 31, 2013, mortgage loans represented 100.0 percent of loan originations. In comparison, during fiscal years 2010, 2011 and 2012, mortgage loans also represented 100.0 percent of total loan originations.

The impact of A.J. Smith Federal's primary lending efforts has been to generate a yield on average interest-earning assets of 3.05 percent for the twelve months ended March 31, 2013, compared to a higher 4.31 percent for the comparable group, 4.35 percent for all thrifts and 4.18 percent for Midwest thrifts. The Bank's ratio of interest income to average assets was 2.90 percent for the twelve months ended March 31, 2013, lower than the comparable group at 4.03

Earnings Performance (cont.)

percent, all thrifts at 4.16 percent and Midwest thrifts at 4.19 percent, reflecting the Bank's larger shares of investments and mortgage-backed securities.

A.J. Smith Federal's 0.72 percent cost of interest-bearing liabilities for the twelve months ended March 31, 2013, was lower than the comparable group at 1.03 percent, all thrifts at 1.44, Midwest thrifts at 1.29 percent and Illinois thrifts at 0.79 percent. The Bank's resulting net interest spread of 2.33 percent for the twelve months ended March 31, 2013, was lower than the comparable group at 3.28 percent, all thrifts at 2.91 percent, Midwest thrifts at 2.89 percent and Illinois thrifts at 3.54 percent. The Bank's net interest margin of 2.39 percent, based on average interest-earning assets for the twelve months ended March 31, 2013, was lower than the comparable group at 3.43 percent, all thrifts at 3.08 percent, Midwest thrifts at 3.02 percent and Illinois thrifts at 3.66 percent.

The Bank's ratio of noninterest income to average assets was 0.46 percent for the twelve months ended March 31, 2013, which was moderately lower than the comparable group at 0.82 percent, lower than all thrifts at 1.08 percent and Midwest thrifts at 1.09 percent.

The Bank's operating expenses were lower than the comparable group, all thrifts and Midwest thrifts. For the twelve months ended March 31, 2013, A.J. Smith Federal had an operating expenses to assets ratio of 2.52 percent compared to 2.76 percent for the comparable group, 3.21 percent for all thrifts and 3.24 percent for Midwest thrifts. A.J. Smith Federal had a higher 88.3 percent efficiency ratio for the twelve months ended March 31, 2013, compared to the comparable group with an efficiency ratio of 66.2 percent. The efficiency ratio for all publicly traded thrifts was 63.6 percent for the twelve months ended March 31, 2013.

For the twelve months ended March 31, 2013, A.J. Smith Federal generated a lower ratio of noninterest income, a lower ratio of noninterest expenses and lower net interest margin relative to its comparable group. The Bank had a 0.22 percent provision for loan losses during the twelve months ended March 31, 2013, compared to the comparable group at 0.35 percent of

Earnings Performance (cont.)

assets, all thrifts at 0.38 percent and Midwest thrifts at 0.48 percent. The Bank's allowance for loan losses to total loans of 1.26 percent was lower than the comparable group and also lower than all thrifts. The Bank's 23.2 percent ratio of reserves to nonperforming assets was lower than the comparable group at 48.3 percent and lower than all thrifts at 64.6 percent.

As a result of its operations, the Bank's net and core income for the twelve months ended March 31, 2013, were lower than the comparable group. Based on net earnings, the Bank had a return on average assets of (0.01) percent for the twelve months ended March 31, 2013, and a return on average assets of (0.01) percent and (0.85) in fiscal years 2012 and 2011, respectively. The Bank's core return on average assets was a slightly higher 0.04 percent for the twelve months ended March 31, 2013, as detailed in Exhibit 7. For their most recent four quarters, the comparable group had a moderately higher net ROAA of 0.72 percent and a higher core ROAA of 0.64 percent, while all thrifts indicated a higher net ROAA and higher core ROAA of 0.82 percent and 0.73 percent, respectively. Midwest thrifts indicated a net ROAA of 0.33 percent and a core ROAA of 0.67 percent.

Following its second stage conversion, A.J. Smith Federal's earnings will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses and its asset quality and its future needs for provisions for loan losses. Earnings are projected to represent a more favorable 0.44 percent in 2014. The Bank's ratio of noninterest income to average assets has decreased during its past three fiscal years and for the twelve months ended March 31, 2013. Overhead expenses indicated a modest decrease during those three fiscal years. The Bank's net interest margin, lower than the comparable group, has been the result of its lower yield on assets, partially offset by a lower cost of funds.

Earnings Performance (cont.)

In recognition of the foregoing earnings related factors, considering A.J. Smith Federal's historical and current performance measures, as well as Business Plan projections, a downward adjustment has been made to the Corporation's pro forma market value for earnings performance.

MARKET AREA

A.J. Smith Federal's primary market area for retail deposits and loans consists of Cook and Will Counties, Illinois. As discussed in Section II, from 2000 to 2010, Cook County experienced a slight decrease in population and households where Will County had large increases. The unemployment rate in Cook County, however, decreased from 10.4 percent in 2009 to 9.7 percent in March of 2013, which was higher than Illinois at 9.4 percent and the United States at 7.6 percent. Will County's unemployment also decreased from 10.2 percent in 2009 to 10.0 percent in March of 2013, with both counties continuing to have unemployment rates higher than state and national rates. In 2010, the per capita income levels in the market area counties remain slightly lower than the state average but higher than the national average. The 2010 median household income levels vary. Cook County's is below the state level but higher than national level, and Will County's median household income level is much higher than both state and national levels. The 2010 median housing values in both Cook and Will Counties were higher than the both state and national median housing values.

The Bank's market area is suburban Chicago communities, with the services sector representing the primary source of employment in 2010 in both Cook County and Will County, followed by the wholesale/retail and manufacturing sectors. The level of financial competition in A.J. Smith Federal's market area is very strong, with a total combined market deposit base for banks and thrifts of $228.8 billion. A.J. Smith Federal has minimal market shares of thrift deposits in the two-county market area at 3.5 percent as of June 30, 2012, and 0.1 percent share of total deposits.

In recognition of the foregoing factors, including deposit potential in a modestly growing deposit base, we believe that a slight upward adjustment is warranted for the Bank's market area.

FINANCIAL CONDITION

The financial condition of A.J. Smith Federal is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 23, and is compared to the comparable group in Exhibits 42, 43 and 44. The Bank's ratio of total equity to total assets was 10.50 percent at March 31, 2013, which was moderately lower than the comparable group at 13.06 percent, all thrifts at 12.75 percent and Midwest thrifts at 11.24 percent. Based on the second stage offering completed at the midpoint of the valuation range, the Corporation's pro forma equity to assets ratio will increase to 14.0 percent and the Bank's pro forma equity to assets ratio will increase to 12.0 percent.

The Bank's mix of assets and liabilities indicates both similarities to and variations from its comparable group. A.J. Smith Federal had a moderately lower 54.6 percent ratio of net loans to total assets at March 31, 2013, compared to the comparable group at 67.4 percent. All thrifts indicated a higher 66.9 percent, as did Midwest thrifts at 66.6 percent. The Bank's 10.1 percent share of cash and investments was lower than the comparable group at 16.3 percent, while all thrifts were at 16.2 percent and Midwest thrifts were at 17.7 percent. A.J. Smith Federal's 28.3 percent ratio of mortgage-backed securities to total assets was significantly higher than the comparable group at 10.8 percent and considerably higher than all thrifts at 10.0 percent and Midwest thrifts at 8.1 percent.

Financial Condition (cont.)

The Bank's 78.6 percent ratio of deposits to total assets was slightly higher than the comparable group at 76.8 percent, higher than all thrifts at 75.4 percent and higher than Midwest thrifts at 77.8 percent. A.J. Smith Federal's higher ratio of deposits was due to its lower share of equity of 10.5 percent, compared to the comparable group at 13.1 percent of total assets, with all thrifts at 12.8 percent and Midwest thrifts at 11.2 percent. A.J. Smith Federal had a normal share of borrowed funds to assets of 9.15 percent at March 31, 2013, identical to the comparable group, and lower than all thrifts at 10.24 percent and Midwest thrifts at 9.53 percent. In fiscal year 2012, total deposits decreased by $10.0 million or 5.5 percent, due to conservative pricing of certificates of deposit. During fiscal year 2011, A.J. Smith Federal's deposits decreased by $14.6 million or 7.4 percent from $196.3 million to $181.76 million.

A.J. Smith Federal had no goodwill or intangible assets and had a higher share of repossessed real estate at March 31, 2013. The Bank had repossessed real estate of $3,103,000 or 1.42 percent of assets at March 31, 2013. This compares to ratios of 0.39 percent for goodwill and intangible assets and 0.37 percent for real estate owned, for the comparable group. All thrifts had a goodwill and intangible assets ratio of 0.56 percent and a real estate owned ratio of 0.71 percent.

The financial condition of A.J. Smith Federal is impacted by its historically higher than average balance of nonperforming assets of $6.6 million or 3.01 percent of total assets at March 31, 2013, compared to a lower 2.58 percent for the comparable group, 3.66 percent for all thrifts, 3.44 percent for Midwest thrifts and 3.06 percent for Illinois thrifts. The Bank's ratio of nonperforming assets to total assets was 1.53 percent at December 31, 2008, 3.72 percent at December 31, 2009, 2.63 percent at December 31, 2010, 2.61 percent at December 31, 2011, and 3.12 percent at December 31, 2012.

At March 31, 2013, A.J. Smith Federal had $1,527,000 of allowances for loan losses, which represented 0.70 percent of assets and 1.26 percent of total loans. The comparable group indicated higher allowances, relative to assets and loans, equal to 1.03 percent of assets and 1.54

percent of total loans, while all thrifts had allowances relative to assets and loans that averaged a higher 1.05 percent of assets and a higher 1.58 percent of total loans. Also of major importance is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. A.J. Smith Federal's $1,527,000 of allowances for loan losses, represented a lower 23.2 percent of nonperforming assets at March 31, 2013, compared to the comparable group's 48.3 percent, with all thrifts at a higher 64.6 percent, Midwest thrifts at a higher 46.2 percent and Illinois thrifts at a higher 37.3 percent. A.J. Smith Federal's ratio of net charge-offs to average total loans was 0.61 percent for the twelve months ended March 31, 2013, compared to a similar 0.59 percent for the comparable group, 0.79 percent for all thrifts and 0.96 percent for Midwest thrifts.

A.J. Smith Federal has a modest level of interest rate risk. The change in the Bank's EVE at March 31, 2013, reflecting the most current information available, based on a rise in interest rates of 100 basis points was a 1.7 percent increase, representing a dollar increase in equity value of $586,000. The Bank's exposure increases to a 1.7 percent decrease in its EVE under a 200 basis point rise in rates, representing a dollar decrease in equity of $594,000. The Bank's post shock EVE ratio at March 31, 2013, assuming a 200 basis point rise in interest rates was 16.34 percent and indicated a 72 basis point increase from its 15.62 percent based on no change in interest rates.

Compared to the comparable group, with particular attention to the Bank's asset quality position, equity level, asset and liability mix and interest rate risk, we believe that, a downward adjustment is warranted for A.J. Smith Federal's current financial condition, due to the Bank's currently lower asset quality position.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent five calendar years, A.J. Smith Federal has been characterized by decreases in assets, loans and deposits relative to its comparable group. The Bank's average annual asset change from December 31, 2008, to March 31, 2013, was a decrease of 2.5 percent. This shrinkage rate compares to a higher 2.8 percent for the comparable group, a higher 5.0 percent for all thrifts, and a higher 3.2 percent for Midwest thrifts. The Bank's shrinkage in assets is reflective primarily of its shrinkage in deposits during that four year period of an average 1.1 percent and average shrinkage in cash and investments of 4.6 percent. A.J. Smith Federal's loan portfolio indicates an average annual decrease of 1.3 percent from December 31, 2008, to March 31, 2013, compared to average shrinkage rates of 1.5 percent for the comparable group, 1.3 percent for all thrifts and 1.8 percent for Midwest thrifts.

A.J. Smith Federal's deposits indicate an average annual decrease of 1.2 percent from 2008 to 2012. Annual deposit change was from a high of 7.1 percent increase in 2009 to a low of negative 7.4 percent in 2011, compared to average growth rates of 1.6 percent for the comparable group, 1.7 percent for all thrifts and 1.5 percent for Midwest thrifts. During the three months ended March 31, 2013, the Bank's total deposits decreased just $87,000 or 0.1 percent. It should be further noted that certificates of deposit, a primary component of deposits, decreased by $35.8 million or 33.8 percent from December 31, 2010, to March 31, 2013. The Bank had $20.0 million in borrowed funds or 9.2 percent of assets at March 31, 2013, compared to the comparable group at 9.2 percent and had a higher $22.0 million in borrowed funds at December 31, 2012. The Bank's historically higher ratios of borrowed funds to assets were 9.7 percent, 12.2 percent and 9.9 percent at December 31, 2010, 2011 and 2012, respectively.

In spite of its deposit shrinkage historically, considering the demographics, competition and deposit base trends in its market area, the Bank's ability to increase its asset, loan and deposit bases in the future is primarily dependent on its being able to increase its market share by competitively pricing its loan and savings products, maintaining a high quality of service to its customers and strengthening its loan origination activity or continuing to expand into new markets. A.J. Smith Federal's primary market area experienced decreases in population and

Asset, Loan and Deposit Growth (cont.)

households in Cook County but strong increases in population and households in Will County between 2000 and 2010. The Bank's primary market area also indicates 2010 per capita income slightly below Illinois' but higher than that of the United States, and median household income level in Cook County was below the state level but above the national level, while the Will County 2010 median household income level was much higher than both Illinois' and the United States' levels. In 2010, median housing values in Cook and Will Counties were higher than those of Illinois and the United States, as were median rents.

Notwithstanding the proceeds of the planned second stage offering, the Bank's primary focus of its operations in Cook and Will Counties could limit the Bank's potential for continued rates of asset, loan and deposit growth. The total deposit base in Cook County grew by 8.40 percent from June 30, 2011, to June 30, 2012, and grew by 0.14 percent in Will County; and during that period, the number of financial institution offices decreased by six offices in Cook County and decreased by two offices in Will County. From June 30, 2011, to June 30, 2012, A.J. Smith Federal's deposit market share in Cook County decreased from 0.09 percent to 0.08 percent.

Based on the foregoing factors, we have concluded that a slight downward adjustment to the Corporation's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation paid no dividends in 2011 and 2012. The Bank is planning to seek regulatory approval to pay a 2.0 percent dividend after completion of the second stage conversion. The payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. Nine of the ten institutions in the comparable group paid cash dividends during the most recent twelve months for an average dividend yield of 1.95 percent and an average payout

Asset, Loan and Deposit Growth (cont.)

ratio of 29.92 percent. During that twelve month period, the average dividend yield was 0.71 percent and the average payout ratio was 8.87 for the 12 Illinois thrifts; and the average dividend was 1.38 percent and the average payout ratio was 27.28 percent for all thrifts.

In our opinion, no adjustment to the pro forma market value of the Corporation is warranted related to dividend payments, recognizing that the Corporation has supported a slightly higher dividend yield.

SUBSCRIPTION INTEREST

In 2012, investors' interest in new issues has improved but is still not strong. Such interest is possibly related to the improved performance of financial institutions overall, which could be challenged in the future due to the low interest rate environment and the compression of net interest margin. The selective and conservative reaction of IPO investors appears generally to be related to a number of analytical, economic and market-related factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, housing market conditions, general market conditions for financial institution stocks and stocks overall, aftermarket price trends and the expectation of renewed merger/acquisition activity in the thrift industry.

A.J. Smith Federal will direct its offering initially to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $1.1 million or 10.0 percent of the stock offered to the public based on the appraised midpoint valuation. The Bank will form an ESOP, which plans to purchase 8.0 percent of the total shares issued in the second stage offering.

The Bank has secured the services of Keefe, Bruyette &Woods, Inc., to assist in the marketing and sale of the conversion stock, including a possible syndicated offering.

Subscription Interest (cont.)

Based on the size of the offering, recent banking conditions, current market conditions, historical local market interest, the terms of the offering and recent subscription levels for second stage offerings, we believe that no adjustment is warranted for the Bank's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription and community offering and, if required, a subsequent syndicated offering with the assistance of Keefe, Bruyette & Woods, Inc. The stock of the Corporation will be traded on the Nasdaq National Market, if enough shares are sold to qualify for this listing. Otherwise, the stock will trade on OTC Bulletin Board.

The Bank's total public offering is considerably smaller in size than the average market value of the comparable group. The comparable group has an average market value of $62.3 million for the stock outstanding compared to a midpoint public offering of $11.4 million for the Corporation, less the ESOP and the estimated 100,000 shares to be purchased by officers and directors. The Corporation's public market capitalization will be approximately 30.0 percent of the size of the public market capitalization of the comparable group. Of the ten institutions in the comparable group, all trade on Nasdaq with those ten institutions indicating an average daily trading volume of over 5,000 shares during the last four quarters.

The comparable group has an average of 4,424,001 shares outstanding compared to 1,870,000 shares outstanding for the Corporation.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, we have concluded that a downward adjustment to the Corporation's pro forma market value is warranted relative to the liquidity of its stock.

MANAGEMENT

The chairman and chief executive officer of A. J. Smith Federal is Thomas R. Butkus. Mr. Butkus joined the Bank in 1972, and served the Bank in numerous positions, including chief financial officer prior to becoming chief executive officer. He became president and chief executive officer in 1988 and was appointed a director in 1977. Ms. Donna J. Manuel is a senior vice president and the loan operations officer of the Bank. Ms. Emily Lane has been employed with the Bank since January 2012 as vice president and chief financial officer. Ms. Pamela Favero is vice president of accounting and joined the Bank in 1991.

During its five most recent fiscal years, A.J. Smith Federal has been able to maintain its net interest margin, increase its level of one- to four-family loans and reduce its higher cost borrowed funds. The Bank has also reduced its ratio of noninterest expenses to assets. While the Bank has experienced losses in 2008, 2009, 2011 and 2012, such losses have been related to the Bank's higher provision for loan losses. The Bank's asset quality position has experienced volatility from December 31, 2008, to March 31, 2013, with nonperforming assets increasing from December 31, 2008, to December 31, 2009, then decreasing from December 31,2009, to March 31, 2013. A.J. Smith Federal's interest rate risk has been modest, primarily as a result of its higher share of mortgage-backed securities. The Bank's earnings and return on assets have improved in 2012 and in the three months ended March 31, 2013, while its net interest margin has been below industry averages, but management is confident that the Bank is well positioned for modest loan growth and enhanced profitability following its second stage offering.

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a second stage offering continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's problems with delinquent loans, dependence on interest rate trends, volatility in the stock market and recent legislation related to the regulation of financial institutions and their ability to generate selected income.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in this offering. In our opinion, recent market trends cause us to conclude that a modest new issue discount is warranted in the case of this second stage offering. Consequently, at this time we have made a small downward adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry improved in 2001 to 2007, more emphasis was placed on the price to earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as provision for loan losses increased significantly resulting in losses in the industry, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of the Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to assets method. The price to earnings method was not used due to the Corporation's minimal core earnings and negative earnings in the twelve months ended March 31, 2013.

In recognition of the volatility and variance in earnings, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a second valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value and the super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value."

Introduction (cont.)

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's financial condition, earnings, liquidity of the stock, marketing of the issue, and asset, loan and deposit growth. No adjustments were made for the Bank's subscription interest, dividend payments and management. A slight upward adjustment was made for market area.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 81.67 percent and 80.11 percent, respectively. The full comparable group indicated a moderate pricing range, from a low of 68.92 percent (Wayne Savings Bancshares) to a high of 103.12 percent (Pulaska Financial Corp.). The comparable group had higher average and median price to tangible book value ratios of 84.39 percent and 81.65 percent, respectively, with a range of 72.75 percent to 107.58 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed to a low of 69.23 percent and a high of 92.73 percent, and the comparable group's price to tangible book value range also narrowed moderately from a low of 74.51 percent to a higher of 92.82 percent.

Price to Book Value Method (cont.)

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 56.05 percent and a price to tangible book value ratio of 56.05 percent at the midpoint. The price to book value ratio increases from 49.88 percent at the minimum to 67.59 percent at the super maximum, while the price to tangible book value ratio increases from 49.88 percent at the minimum to 67.59 percent at the super maximum.

The Corporation's pro forma price to book value and price to tangible book value ratios of 56.05 percent and 56.05 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank's capitalization, asset quality position, earnings performance, local market and public ownership, as well as subscription interest in thrift stocks and overall market and economic conditions. The Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 13.77 percent compared to 13.06 percent for the comparable group. Based on the price to book value ratio and the Bank's total equity of $22,933,000 at March 31, 2013, the indicated pro forma market value of the Corporation using this approach is $17,500,000 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

The basis of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, A.J. Smith Federal's after tax net earnings for the twelve months ended March 31, 2013, were a loss of $32,000, and the Bank's after tax core earnings for that period were a minimal $81,000 as indicated in Exhibit 7. Due to such minimal core earnings, the price to core earnings method was not meaningful.

Pricc to Earnings Method (eont.)

Even though the price to core earnings method is not meaningful, we will briefly review the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly traded thrifts. The average price to core earnings multiple for the comparable group was 18.64, while the median was 15.48. The average price to net earnings multiple was a lower 17.25 and the median multiple was 15.00. The comparable group's price to core earnings multiple was higher than the 14.74 average multiple for all publicly traded, FDIC-insured thrifts and higher than their median of 13.00. The range in the price to core earnings multiple for the comparable group was from a low of 12.54 (LSB Financial Corp. and River Valley Bancorp) to a high of 34.29 (Fox Chase Bancorp). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 12.93 to a high of 27.01 times earnings for seven of the ten institutions in the group, indicating a modest narrowing of the range.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.

Exhibit 49 indicates that the average price to assets ratio for the comparable group was 10.28 percent and the median was 9.90 percent. The range in the price to assets ratios for the comparable group varied from a low of 5.69 percent (River Valley Bancorp) to a high of 15.46 percent (Fox Chase Bancorp). The range narrows moderately with the elimination of the two extremes in the group to a low of 6.81 percent and a high of 14.33 percent.

Price to Assets Method (cont.)

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 7.72 percent at the midpoint, which ranges from a low of 6.60 percent at the minimum to 10.07 percent at the super maximum. Based on the Bank's March 31, 2013, asset base of $218,467,000, the indicated pro forma market value of the Corporation using the price to assets method is $17,500,000 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 54 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the fully converted valuation approaches. At the midpoint value, the price to book value ratio of 56.05 percent for the Corporation represents a discount of 31.38 percent relative to the comparable group and decreases to a discount of 17.25 percent at the super maximum. The price to assets ratio of 7.72 percent at the midpoint represents a discount of 24.94 percent, decreasing to a discount of 2.04 percent at the super maximum.

It is our opinion that as of May 2, 2013, the pro forma market value of the Corporation is $17,500,000 at the midpoint, representing 1,750,000 shares at $10.00 per share. The pro forma valuation range of the Corporation is from a minimum of $14,875,000 or 1,487,500 shares at $10.00 per share to a maximum of $20,125,000 or 2,012,500 shares at $10.00 per share, and then to a super maximum of $23,143,750 or 2,314,375 shares at $10.00 a share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value and then 15 percent above the maximum.

Our valuation assumptions, process and conclusions recognize that minority public shareholders collectively own 39.2 percent of the Bank's outstanding shares, and that the current offering contemplates the sale of the 60.8 percent of the outstanding shares currently owned by

Valuation Conclusion (cont.)

AJS Bancorp, MHC. At the conclusion of the stock offering, the Corporation will own all the common stock of A.J. Smith Federal Savings Bank in conjunction with the completion of the second stage offering. As indicated in Exhibit 50, in the second stage conversion, each minority share will be exchanged for 0.7365 shares of the Corporation at the midpoint of the offering range, with that exchange ratio being 0.7365 shares, .9965 shares and 1.1459 shares at the minimum, maximum, and super maximum of the offering range, respectively.

The appraised value of AJS Bancorp, as of May 2, 2013, is $17,500,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

AJS BANCORP, INC.
MIDLOTHIAN, ILLINOIS

Consolidated Balance Sheets
At December 31, 2012 and March 31, 2013
($000)

	March 31, 2013 (Unaudited)	December 31, 2012
ASSETS		
Cash and due from financial institutions	$ 17,813	$ 16,346
Securities available-for-sale	65,736	70,311
Securities held-to-maturity	339	341
Loans, net of allowance of $1,527-March 31, 2013, and $1,565-December 31, 2012	119,347	119,068
Federal Home Loan Bank stock	1,657	1,657
Premises and equipment	3,745	3,805
Bank-owned life insurance	5,362	5,311
Other real estate owned	3,103	3,104
Accrued interest receivable	531	544
Other assets and deferred tax assets	834	853
Total assets	$ 218,467	$ 221,340
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits	$ 171,634	$ 171,721
Federal Home Loan Bank advances	20,000	22,000
Advance payments by borrowers for taxes and insurance	1,192	1,804
Other liabilities and accrued interest payable	2,708	2,963
Total liabilities	195,534	198,488
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value, 20,000,000 shares authorized; none issued	--	--
Common stock, $.01 par value, 50,000,000 shares outstanding March 31, 2013 and December 31, 2012 - 2,019,647 shares	24	24
Additional paid-in capital	12,428	12,453
Treasury stock, at cost (March 31, 2013 and December 31, 2012 - 424,874 shares)	(9,867)	(9,867)
Retained earnings	19,880	19,620
Accumulated other comprehensive income	468	622
Total stockholders' equity	22,933	22,852
Total liabilities and stockholders' equity	$ 218,467	$ 221,340

Source: AJS Bancorp, Inc. audited and unaudited financial statements

EXHIBIT 2

AJS BANCORP INC.
MIDLOTHIAN, ILLINOIS

Consolidated Statements of Financial Condition
At December 31, 2008, 2009, 2010 and 2011
($000)

	December 31,			
ASSETS	2011	2010	2009	2008
Cash and cash equivalents	$ 19,384	$ 7,354	$ 6,484	$ 7,393
Certificates of deposit	--	200	1,700	6,797
Trading securities	24	24	25	--
Securities available-for-sale	79,950	95,804	92,167	--
Securities held-to-maturity	347	353	360	89,876
Loans, net of allowance	122,333	128,952	127,456	126,395
Federal Home Loan Bank stock	2,450	2,450	2,450	2,450
Premises and equipment	4,024	4,017	4,181	4,262
Bank owned life insurance	3,642	3,499	3,351	--
Other real estate owned	3,611	3,368	2,768	--
Due from broker	--	--	4,727	--
Accrued interest receivable	680	851	973	--
Other assets	1,645	2,420	2,626	6,797
Total assets	$ 238,090	$ 249,292	$ 249,268	$ 243,970
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Deposits	$ 181,699	$ 196,287	$ 193,175	$ 180,291
Federal Home Loan Bank advances	29,000	24,300	25,300	30,175
Advance payments by borrowers for taxes and insurance	1,658	1,460	1,566	1,502
Other liabilities and accrued interest payable	3,187	3,127	5,381	4,905
Total liabilities	215,544	225,174	225,422	216,873
STOCKHOLDERS' EQUITY				
Preferred stock, $.01 par value, 20,000,000 shares authorized, none issued	--	--	--	--
Common stock, $.01 par value, 50,000,000 shares authorized; 2,444,521 shares issued	24	24	24	24
Additional paid in capital	12,260	12,292	12,207	11,727
Treasury stock, at cost	(9,864)	(9,829)	(9,824)	(9,795)
Retained earnings	19,642	22,036	20,979	23,764
Accumulated other comprehensive income (loss)	484	(405)	460	1,377
Total stockholders' equity	22,546	24,118	23,846	27,097
Total liabilities and stockholders' equity	$ 238,090	$ 249,292	$ 249,268	$ 243,970

Source: AJS Bancorp's audited financial statements

EXHIBIT 3

AJS BANCORP, INC.
MIDLOTHIAN, ILLINOIS

Consolidated Statements of Income
For the Year Ended December 31, 2012 and the
Twelve Months Ended March 31, 2013

	Twelve Months Ended March 31, 2013 (Unaudited)	Year Ended December 31, 2012
Interest income:		
Loans	$ 5,341	$ 5,449
Securities	1,117	1,216
Interest-bearing deposits and other federal funds sold	29	29
Total interest income	6,487	6,694
Interest expense:		
Deposits	891	972
FHLB advances and other borrowings	519	549
Total interest expense	1,410	1,521
Net interest income	5,077	5,173
Provision for loan losses	501	501
Net interest income after provision for loan losses	4,576	4,672
Noninterest income:		
Service fees	368	374
Rental income	75	70
Earning on bank-owned life insurance	186	169
Gain on the sale of securities available-for-sale	278	277
Change in fair value of trading securities	(3)	(2)
Other	117	131
Total noninterest income	1,021	1,019
Noninterest expense:		
Compensation and employee benefits	2,357	2,394
Occupancy expense	805	792
Data processing expense	344	343
Advertising and promotion	95	95
Professional	127	135
Postage and supplies	127	126
Bank security	131	135
Federal deposit insurance	297	276
Net loss on other real estate owned write-downs and sales	598	641
Other	748	776
Total noninterest expense	5,629	5,713
Loss before income taxes	(32)	(22)
Income taxes	0	0
Net loss	$ (32)	$ (22)

Source: AJS Bancorp, Inc.'s audited and unaudited financial statements

EXHIBIT 4

AJS BANCORP, INC.
MIDLOTHIAN, ILLINOIS

Consolidated Statements of Income
Years Ended December 31, 2008, 2009, 2010 and 2011
($000)

	December 31,			
	2011	2010	2009	2008
Interest income and dividend income:				
Loans	$ 5,920	$ 6,496	$ 6,937	$ 7,737
Securities	1,911	3,255	3,413	3,762
Interest-bearing deposits and other	25	28	152	447
Federal funds sold	--	--	1	53
Total interest income	7,856	9,779	10,503	11,999
Interest expense:				
Deposits	1,488	2,580	3,235	4,635
FHLB advances and other borrowings	726	600	978	1,299
Total interest expense	2,214	3,180	4,213	5,934
Net interest income	5,642	6,599	6,290	6,065
Provision for loan losses	2,409	367	2,917	4,328
Net interest income after provision for loan losses	3,233	6,232	3,373	1,737
Noninterest income:				
Service fees	388	419	419	410
Rental income	65	103	96	--
Earnings on bank owned life insurance	143	148	149	--
Gain on the sale of securities available-for-sale	361	1,244	833	--
Change in fair value of trading securities	--	(1)	7	--
Loss on correspondent bank investment	--	--	(168)	--
Insurance commissions	--	--	--	54
Other	285	160	171	301
Total noninterest income	1,242	2,073	1,507	765
Noninterest expense:				
Compensation and employee benefits	2,552	3,106	2,894	3,110
Occupancy expense	833	794	884	849
Data processing expense	325	340	353	375
Advertising and promotion	203	265	227	282
Professional	255	350	287	--
Postage and supplies	129	158	145	--
Bank security	150	144	147	--
Federal deposit insurance	284	326	--	--
Net loss on other real estate owned write-downs and sales	944	512	--	--
Other	882	902	1,665	1,364
Total noninterest expense	6,557	6,897	6,602	5,980
Income (loss) before income taxes	(2,082)	1,408	(1,722)	(3,478)
Income taxes (benefit)	--	--	(713)	(1,407)
Net (loss) income	$ (2,082)	$ 1,408	$ (2,435)	$ (2,071)

Source: AJS Bancorp's audited financial statements

EXHIBIT 5

Selected Financial Information
At March 31, 2013 and at December 31, 2008 through 2012

	March 31, 2013	At December 31, 2012	2011	2010	2009	1008
		(In thousands)				
Selected Financial Condition Data:						
Total assets	$ 218,467	$ 221,340	$ 238,090	$ 249,292	$ 249,268	$ 243,970
Cash and cash equivalents	17,813	16,346	19,384	7,354	6,484	7,393
Investment securities available-for-sale	65,736	70,311	79,950	95,804	92,167	89,490
Investment securities held-to-maturity, at cost	339	341	347	353	360	367
Trading securities	--	--	24	24	25	18
Bank-owned life insurance	5,362	5,311	3,642	3,499	3,351	3,202
Loans receivable, net	119,347	119,068	122,333	128,952	127,456	126,395
Deposits	171,634	171,721	181,699	196,287	193,175	180,291
Advances from the Federal Home Loan Bank	20,000	22,000	29,000	24,300	25,300	30,175
Stockholders' equity	22,933	22,852	22,546	24,118	23,846	27,097

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 5

EXHIBIT 6

Income and Expense Trends
For the Three Months Ended March 31, 2012 and 3013, and
For the Years Ended December 31, 2008 through 2012

	For the Three Months Ended March 31,		For the Years Ended December 31,				
	2013	2012	2012	2011	2010	2009	2008
			(In thousands)				
Selected Operating Data:							
Total interest income	$ 1,550	$ 1,757	$ 6,694	$ 7,856	$ 9,779	$ 10,503	$ 11,999
Total interest expense	306	417	1,521	2,214	3,180	4,213	5,934
Net interest income	1,244	1,340	5,173	5,642	6,599	6,290	6,065
Provision for loan losses	0	0	501	2,409	367	2,917	4,328
Net interest income after provision for loan losses	1,244	1,340	4,672	3,233	6,232	3,373	1,737
Total noninterest income	222	220	1,019	1,242	2,073	1,507	560
Total noninterest expense	1,206	1,290	5,713	6,557	6,897	6,602	5,775
Net income (loss) before income taxes	260	270	(22)	(2,082)	1,408	(1,722)	(3,478)
Income tax expense (benefit)	0	0	0	0	0	713	(1,407)
Net income (loss)	$ 260	$ 270	$ (22)	$ (2,082)	$ 1,408	$ (2,435)	$ (2,071)

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 6

EXHIBIT 7

Normalized Earnings Trends
Twelve Months Ended March 31, 2013

		Twelve Months Ended March 31, 2013 (In thousands)
Net income before taxes	$	(32)
Loss onsale of REO		113
Normalized earnings before taxes		81
Taxes		0 [1]
Normalized earnings after taxes	$	81

[1] Based on current tax rate of zero.

Source: AJS Bancorp, Inc.'s audited and unaudited financial statements

EXHIBIT 8

Performance Indicators
At or for the Three Months Ended March 31, 2013 and 2012, and
At or for the Years Ended December 31, 2008 through 2012

	Three Months Ended March 31,		Years Ended December 31,				
	2013 [4]	2012 [4]	2012	2011	2010	2009	2008
Performance Ratios:							
Return (loss) on average assets (ratio of net income (loss) to average total assets)	0.48%	0.47%	(0.01)%	(0.85)%	0.56%	(1.01)%	(0.83)%
Return (loss) on equity (ratio of net income (loss) to average equity)	4.54%	4.75%	(0.09)%	(8.81)%	5.64%	(8.92)%	(7.31)%
Average equity to average total assets	10.48%	9.84%	10.23%	9.64%	9.98%	11.34%	11.39%
Equity to total assets at end of Period	10.50%	10.04%	10.32%	9.47%	9.67%	9.57%	11.11%
Interest rate spread [1]	2.37%	2.39%	2.35%	2.36%	2.69%	2.67%	2.34%
Net interest margin [2]	2.47%	2.50%	2.46%	2.48%	2.86%	2.82%	2.59%
Average interest-earning assets to average interest-bearing liabilities	116.22%	113.67%	114.99%	112.78%	111.96%	107.96%	109.88%
Total noninterest expenses to average total assets	2.21%	2.23%	2.51%	2.68%	2.76%	2.74%	2.32%
Efficiency ratio [3]	82.26%	82.68%	92.26%	95.25%	79.53%	84.67%	87.17%
Dividend payout ratio	--	--	--	(15.01)%	24.87%	(14.39)%	(36.40)%
Asset Quality Ratios:							
Nonperforming loans as a percent of total loans	2.88%	2.28%	3.16%	2.10%	2.45%	4.99%	2.89%
Nonperforming assets as a percentage of total assets	3.01%	2.76%	3.12%	2.61%	2.63%	3.72%	1.53%
Allowance for loan losses as a percent of total loans	1.26%	1.44%	1.30%	1.54%	1.19%	2.33%	2.12%
Allowance for loan losses as a percent of nonperforming loans	43.88%	63.33%	41.13%	73.39%	48.44%	46.60%	73.18%
Regulatory Capital Ratios (Bank Only):							
Total capital (to risk-weighted assets)	23.44%	22.88%	22.79%	21.53%	22.05%	19.64%	22.51%
Tier 1 capital (to risk-weighted assets)	22.18%	21.63%	21.54%	20.27%	20.80%	18.38%	21.39%
Tier 1 capital (to adjusted assets)	10.35%	9.91%	10.09%	9.34%	9.50%	8.75%	10.20%

[1] Interest rate spread represents the difference between the weighted-average yield on interest-earning asses and the weighted-average rate on interest-bearing liabilities
[2] Net interest margin represents net interest income as a percentage of average interest-earning assets.
[3] Efficiency ratio represents the ratio of general, administrative and other expenses divided by the sum of net interest income and total noninterest income.
[4] Ratios are annualized, where appropriate

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 8

EXHIBIT 9

Volume/Rate Analysis
For the Three Months Ended March 31, 2013, and
For the Years Ended December 31, 2012 and December 31, 2011

	Three Months Ended March 31, 2012 vs. 2011		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(Dollars in thousands)		
Interest-earning assets:			
Interest-earning deposits in other financial institutions	$ 1	$ (1)	$ 0
Securities	(70)	(25)	(95)
Loans receivable	(72)	(35)	(107)
FHLB common stock	0	0	0
Total interest-earning assets	$ (141)	$ (61)	$ (202)
Interest-bearing liabilities:			
Passbook savings	$ (7)	$ 1	$ (6)
NOW accounts	1	0	1
Money market accounts	1	(1)	0
Certificates of deposit	(43)	(27)	(70)
FHLB advances	4	(35)	(31)
Total interest-bearing liabilities	(44)	(62)	(106)
Change in net interest income	$ (97)	$ 1	$ (96)

	Year Ended December 31, 2012 vs. 2011			Year Ended December 31, 2011 vs. 2010		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)		
Interest-earning assets:						
Interest-earning deposits in other financial institutions	$ 1	$ 1	$ 2	$ 13	$ (19)	$ (6)
Securities	(205)	(490)	(695)	(216)	(1,128)	(1,343)
Loans receivable	(184)	(287)	(471)	(60)	(517)	(577)
FHLB common stock	(1)	4	3	0	2	2
Total interest-earning assets	$ (389)	$ (772)	$ (1,161)	$ (263)	$ (1,660)	$ (1,923)
Interest expense:						
Passbook savings	$ 1	$ (73)	$ (72)	$ 20	$ (167)	$ (147)
NOW accounts	0	(3)	(3)	0	(9)	(9)
Money market accounts	0	(1)	(1)	(1)	(9)	(10)
Certificates of deposit	(159)	(280)	(439)	(303)	(623)	(926)
FHLB advances	(97)	(80)	(177)	259	(133)	126
Total interest-bearing liabilities	(255)	(437)	(692)	(25)	(941)	(966)
Change in net interest income	$ (134)	$ (335)	$ (469)	$ (238)	$ (719)	$ (957)

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 10

Yield and Cost Trends
At March 31, 2013,
For the Three Months Ended March 31, 2012 and 2013, and
For the Years Ended December 31, 2010, 2011 and 2012

	At March 31,	Three Months Ended March 31,		Years Ended December 31,		
	2013	2013	2012	2012	2011	2010
	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate
Assets:						
Interest-earning assets:						
Interest-earning deposits in other financial institutions	0.23%	0.20%	0.17%	0.19%	0.19%	0.55%
Securities	1.51%	1.48%	1.87%	1.66%	2.23%	3.41%
Loans receivable	4.01%	4.28%	4.51%	4.44%	4.67%	5.07%
FHLB common stock	0.30%	0.24%	0.18%	0.26%	0.08%	0.00%
Total interest-earning assets		3.08%	3.28%	3.18%	3.46%	4.23%
Liabilities and equity:						
Interest-bearing liabilities:						
Passbook accounts	0.06%	0.12%	0.17%	0.17%	0.29%	0.60%
NOW accounts	0.00%	0.04%	0.00%	0.01%	0.04%	0.13%
Money market accounts	0.03%	0.07%	0.05%	0.06%	0.07%	0.18%
Certificates of deposit	0.91%	0.93%	1.17%	1.10%	1.40%	1.94%
Total deposits		0.49%	0.67%	0.62%	0.87%	1.38%
FHLB advances		2.25%	2.17%	2.19%	2.46%	3.16%
Total interest-bearing liabilities		0.71%	0.89%	0.83%	1.10%	1.54%
Interest rate spread		2.37%	2.39%	2.35%	2.36%	2.69%
Net interest margin		2.47%	2.50%	2.46%	2.48%	2.86%
Average interest-earning assets to average interest-bearing liabilities		116.22%	113.67%	114.99%	112.78%	111.96%

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 10

EXHIBIT 11

Economic Value of Equity (EVE)
At March 31, 2013

Change in Interest Rates (Basis Points)	Economic Value of Equity			EVE as % of Assets	
	$ Amount	$ Change	% Change	EVE Ratio	Change[1]
	(Dollars in thousands)				
400	$ 33,178	$ (1,252)	(3.64)%	16.80%	1.18
300	33,375	(1,055)	(3.06)%	16.52%	0.90
200	33,836	(594)	(1.73)%	16.34%	0.72
100	35,016	586	1.70%	16.42%	0.80
--	34,430	--	--	15.62%	--
100	36,370	1,940	5.63%	15.95%	0.33

[1] Expressed in basis points.

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 12

Loan Portfolio Composition
At March 31, 2013, and
At December 31, 2008 through 2012

	At March 31, 2013		At December 31, 2012		2011		2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)							
Real estate loans:												
One-to four-family residential	$ 94,958	78.62%	$ 94,253	78.20%	$ 95,463	76.89%	$ 96,332	73.85%	$ 91,731	70.34%	$ 84,411	65.41%
Multi-family and commercial	13,522	11.19%	13,977	11.60%	15,884	12.79%	20,740	15.90%	25,152	19.29%	32,064	24.84%
Total real estate loans	108,480	89.81%	108,230	89.80%	111,347	89.68%	117,072	89.75%	116,883	89.63%	116,475	90.25%
Other loans:												
Consumer and other loans	190	0.16%	176	0.15%	245	0.20%	224	0.17%	375	0.29%	323	0.25%
Home equity	12,117	10.03%	12,129	10.05%	12,558	10.12%	13,146	10.08%	13,154	10.08%	12,261	9.50%
Total other loans	12,307	10.19%	12,305	10.20%	12,803	10.32%	13,370	10.25%	13,529	10.37%	12,584	9.75%
Total loans	$ 120,787	100.00%	$ 120,535	100.00%	$ 124,150	100.00%	$ 130,442	100.00%	$ 130,412	100.00%	$ 129,059	100.00%
Less:												
Allowance for loan losses	(1,527)	--	(1,565)	--	(1,917)	--	(1,549)	--	(3,035)	--	(2,734)	--
Deferred loan (fees) costs	89		100		102		62		83		74	
Deferred gain on real		--		--		--		--		--		--
estate contract	(2)	--	(2)	--	(2)	--	(3)	--	(4)	--	(4)	--
Total loans receivable, net	$ 119,347	--	$ 119,068	--	$ 122,333	--	$ 128,952	--	$ 127,456	--	$ 126,395	--

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 12

EXHIBIT 13

Loan Maturity Schedule
At December 31, 2012

	One- to Four-Family Residential		Multi-family and Commercial		Consumer and Other		Home Equity		Total	
	(Dollars in thousands)									
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
1 year or less	$ 1,202	6.21%	$ 3,322	4.10%	$ 108	2.50%	$ 2,432	2.92%	$ 7,064	4.03%
Greater than 1 to 3 years	1,050	4.70%	7,423	6.46%	0	0.00%	5,315	3.00%	13,788	4.99%
Greater than 3 to 5 years	2,769	5.32%	1,090	6.39%	68	3.00%	4,382	3.36%	8,309	4.41%
Greater than 5 to 10 years	12,614	3.73%	1,637	5.89%	0	0.00%	0	0.00%	14,251	3.98%
Greater than 10 to 20 years	39,267	3.72%	505	6.84%	0	0.00%	0	0.00%	39,772	3.76%
More than 20 years	37,351	4.48%	0	0.00%	0	0.00%	0	0.00%	37,351	4.48%
Total	$ 94,253	4.11%	$ 13,977	5.84%	$ 176	2.69%	$ 12,129	3.12%	$ 120,535	4.21%

Fixed and Adjustable-Rate Loan Schedule

	At December 31, 2012, and Due After December 31, 2013		
	Fixed	Adjustable	Total
		(In thousands)	
Real estate loans:			
One- to four-family residential	$ 84,407	$ 8,644	$ 93,051
Multi-family and commercial	10,629	26	10,655
Total real estate loans	95,036	8,670	103,706
Other loans:			
Consumer and other loans	68	0	68
Home equity	288	9,409	9,697
Total loans	$ 95,392	$ 18,079	$ 113,471

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 13

EXHIBIT 14

Loan Originations, Purchases and Repayments
For the Three Months Ended March 31, 2012 and 2013, and
For the Years Ended December 31, 2010, 2011 and 2012

	For the Three Months Ended March 31,		Years Ended December 31,		
	2013	2012	2012	2011	2010
			(In thousands)		
Loans receivable, beginning of period	$ 120,535	$ 124,150	$ 124,150	$ 130,442	$ 130,412
Originations by type:					
Real estate--one- to four-family	2,610	1,397	7,140	9,982	15,173
Multi-family and commercial	15	0	140	665	1,275
Non-real estate--consumer	0	0	0	0	0
Home equity	16	228	1,696	1,353	1,523
Total loans originated	2,641	1,625	8,976	12,000	17,971
Loans purchased	935	0	1,136	0	0
Transfer to other real estate owned	(28)	0	(656)	(1,823)	(1,701)
Charge-offs	(44)	(143)	(879)	(2,041)	(1,860)
Principal repayments	(3,252)	(2,565)	(12,192)	(14,428)	(14,380)
Loans receivable, at end of period	$ 120,787	$ 123,067	$ 120,535	$ 124,150	$ 130,442

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 15

Delinquent Loans
At March 31, 2013, and at December 31, 2008 through 2012

	At March 31, 2013		At December 31,									
			2012		2011		2010		2009		2008	
	60-89 Days Past Due	90 Days or Greater	60-89 Days Past Due	90 Days or Greater	60-89 Days Past Due	90 Days or Greater	60-89 Days Past Due	90 Days or Greater	60-89 Days Past Due	90 Days or Greater	60-89 Days Past Due	90 Days or Greater
	(Dollars in thousands)											
One- to four-family residential	$ 232	$ 1,404	$ 235	$ 1,760	$ 806	$ 1,091	$ 242	$ 595	$ 388	$ 30	$ 517	$ 333
Multi-family and commercial	83	300	0	305	185	607	247	2,594	0	3,663	1,273	3,566
Consumer and other	0	0	0	0	0	0	0	0	0	0	0	0
Home equity	75	75	41	82	38	41	150	9	79	17	113	24
Total loans	$390	$1,779	$276	$2,147	$1,029	$1,739	$639	$3,198	$467	$3,710	$1,903	$3,923

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 16

Nonperforming Assets
At March 31, 2013, and at December 31, 2008 through 2012

	At March 31,	At December 31,				
	2013	2012	2011	2010	2009	2008
			(Dollars in thousands)			
Nonaccrual loans:						
One- to four-family residential	$ 1,397	$ 1,465	$ 765	$ 595	$ 30	$ 322
Multi-family and commercial	--	--	607	2,594	6,466	3,368
Consumer and other	--	--	-- 0	--	--	--
Home equity	167	175	79	9	17	46
Tc Nonresidential real estate and land	1,916 [1]	2,165 [2]	1,161 [3]	--	--	--
Total nonaccrual loans	3,480	3,805	2,612	3,198	6,513	3,736
Loans greater than 90 days delinquent and still accruing:						
One- to four-family residential	$ --	$ --	$ --	$ --	$ --	$ --
Multi-family and commercial	--	--	--	--	--	--
Consumer and other	--	--	--	--	--	--
Home equity	--	--	--	--	--	--
Tc Nonresidential real estate and land	--	--	--	--	--	--
Total nonperforming loans	3,480	3,805	2,612	3,198	6,513	3,736
Other real estate owned:						
One- to four-family residential	$ 238	$ 239	$ 232	$ --	$ --	$ --
Multi-family and commercial	2,865	2,865	3,379	3,368	2,768	--
Consumer and other	--	--	--	--	--	--
Home equity	--	--	--	--	--	--
Total other real estate owned	3,103	3,104	3,611	3,368	2,768	--
Total nonperforming assets	$ 6,583	$ 6,909	$ 6,223 #	$ 6,566	$ 9,281	$ 3,736
Ratios:						
Nonperforming loans to total loans	2.88%	3.16%	2.10%	2.45%	4.99%	2.89%
Nonperforming assets to total assets	3.01%	3.12%	3.61%	2.63%	3.72%	1.53%

[1] At March 31, 2013, $368,000 of one- to four-family residential loans and $1.5 million of multi-family and commercial loans were classified as nonaccruing troubled debt restructured loans.

[2] At December 31, 2012, $591,000 of one- to four-family residential loans and $1.6 million of multi-family and commercial loans were classified as nonaccruing troubled debt restructured loans.

[3] At December 31, 2011, $738,000 of one- to four-family residential loans and $423,000 of multi-family and commercial loans were classified as nonaccruing troubled debt restructured loans.

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 17

Classified Assets
At March 31, 2013, and at December 31, 2010, 2011 and 2012

	At March 31,	At December 31,		
	2013	2012	2011	2010
	(In thousands)			
Classification of assets:				
Substandard	$ 10,473	$ 10,847	$ 11,387	$ 7,936
Doubtful	--	--	323	--
Loss	--	--	--	--
Total classified assets	$ 10,473	$ 10,847	$ 11,710	$ 7,936
Special Mention	$ 4,217	$ 4,236	$ 4,087	$ --

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 18

Allowance for Loan Losses
At or for the Three Months Ended March 31, 2012 and 2013, and
For the Years Ended December 31, 2008 through 2012

	Three Months Ended March 31,		Years Ended December 31,				
	2013	2012	2012	2011	2010	2009	2008
			(Dollars in thousands)				
Balance at beginning of period	$ 1,565	$ 1,917	$ 1,917	$ 1,549	$ 3,035	$ 2,734	$ 1,539
Charge-offs:							
One- to four-family residential	(42)	(72)	(555)	(174)	(105)	(45)	(80)
Multi-family and commercial	(2)	(71)	(324)	(1,867)	(1,755)	(2,606)	(3,120)
Consumer and other	–	–	–	–	–	(1)	–
Home equity	–	–	–	–	–	–	–
Total charge-offs	(44)	(143)	(879)	(2,041)	(1,860)	(2,652)	(3,200)
Recoveries:							
One- to four-family residential	5	–	1	–	1	11	40
Multi-family and commercial	1	–	25	–	6	25	27
Consumer and other	–	–	–	–	–	–	–
Home equity	–	–	–	–	–	–	–
Total recoveries	6	–	26	–	7	36	67
Net charge-offs (recoveries)	(38)	(143)	(853)	(2,041)	(1,853)	(2,616)	(3,133)
Provision for loan losses	–	–	501	2,409	367	2,917	4,328
Balance at end of period	$ 1,527	$ 1,774	$ 1,565	$ 1,917	$ 1,549	$ 3,035	$ 2,734
Net charge-offs during the period to average loans outstanding during the period [1]	0.03%	0.12%	0.70%	1.61%	1.45%	1.97%	2.33%
Net charge-offs during the period to nonperforming loans at end of period [2]	1.09%	5.11%	22.42%	78.14%	57.94%	72.69%	83.86%
Allowance for loan losses to nonperforming loans at end of period [2]	43.88%	63.33%	41.13%	73.39%	48.44%	46.60%	73.18%
Allowance for loan losses to total loans at end of period	1.26%	1.44%	1.30%	1.54%	1.19%	2.33%	2.12%

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 19

Investment Portfolio Composition
At March 31, 2012, and
At December 31, 2010, 2011 and 2012

	At March 31, 2013		At December 31,					
			2012		2011		2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Trading securities	$ –	$ –	$ –	$ –	$ 24	$ 24	$ 24	$ 24
Investment securities-held-to-maturity:								
Municipal obligations	$ 320	$ 343	$ 320	$ 344	$ 320	$ 344	$ 320	$ 326
Freddie Mac	–	–	–	–	–	–	–	–
Fannie Mae	–	–	–	–	–	–	–	–
Ginnie Mae	19	20	21	22	27	29	33	35
Total investment securities held-to-maturity	339	363	341	366	347	373	353	361
Investment securities available-for sale:								
U.S. government and agency securities	4,000	3,999	6,000	6,001	29,536	29,623	56,771	56,433
Freddie Mac	13,514	13,509	10,809	10,891	2,817	2,848	3,542	3,530
Fannie Mae	34,775	35,352	39,562	40,380	46,536	47,193	35,728	35,394
Ginnie Mae	12,663	12,876	12,898	13,039	270	286	425	447
Total investment securities available-for-sale	64,952	65,736	69,269	70,311	79,159	79,950	96,466	95,804
Total investment securities	$ 65,291	$ 66,099	$ 69,610	$ 70,677	$ 79,530	$ 80,347	$ 96,843	$ 96,189

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 20

Mix of Deposits
At March 31, 2013, and at December 31, 2010, 2011 and 2012

	At March 31, 2013		At December 31, 2012		2011		2010	
	(Dollars in thousands)							
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Checking accounts	$ 20,113	11.7%	$ 17,174	10.0%	$ 15,335	8.4%	$ 13,054	6.7%
Passbook accounts	64,786	37.7%	63,983	37.3%	60,333	33.2%	60,010	30.6%
NOW accounts								
Noninterest-bearing	33	0.0%	193	0.1%	178	0.1%	494	0.3%
Interest-bearing	11,149	6.5%	10,464	6.1%	10,593	5.8%	9,808	5.0%
Money market accounts	5,254	3.1%	8,114	4.7%	10,860	6.0%	6,781	3.5%
Certificates of deposit	70,299	41.0%	71,793	41.8%	84,400	46.5%	106,140	54.1%
Total	$ 171,634	100.0%	$ 171,721	100.0%	$ 181,699	100.0%	$ 196,287	100.0%

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 20

EXHIBIT 21

Certificates of Deposit By Rate and Maturity
At March 31, 2013

	Amount Due					Percent of Total Certificate of Deposit Accounts
	Less Than Six Months	Six Months to One Year	Over One Year to Three Years	Over Three Years	Total	
			(In thousands)			
Interest rate:						
0.50% and below	$ 23,342	$ 11,179	$ 4,186	$ 227	$ 38,934	55.38%
0.51% to 1.00%	510	1,012	3,517	5,776	10,815	15.38%
1.01% to 2.00%	365	48	6,149	2,286	8,848	12.59%
2.01% to 3.00%	526	790	8,714	--	10,030	14.27%
3.01% to 4.00%	1,003	39	--	1	1,043	1.48%
4.00% and over	21	17	591	--	629	0.90%
Total	$ 25,767	$ 13,085	$ 23,157	$ 8,290	$ 70,299	100.00%

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 21

EXHIBIT 22

Certificates of Deposit By Rate
At March 31, 2013, and at December 31, 2010, 2011 and 2012

	At March 31,	At December 31,		
	2013	2012	2011	2010
		(In thousands)		
Interest rate:				
0.50% and below	$ 38,934	$ 39,261	$ 44,609	$ 11,835
0.51% to 1.00%	10,815	9,448	8,034	25,489
1.01% to 2.00%	8,848	9,057	11,153	29,871
2.01% to 3.00%	10,030	11,474	14,409	28,150
3.01% to 4.00%	1,043	1,937	3,413	5,864
4.00% and over	629	616	2,782	4,931
Total	$ 70,299	$ 71,793	$ 84,400	$ 106,140

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 23

Borrowed Funds Activity
For the Three Months Ended March 31, 2012 and 2013, and
For the Years Ended December 31, 2010, 2011, and 2012

	Three Months Ended March 31,		Years Ended December 31,		
	2013	2012	2012	2011	2010
			(In thousands)		
FHLB advances:					
Maximum outstanding at any month end	$ 22,000	$ 28,000	$ 28,000	$ 32,300	$ 24,300
Balance at the end of period	$ 20,000	$ 26,000	$ 22,000	$ 29,000	$ 24,300
Average balance during period	$ 21,000	$ 27,250	$ 25,077	$ 29,515	$ 18,992
Weighted average interest rate at the end of period	2.11%	2.08%	2.28%	2.26%	2.57%
Weighted average interest rate during period	2.25%	2.17%	2.19%	2.46%	3.16%

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 24

OFFICES OF A.J. SMITH FEDERAL SAVINGS BANK
MIDLOTHIAN, ILLINOIS
As of March 31, 2013

Location	Owned or Leased	Year Opened/ Acquired	Net Book Value as of March 31, 2013 ($000)
Main Office			
14757 Cicero Avenue			
Midlothian, Illinois 60445	Owned	1976	$ 456
Branches			
8000 West 159th Street	Owned	1987	$1,235
Orland Park, Illinois 60462			
11275 West 143rd Street	Owned	2002	$1,778
Orland Pak, Illinois 60467			

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT OF THE BANK
At March 31, 2013

Name	Position(s) Held with the Bank	Age	Director Since	Term Expires
Thomas R. Butkus	President, Chief Executive Officer and Chairman of the Board	65	1977	2015
Raymond J. Blake	Director	69	1979	2015
Roger L. Aurelio	Director	65	1999	2014
Richard J. Nogal	Director	56	2003	2016
Michael H. Rose	Director	61	2012	2016
Emily Lane	Chief Financial Officer	30	--	--

Source: AJS Bancorp, Inc.'s Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Market Area, Cook County, Will County,
Illinois and the United States
2000, 2010 and 2017

	2000	2010	% Change	2017	% Change
Population					
Market Area	5,879,007	5,872,235	(0.1)%	5,989,195	2.0%
Cook County	5,376,741	5,194,675	(3.4)%	5,288,628	1.8%
Will County	502,266	677,560	34.9%	700,567	3.4%
Illinois	12,419,293	12,830,632	3.3%	13,087,832	2.0%
United States	281,421,906	308,745,538	9.7%	323,986,227	4.9%
Households					
Market Area	2,141,723	2,221,612	3.7%	2,249,644	1.3%
Cook County	1,974,181	1,966,356	(0.4)%	2,017,206	2.6%
Will County	167,542	255,256	52.4%	232,438	(8.9)%
Illinois	4,591,779	4,836,972	5.3%	4,954,988	2.4%
United States	105,480,101	116,716,292	10.7%	122,665,498	5.1%
Per Capita Income					
Market Area	$ 23,345	$ 27,807	19.1%	--	--
Cook County	23,227	27,839	19.9%	--	--
Will County	24,613	27,557	12.0%	--	--
Illinois	23,104	28,424	23.0%	--	--
United States	22,162	26,059	17.6%	--	--
Median Household Income					
Market Area	$ 47,309	$ 53,714	13.5%	$ 62,290	16.0%
Cook County	45,922	51,466	12.1%	59,531	15.7%
Will County	62,238	71,016	14.1%	83,115	17.0%
Illinois	46,590	55,010	18.1%	61,834	12.4%
United States	41,994	50,046	19.2%	56,895	13.7%

Source: U.S. Census and ESRI

EXHIBIT 27

Key Housing Data
Market Area, Cook and Will Counties, Illinois and the United States
2000 & 2010

Occupied Housing Units		2000	2010
Market Area		2,141,723	2,191,612
Cook County		1,974,181	1,966,356
Will County		167,542	225,256
Illinois		4,591,779	4,836,972
United States		105,480,101	116,716,292
Occupancy Rate			
Market Area			
	Owner-Occupied	59.9%	60.7%
	Renter-Occupied	40.1%	39.3%
Cook County			
	Owner-Occupied	57.9%	58.2%
	Renter-Occupied	42.1%	41.8%
Will County			
	Owner-Occupied	83.1%	83.2%
	Renter-Occupied	16.9%	16.8%
Illinois			
	Owner-Occupied	67.3%	67.5%
	Renter-Occupied	32.7%	32.5%
United States			
	Owner-Occupied	66.2%	65.4%
	Renter-Occupied	33.8%	34.6%
Median Housing Values **			
Market Area		$ 157,411	$ 254,531
Cook County		157,700	256,900
Will County		154,300	236,300
Illinois		130,800	198,500
United States		119,600	186,200
Median Rent **			
Market Area		$ 646	$ 932
Cook County		648	932
Will County		630	931
Illinois		605	860
United States		602	871

Source: U.S. Census Bureau
** 2010 Figures from the 2007-2011 American Community Survey 5-Year Estimates

EXHIBIT 28

Major Sources of Employment by Industry Group
Market Area, Cook and Will Counties, Illinois and the United States
2000 and 2010

	2000				
Industry Group	Market Area	Cook County	Will County	Illinois	United States
Agriculture/Mining	0.1%	0.1%	0.4%	1.1%	1.9%
Construction	5.2%	4.9%	8.2%	5.7%	6.8%
Manufacturing	14.3%	14.1%	15.4%	16.0%	14.1%
Wholesale/Retail	14.1%	13.9%	16.2%	14.8%	15.3%
Transportation/Utilities	6.8%	6.7%	7.5%	6.0%	5.2%
Information	3.4%	3.4%	2.9%	3.0%	3.1%
Finance, Insurance & Real Estate	9.0%	9.1%	8.0%	7.9%	6.9%
Services	47.1%	47.8%	41.8%	45.5%	46.7%

	2010				
	Market Area	Cook County	Will County	Illinois	United States
Agriculture/Mining	0.2%	0.2%	0.4%	1.1%	0.9%
Construction	4.8%	4.6%	6.3%	5.1%	5.1%
Manufacturing	10.7%	10.5%	12.2%	12.7%	15.0%
Wholesale/Retail	13.1%	12.8%	15.5%	14.2%	14.8%
Transportation/Utilities	6.3%	6.2%	7.4%	5.8%	4.8%
Information	2.3%	2.3%	1.8%	2.0%	1.8%
Finance, Insurance & Real Estate	8.0%	8.2%	6.2%	7.4%	6.4%
Services	54.6%	55.1%	50.1%	51.7%	51.2%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Cook and Will Counties, Illinois and the United States
For the Years 2009 through 2012 and through March of 2013

Location	2009	2010	2011	2012	March 2013
Cook County	10.4%	10.8%	10.4%	9.3%	9.7%
Will County	10.2%	10.7%	10.1%	9.0%	10.0%
Illinois	10.0%	10.5%	9.8%	8.9%	9.4%
United States	9.3%	9.6%	8.9%	8.1%	7.6%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Cook and Will Counties
June 30, 2012

	Cook County Deposits ($000)	A.J. Smith's Deposits ($000)	A.J. Smith's Share (%)
Banks	$ 214,312,308	---	---
Thrifts	4,806,054	$ 173,591	3.6%
Total	$ 219,118,362	$ 173,591	0.1%

	Will County Deposits ($000)	A.J. Smith's Deposits ($000)	A.J. Smith's Share (%)
Banks	$ 9,454,014	---	---
Thrifts	215,212	$ 0	0.0%
Total	$ 9,669,226	$ 0	0.0%

	Total Deposits ($000)	A.J. Smith's Deposits ($000)	A.J. Smith's Share (%)
Banks	$ 223,766,322	---	---
Thrifts	5,021,266	$ 173,591	3.5%
Total	$ 228,787,588	$ 173,591	0.1%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2009 - 2013

	1st Qtr. 2009	2nd Qtr. 2009	3rd Qtr. 2009	4th Qtr. 2009
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.23%	0.19%	0.18%	0.17%
1-Year Treasury Bills	0.59%	0.53%	0.60%	0.47%
30-Year Treasury Notes	4.16%	4.20%	4.30%	4.45%

	1st Qtr. 2010	2nd Qtr. 2010	3rd Qtr. 2010	4th Qtr. 2010
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.15%	0.12%	0.12%	0.11%
1-Year Treasury Bills	0.40%	0.34%	0.30%	0.27%
30-Year Treasury Notes	4.54%	4.46%	4.40%	4.33%

	1st Qtr. 2011	2nd Qtr. 2011	3rd Qtr. 2011	4th Qtr. 2011
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.09%	0.02%
1-Year Treasury Bills	0.22%	0.20%	0.10%	0.12%
30-Year Treasury Notes	3.90%	3.72%	2.90%	2.89%

	1st Qtr. 2012	2nd Qtr. 2012	3rd Qtr. 2012	4th Qtr. 2012
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.10%	0.11%
1-Year Treasury Bills	0.19%	0.19%	0.17%	0.15%
30-Year Treasury Notes	3.35%	2.76%	2.82%	2.95%

	1st Qtr. 2013
Prime Rate	3.25%
90-Day Treasury Bills	0.06%
1-Year Treasury Bills	0.11%
30-Year Treasury Notes	3.14%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MAY 2, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
AKPB	Alaska Pacific Bancshares, Inc.	AK	OTC BB	11.30	2.80	0.25	278.20	0.00	35.60	29.29	36.18	38.74	3.19
SCBS	Southern Community Bancshares, Inc.	AL	Pink Sheet	6.75	0.40	0.60	104.09	0.00	10.76	10.76	55.21	55.21	6.24
FFBH	First Federal Bancshares of Arkansas, Inc.	AR	NASDAQ	9.70	5.43	0.04	27.48	0.00	N/A	N/A	270.16	270.16	35.48
BYFC	Broadway Financial Corporation	CA	NASDAQ	0.80	(0.90)	(0.38)	194.89	0.00	(1.74)	2.17	N/A	N/A	0.33
MLGF	Malaga Financial Corp	CA	Pink Sheet	17.50	4.30	1.98	144.50	N/A	8.47	8.47	110.85	110.85	11.62
SMPL	Simplicity Bancorp, Inc.	CA	NASDAQ	14.58	2.13	0.66	104.05	0.30	22.65	22.25	85.53	87.85	14.36
PROV	Provident Financial Holdings, Inc.	CA	NASDAQ	16.09	8.18	2.06	117.80	0.19	8.50	8.58	118.98	119.23	14.85
BANC	First PacTrust Bancorp, Inc.	CA	NASDAQ	11.35	2.02	0.40	141.49	0.39	30.68	(49.62)	93.04	102.74	8.67
BOFI	Bofl Holding, Inc.	CA	NASDAQ	39.46	11.56	2.75	224.13	0.00	10.11	10.06	162.85	162.85	12.40
NVSL	Naugatuck Valley Financial Corporation	CT	NASDAQ	7.15	(0.14)	(2.31)	75.18	0.08	(2.88)	(2.88)	69.59	70.69	8.84
SIFI	SI Financial Group, Inc.	CT	NASDAQ	11.39	1.65	0.11	94.27	0.12	N/A	67.47	92.47	96.11	12.19
FBNK	First Connecticut Bancorp, Inc.	CT	NASDAQ	14.53	0.74	0.24	102.91	0.11	57.29	57.29	100.84	101.40	13.36
RCKB	Rockville Financial, Inc.	CT	NASDAQ	12.84	2.54	0.57	70.99	0.51	22.63	23.81	113.29	114.04	18.17
PBCT	People's United Financial, Inc.	CT	NASDAQ	13.23	(0.76)	0.72	89.29	0.64	16.79	16.25	81.48	142.29	13.53
WSFS	WSFS Financial Corporation	DE	NASDAQ	48.71	6.29	3.28	498.68	0.48	12.88	21.65	100.56	110.63	8.47
ESDF	East Side Financial, Inc.	FL	Pink Sheet	0.36	(0.04)	(12.90)	237.00	0.00	(0.03)	(0.03)	N/A	N/A	N/A
SSNF	Sunshine Financial, Inc.	FL	Pink Sheet	13.40	0.50	(0.43)	119.44	0.00	(24.07)	(24.07)	51.23	51.58	8.66
BBX	BBX Capital Corp	FL	NYSE	12.25	3.32	15.00	29.84	0.00	0.45	1.75	43.97	43.97	22.45
ACFC	Atlantic Coast Financial Corporation	FL	NASDAQ	4.98	(0.84)	(2.67)	293.88	0.00	(0.75)	(0.61)	13.12	13.19	0.68
BFCF	BFC Financial Corporation	FL	Pink Sheet	2.13	0.91	2.14	20.05	0.00	0.59	(2.48)	19.14	21.92	6.28
EVER	Everbank Financial Corp	FL	NYSE	15.86	4.31	0.61	150.78	0.00	24.44	11.28	138.63	207.22	9.88
HBOS	Heritage Financial Group, Inc.	GA	NASDAQ	14.49	1.99	0.85	134.29	0.35	16.22	21.00	93.41	96.80	10.26
TBNK	Territorial Bancorp Inc.	HI	NASDAQ	23.13	3.10	1.47	145.71	0.53	15.54	16.42	112.76	113.09	15.68
RYFL	Royal Financial, Inc.	IL	OTC BB	4.80	1.38	0.22	45.79	0.00	16.44	N/A	48.45	48.45	7.75
WFBS	Washington Federal Bank for Savings	IL	Pink Sheet	12.75	0.00	11.64	867.51	0.00	1.10	1.10	14.88	14.88	1.46
MCPH	Midland Capital Holdings Corp	IL	Pink Sheet	11.00	0.31	0.28	335.48	0.00	39.10	39.10	35.43	35.43	3.22
AFBA	Allied First Bancorp, Inc.	IL	OTC BB	1.02	0.57	0.50	246.90	0.00	1.50	1.12	31.48	31.48	0.30
HARI	Harvard Illinois Bancorp, Inc.	IL	OTC BB	14.12	5.85	1.20	207.54	0.00	10.92	11.11	54.49	55.66	6.31
GTPS	Great American Bancorp, Inc.	IL	OTC BB	34.00	(4.89)	2.13	353.62	0.70	15.08	15.08	95.41	100.20	9.08
PFED	Park Bancorp, Inc.	IL	Pink Sheet	2.33	0.28	(3.47)	158.34	0.00	(0.67)	(0.67)	28.17	28.17	1.47
JXSB	Jacksonville Bancorp, Inc.	IL	NASDAQ	19.05	3.60	1.89	168.42	0.39	9.18	11.64	69.23	74.51	10.30

106

EXHIBIT 32

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MAY 2, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
FIRT	First BancTrust Corporation	IL	Pink Sheet	12.78	2.69	1.47	183.53	0.04	7.54	7.44	67.46	70.09	6.04
IROQ	IF Bancorp, Inc.	IL	NASDAQ	15.28	2.58	0.78	112.35	0.00	17.80	20.82	74.50	74.81	12.28
FCLF	First Clover Leaf Financial Corp.	IL	NASDAQ	8.16	0.13	0.53	80.30	0.24	11.75	12.08	59.55	71.13	7.75
BFIN	BankFinancial Corporation	IL	NASDAQ	7.72	1.90	(1.36)	70.29	0.03	(5.46)	(5.46)	90.43	92.61	10.55
DSFN	DSA Financial Corp	IN	OTC BB	8.80	1.10	0.69	70.43	0.00	11.68	6.60	75.19	76.44	11.50
TDCB	Third Century Bancorp	IN	OTC BB	4.05	1.00	0.23	80.72	0.00	15.43	19.44	36.37	36.65	4.33
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	4.50	(0.60)	1.06	181.05	0.00	4.24	5.20	18.88	18.93	2.48
LOGN	Logansport Financial Corp.	IN	Pink Sheet	22.75	9.05	2.45	259.96	0.71	9.26	9.27	79.02	79.83	8.71
AMFC	AMB Financial Corp.	IN	OTC BB	7.00	1.75	0.63	183.25	0.00	9.52	11.37	48.51	49.34	3.27
WEIN	West End Indiana Bancshares, Inc.	IN	OTC BB	16.50	4.29	0.67	175.97	0.00	23.21	27.71	70.43	71.59	8.83
FFWC	FFW Corporation	IN	Pink Sheet	15.50	2.25	0.11	294.73	0.91	N/A	N/A	62.76	67.57	4.66
LSBI	LSB Financial Corp.	IN	NASDAQ	20.50	6.20	1.71	234.33	0.05	11.52	11.59	78.68	80.72	8.40
FBPI	First Bancorp of Indiana, Inc.	IN	OTC BB	12.74	1.11	0.79	223.12	0.43	14.07	14.46	54.67	68.85	4.97
FCAP	First Capital, Inc.	IN	NASDAQ	19.40	0.94	1.41	164.86	0.76	13.81	12.41	102.44	114.05	11.81
RIVR	River Valley Bancorp	IN	NASDAQ	21.70	2.15	2.40	310.09	1.05	7.35	10.27	87.99	91.82	5.69
PBNI	Peoples Bancorp	IN	Pink Sheet	21.00	3.51	1.24	199.51	1.20	16.07	18.08	76.05	79.42	10.02
LPSB	Laporte Bancorp, Inc.	IN	NASDAQ	9.80	2.72	0.72	79.41	0.13	12.19	12.89	64.81	72.72	11.05
FSFG	First Savings Financial Group, Inc.	IN	NASDAQ	21.76	2.57	1.95	281.57	0.40	9.99	10.42	68.05	80.49	6.92
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	23.00	4.70	2.41	243.68	0.68	7.93	8.86	80.15	80.56	7.83
CITZ	CFS Bancorp, Inc.	IN	NASDAQ	9.18	1.96	0.43	104.66	0.04	14.58	16.85	60.97	61.32	5.99
MFSF	MutualFirst Financial, Inc.	IN	NASDAQ	16.00	4.36	0.83	201.61	0.24	13.77	20.42	72.93	75.77	5.66
FFSL	First Independence Corporation	KS	Pink Sheet	7.90	3.25	0.13	187.96	0.00	57.67	57.67	38.94	39.06	3.85
CFFN	Capitol Federal Financial, Inc.	KS	NASDAQ	11.80	0.15	0.47	60.74	0.98	24.87	24.87	106.48	106.53	19.24
CKFB	CKF Bancorp, Inc	KY	Pink Sheet	8.85	(0.40)	0.32	98.32	0.00	28.03	28.03	83.02	83.02	9.00
PBSK	Poage Bankshares, Inc.	KY	NASDAQ	14.70	1.83	0.42	93.24	0.16	30.67	34.44	70.86	71.07	13.67
HFBC	Hopfed Bancorp, Inc.	KY	NASDAQ	10.82	2.17	0.38	128.98	0.08	22.68	32.61	61.59	61.59	6.68
HIBE	Hibernia Bancorp, Inc.	LA	OTC BB	16.75	0.25	0.20	102.28	0.00	83.82	83.82	75.87	75.87	16.37
CTUY	Century Next Financial Corporation	LA	OTC BB	13.50	(0.60)	0.68	114.28	0.00	19.12	19.33	70.67	70.67	11.37
FPBF	FPB Financial Corp.	LA	Pink Sheet	50.00	2.00	5.10	543.01	2.74	6.87	7.40	71.99	71.99	6.44
SIBC	State Investors Bancorp, Inc.	LA	NASDAQ	14.90	3.17	0.26	95.85	0.00	54.19	54.19	83.11	83.11	14.69
HFBL	Home Federal Bancorp, Inc. Of Louisiana	LA	NASDAQ	17.86	3.30	1.24	106.58	0.27	14.06	15.05	98.83	98.83	16.41

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MAY 2, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
MDNB	Minden Bancorp, Inc.	LA	OTC BB	16.70	0.90	1.32	117.36	0.39	12.05	12.93	92.88	92.88	13.54
LABC	Louisiana Bancorp, Inc.	LA	NASDAQ	16.30	1.12	0.95	103.35	0.00	17.86	18.86	90.29	91.41	16.41
HBCP	Home Bancorp, Inc.	LA	NASDAQ	18.03	2.75	1.33	129.44	0.00	13.72	14.49	95.89	104.43	14.09
GTWN	Georgetown Bancorp, Inc.	MA	NASDAQ	13.75	0.88	0.51	117.11	0.00	21.47	21.47	64.73	66.67	9.35
MFLR	Mayflower Bancorp, Inc.	MA	NASDAQ	9.90	2.67	0.68	123.93	0.24	15.40	17.98	95.36	97.75	8.44
PEOP	Peoples Federal Bancshares, Inc.	MA	NASDAQ	17.95	3.14	0.24	86.71	0.28	72.46	72.46	106.41	106.53	20.05
CBNK	Chicopee Bancorp, Inc.	MA	NASDAQ	17.10	1.79	0.49	110.52	0.00	32.43	32.78	95.87	96.27	14.37
HBNK	Hampden Bancorp, Inc.	MA	NASDAQ	14.96	3.21	0.60	111.68	0.16	25.02	25.02	100.63	101.14	13.43
BLMT	BSB Bancorp, Inc.	MA	NASDAQ	13.60	1.69	0.16	87.92	0.00	76.44	78.31	87.45	87.68	13.91
HIFS	Hingham Institution for Savings	MA	NASDAQ	66.57	14.80	6.25	567.27	1.28	10.02	10.02	143.39	143.39	11.03
WFD	Westfield Financial, Inc.	MA	NASDAQ	7.42	(0.13)	0.26	56.97	0.47	27.81	39.85	87.29	87.29	12.69
UBNK	United Financial Bancorp, Inc.	MA	NASDAQ	14.66	(0.37)	0.24	119.21	0.27	65.50	24.43	103.12	120.30	13.18
BRKL	Brookline Bancorp, Inc.	MA	NASDAQ	8.23	0.06	0.53	73.14	0.34	16.04	14.87	97.13	131.06	11.62
BHLB	Berkshire Hills Bancorp, Inc.	MA	NYSE	25.59	1.67	1.49	210.62	0.62	16.01	12.05	89.92	153.93	11.32
FMTB	Fairmount Bancorp, Inc.	MD	Pink Sheet	21.75	2.95	0.80	166.34	0.00	21.36	21.36	62.46	62.46	10.25
PCGO	Prince George's Federal Savings Bank	MD	Pink Sheet	10.00	(4.00)	0.72	114.62	0.35	13.83	13.83	72.03	72.03	8.72
MDSN	Madison Bancorp, Inc.	MD	OTC BB	14.60	2.50	0.28	249.46	0.00	38.67	(82.43)	46.64	46.64	4.40
FRTR	Fraternity Community Bancorp, Inc.	MD	OTC BB	14.00	4.25	0.08	112.68	0.00	N/A	N/A	61.71	61.71	10.64
HBK	Hamilton Bancorp, Inc.	MD	NASDAQ	12.95	(0.58)	(0.13)	90.41	0.00	(86.97)	(62.64)	61.34	64.05	12.44
WSB	WSB Holdings, Inc.	MD	NASDAQ	6.43	3.53	0.13	44.47	0.00	45.08	75.42	84.91	84.91	13.17
OBAF	OBA Financial Services, Inc.	MD	NASDAQ	18.88	3.25	0.18	88.57	0.00	N/A	N/A	99.97	100.06	19.86
SVBI	Severn Bancorp, Inc.	MD	NASDAQ	4.47	0.68	0.22	84.65	0.00	14.27	12.72	38.88	39.14	3.70
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	NASDAQ	4.40	1.74	(0.07)	74.14	0.00	(65.71)	(49.03)	54.29	57.03	6.20
WBKC	Wolverine Bancorp, Inc.	MI	NASDAQ	18.77	2.93	0.63	116.01	0.00	27.03	27.03	67.06	67.06	14.67
STBI	Sturgis Bancorp, Inc.	MI	Pink Sheet	8.00	0.60	0.91	155.54	0.11	7.21	7.21	49.96	65.49	4.24
NWBM	Northwestern Bancorp	MI	OTC BB	152.50	(2.54)	9.89	4,399.78	N/A	25.43	25.47	66.12	77.33	5.71
FBC	Flagstar Bancorp, Inc.	MI	NYSE	12.64	14.35	0.88	252.08	0.00	22.05	6.15	120.55	N/A	7.69
REDW	Redwood Financial, Inc	MN	Pink Sheet	15.53	3.80	5.90	459.05	2.24	2.61	2.62	25.63	30.41	3.35
WEFP	Wells Financial Corp.	MN	Pink Sheet	19.40	2.75	2.03	316.24	0.26	8.74	8.74	52.40	56.59	5.61
HMNF	HMN Financial, Inc.	MN	NASDAQ	7.48	1.54	0.88	147.69	0.00	3.94	2.81	43.25	45.47	2.35
SJBA	St. Joseph Bancorp, Inc.	MO	OTC BB	10.01	0.01	0.11	93.23	0.00	92.02	92.02	59.04	59.04	10.73

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MAY 2, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
CCFC	CCSB Financial Corp.	MO	Pink Sheet	9.50	(1.90)	(1.02)	127.49	0.00	(7.09)	(7.09)	56.13	56.81	5.68
LXMO	Lexington B & L Financial Corp.	MO	Pink Sheet	11.90	(0.10)	(1.61)	279.16	0.00	(7.39)	(6.96)	44.31	46.85	4.26
FBSI	First Bancshares, Inc.	MO	Pink Sheet	7.65	(0.05)	(0.33)	120.45	0.00	(15.06)	(7.21)	50.38	50.38	4.15
LBCP	Liberty Bancorp, Inc.	MO	OTC BB	10.50	0.40	0.96	129.00	0.00	10.89	11.26	54.31	55.38	8.13
NASB	NASB Financial, Inc.	MO	NASDAQ	22.01	10.66	2.73	159.20	0.00	7.83	7.77	93.47	94.71	13.42
PULB	Pulaski Financial Corp.	MO	NASDAQ	10.55	1.89	0.78	126.04	0.39	11.47	11.73	103.12	107.58	7.10
EBMT	Eagle Bancorp Montana, Inc.	MT	NASDAQ	10.69	0.50	0.45	130.33	0.28	23.00	32.15	75.50	93.46	7.94
SSFC	South Street Financial Corp	NC	OTC BB	5.48	1.40	0.46	109.39	0.00	10.96	10.96	52.65	52.67	4.57
LTLB	Little Bank, Inc	NC	Pink Sheet	8.61	(1.75)	0.73	108.35	0.28	10.59	10.86	75.67	75.67	7.16
KSBI	KS Bancorp, Inc.	NC	OTC BB	5.36	0.15	0.41	240.50	0.00	10.98	20.24	27.80	27.80	1.87
ASBB	ASB Bancorp, Inc.	NC	NASDAQ	16.29	3.62	0.17	134.18	0.00	90.12	(64.12)	76.71	76.71	11.41
HTBI	Hometrust Bancshares, Inc	NC	NASDAQ	15.92	1.81	0.32	74.99	0.00	41.92	41.92	76.45	76.45	18.01
MCBK	Madison County Financial, Inc.	NE	NASDAQ	16.33	2.04	1.15	83.70	0.00	14.30	14.22	84.37	86.16	19.59
GUAA	Guaranty Bancorp, Inc.	NH	Pink Sheet	10.00	0.00	2.98	407.33	0.00	3.35	4.01	31.55	31.62	2.45
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	NASDAQ	12.87	1.40	1.20	180.06	0.43	10.58	14.47	84.14	136.63	7.05
RBLG	Roebling Financial Corp, Inc.	NJ	OTC BB	8.70	4.95	0.04	95.53	0.00	N/A	N/A	82.25	82.25	8.58
COBK	Colonial Financial Services, Inc.	NJ	NASDAQ	13.38	0.64	(0.46)	161.86	0.00	(28.48)	(25.98)	74.18	74.18	8.09
CBNJ	Cape Bancorp, Inc.	NJ	NASDAQ	9.03	0.84	0.37	78.04	0.05	23.49	33.00	76.84	90.55	11.13
OSHC	Ocean Shore Holding Co.	NJ	NASDAQ	14.70	4.54	0.75	150.72	0.25	19.73	20.17	98.02	103.25	9.81
ROMA	Roma Financial Corporation	NJ	NASDAQ	16.80	5.28	0.02	60.24	0.08	N/A	N/A	211.19	213.66	25.10
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	13.73	0.68	1.13	126.81	0.48	12.17	12.07	111.94	114.32	10.84
ORIT	Oritani Financial Corp.	NJ	NASDAQ	15.10	2.55	0.83	61.91	0.90	18.46	18.91	137.35	137.35	24.74
PFS	Provident Financial Services, Inc.	NJ	NYSE	14.87	1.53	1.18	121.52	0.68	12.64	13.08	91.13	143.46	12.27
HCBK	Hudson City Bancorp, Inc.	NJ	NASDAQ	8.26	1.88	0.50	76.86	0.30	16.26	16.26	91.37	94.47	10.57
PFDB	Patriot Federal Bank	NY	Pink Sheet	5.50	(0.90)	0.11	105.37	0.20	65.66	N/A	77.61	79.22	6.83
CMSB	CMS Bancorp, Inc.	NY	NASDAQ	8.28	(0.31)	(0.12)	146.89	0.00	(63.42)	(19.76)	65.87	65.87	5.33
ESBK	Elmira Savings Bank, FSB	NY	NASDAQ	23.00	7.14	1.58	230.55	0.84	14.39	15.27	122.74	183.44	9.86
CARV	Carver Bancorp, Inc.	NY	NASDAQ	5.26	(4.06)	(1.94)	173.36	0.00	(2.18)	(2.17)	149.12	155.33	2.43
ONFC	Oneida Financial Corp.	NY	NASDAQ	12.97	1.15	0.84	97.00	0.47	12.68	11.29	80.40	114.15	10.97
PBNY	Provident New York Bancorp	NY	NYSE	8.84	2.67	0.54	85.45	0.21	17.24	24.70	83.60	128.26	10.89
DCOM	Dime Community Bancshares, Inc.	NY	NASDAQ	13.92	1.29	1.18	109.35	0.54	11.77	12.06	126.68	148.16	12.70

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MAY 2, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
TRST	Trustco Bank Corp NY	NY	NASDAQ	5.32	(0.33)	0.40	46.27	0.26	13.20	13.71	138.23	138.44	11.41
FFIC	Flushing Financial Corporation	NY	NASDAQ	15.19	2.71	1.13	144.79	0.51	13.58	13.39	106.60	110.76	10.59
AF	Astoria Financial Corporation	NY	NYSE	9.41	0.87	0.55	167.62	0.24	17.02	17.87	71.19	83.60	5.58
NYCB	New York Community Bancorp, Inc.	NY	NYSE	13.50	0.73	1.13	100.55	1.00	11.59	11.62	101.68	188.98	13.02
VERF	Versailles Financial Corporation	OH	OTC BB	13.00	1.05	0.40	121.68	0.00	27.91	27.91	40.20	40.20	9.24
FNFI	First Niles Financial, Inc.	OH	OTC BB	7.00	(1.53)	0.21	77.59	0.53	30.71	35.95	64.70	64.70	8.31
PPSF	Peoples-Sidney Financial Corporation	OH	Pink Sheet	9.50	(0.50)	0.19	103.52	0.00	45.63	45.63	69.26	69.28	8.21
CIBN	Community Investors Bancorp, Inc.	OH	Pink Sheet	7.50	2.16	0.63	154.08	2.64	9.88	10.75	46.14	47.05	4.02
HCFL	Home City Financial Corporation	OH	Pink Sheet	12.00	1.95	1.30	177.47	0.25	7.87	7.87	59.58	59.58	5.74
HLFN	Home Loan Financial Corporation	OH	OTC BB	19.00	0.00	1.96	119.75	1.43	6.63	6.63	87.77	88.39	10.85
CFBK	Central Federal Corporation	OH	NASDAQ	1.40	(1.65)	0.14	13.59	0.00	10.36	(2.32)	97.05	97.37	10.67
FFDF	FFD Financial Corporation	OH	OTC BB	20.50	3.25	2.56	241.18	0.81	6.73	7.29	81.93	84.67	7.15
ASBN	ASB Financial Corp.	OH	Pink Sheet	13.50	0.50	0.55	168.26	0.94	22.77	23.35	108.98	127.84	7.42
PFOH	Perpetual Federal Savings Bank	OH	Pink Sheet	16.50	5.65	1.65	144.90	0.83	10.25	10.25	71.37	71.37	11.66
WAYN	Wayne Savings Bancshares, Inc.	OH	NASDAQ	9.99	1.50	0.59	135.79	0.26	15.69	15.69	68.92	72.75	6.81
CHEV	Cheviot Financial Corp.	OH	NASDAQ	11.40	0.62	0.45	83.19	0.31	20.67	28.17	65.47	73.94	11.17
PVFC	PVF Capital Corp.	OH	NASDAQ	3.67	0.72	0.18	30.15	0.00	12.17	12.17	75.60	82.31	7.26
UCFC	United Community Financial Corp.	OH	NASDAQ	4.22	1.62	(0.62)	54.75	0.00	(4.66)	(3.87)	55.89	57.84	5.27
FDEF	First Defiance Financial Corp.	OH	NASDAQ	21.34	4.60	1.86	210.39	0.20	10.32	11.85	72.33	101.45	9.12
FPFCC	First Place Financial Corp	OH	Pink Sheet	0.00	(0.52)	1.06	153.26	N/A	0.00	0.01	0.26	(0.85)	0.00
UASB	United-American Savings Bank	PA	OTC BB	15.00	1.25	1.65	252.31	0.24	9.09	11.25	68.61	68.61	5.94
QNTO	Quaint Oak Bancorp, Inc.	PA	Pink Sheet	16.25	2.60	1.10	119.31	0.16	10.00	12.81	64.27	64.29	9.22
EKFC	Eureka Financial Corp.	PA	OTC BB	17.35	4.00	1.07	107.07	0.29	15.70	15.70	97.94	97.94	15.64
WVFC	WVS Financial Corp.	PA	NASDAQ	12.00	(0.55)	0.73	123.82	0.16	11.64	11.70	55.42	55.42	6.86
PBCP	Polonia Bancorp, Inc.	PA	NASDAQ	8.97	2.08	(0.09)	79.65	0.00	(88.44)	(88.44)	64.90	65.30	9.99
FFCO	FedFirst Financial Corporation	PA	NASDAQ	18.13	2.55	0.81	125.48	0.43	20.06	20.31	77.45	79.21	12.95
STND	Standard Financial Corp.	PA	NASDAQ	18.90	2.12	0.91	127.62	0.17	19.14	19.16	74.65	84.46	13.65
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	NASDAQ	13.60	1.93	0.48	88.61	0.21	26.46	26.46	82.57	82.57	14.33
MLVF	Malvern Bancorp, Inc.	PA	NASDAQ	11.63	5.66	0.21	104.91	0.00	53.03	62.55	74.56	74.65	10.62
THRD	TF Financial Corporation	PA	NASDAQ	25.05	1.11	1.97	250.78	0.19	12.10	12.22	81.54	87.09	9.50
HARL	Harleysville Savings Financial Corporation	PA	Pink Sheet	20.00	0.67	1.34	212.41	N/A	11.20	11.55	93.88	93.88	7.06

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MAY 2, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
FXCB	Fox Chase Bancorp, Inc.	PA	NASDAQ	16.77	4.02	0.44	107.68	0.24	37.84	40.13	92.73	92.82	15.46
ESSA	ESSA Bancorp, Inc.	PA	NASDAQ	10.49	0.42	0.19	106.56	0.17	57.32	64.39	80.99	86.95	10.21
ESBF	ESB Financial Corporation	PA	NASDAQ	11.66	(0.20)	1.04	131.43	0.50	13.34	13.90	104.43	133.04	10.55
NWBI	Northwest Bancshares, Inc.	PA	NASDAQ	12.10	(0.30)	0.68	84.81	0.61	17.85	17.91	100.75	120.03	14.31
NFSB	Newport Bancorp, Inc.	RI	NASDAQ	17.06	3.91	0.47	128.41	0.00	35.06	35.83	108.50	108.50	12.83
FCPB	First Capital Bancshares, Inc	SC	Pink Sheet	2.75	(2.22)	0.07	106.70	0.00	33.82	33.82	18.75	18.75	2.13
FFCH	First Financial Holdings, Inc.	SC	NASDAQ	19.99	4.15	1.51	194.57	0.20	8.66	15.05	91.77	101.19	6.72
HFFC	HF Financial Corp.	SD	NASDAQ	13.50	2.33	0.87	172.99	0.45	15.06	22.46	93.30	110.16	7.57
CASH	Meta Financial Group, Inc.	SD	NASDAQ	26.75	6.15	4.54	321.66	0.39	5.02	11.07	85.60	86.90	7.08
SFBK	SFB Bancorp, Inc	TN	Pink Sheet	17.00	(0.95)	1.28	98.05	1.81	11.84	11.84	70.58	71.09	15.45
UNTN	United Tennessee Bankshares, Inc	TN	Pink Sheet	12.85	1.50	1.31	163.36	0.35	9.16	9.34	78.57	78.90	7.34
AFCB	Athens Bancshares Corporation	TN	NASDAQ	18.18	4.51	1.12	123.65	0.20	14.74	15.15	81.11	81.11	13.35
FABK	First Advantage Bancorp	TN	NASDAQ	11.36	(0.02)	0.61	90.57	0.22	21.07	25.90	76.28	76.28	14.18
JFBI	Jefferson Bancshares, Inc.	TN	NASDAQ	5.50	0.39	0.20	78.38	0.00	13.50	13.46	33.49	33.49	3.44
SPBC	SP Bancorp, Inc.	TX	NASDAQ	18.25	5.21	0.97	175.82	0.00	15.98	20.90	76.87	76.87	8.81
BAFI	BancAffiliated, Inc	TX	Pink Sheet	45.00	9.00	15.51	1,200.59	0.00	2.90	2.76	39.38	39.44	3.74
FRNK	Franklin Financial Corporation	VA	NASDAQ	17.83	4.74	0.55	81.80	0.41	30.15	23.19	89.68	89.68	20.26
SFBC	Sound Financial Bancorp, Inc.	WA	NASDAQ	12.65	1.82	1.01	147.26	0.00	10.30	10.00	61.92	66.61	7.06
ANCB	Anchor Bancorp	WA	NASDAQ	14.75	8.00	0.17	190.51	0.00	84.82	N/A	64.24	64.91	7.45
TSBK	Timberland Bancorp, Inc.	WA	NASDAQ	8.08	2.99	0.58	104.27	0.00	11.97	9.62	64.66	72.40	6.65
RVSB	Riverview Bancorp, Inc.	WA	NASDAQ	2.61	(0.68)	(0.66)	35.36	0.00	(2.56)	(2.56)	49.05	73.95	4.77
FFNW	First Financial Northwest, Inc.	WA	NASDAQ	7.90	1.65	0.15	50.13	0.00	50.33	42.64	75.87	75.87	15.06
HMST	HomeStreet, Inc.	WA	NASDAQ	21.40	19.55	6.17	182.94	0.00	4.14	4.29	139.32	218.38	13.96
WAFD	Washington Federal, Inc.	WA	NASDAQ	16.87	2.88	1.31	124.24	0.39	12.88	23.08	92.95	107.58	13.57
CZWI	Citizens Community Bancorp, Inc.	WI	NASDAQ	7.01	0.87	0.17	103.89	0.00	35.29	24.68	55.85	55.85	5.77
WSBF	Waterstone Financial, Inc.	WI	NASDAQ	7.97	5.91	1.12	52.99	0.00	6.96	6.98	120.67	122.61	14.72
ABCW	Anchor Bancorp Wisconsin Inc.	WI	Pink Sheet	0.62	0.05	(1.79)	113.54	0.00	(0.22)	(0.38)	(5.50)	(4.85)	0.33
BKMU	Bank Mutual Corporation	WI	NASDAQ	5.21	1.12	0.15	52.20	0.05	28.67	29.07	72.49	74.33	8.23
CRZY	Crazy Woman Creek Bancorp, Inc	WY	Pink Sheet	10.50	0.25	(0.30)	214.50	0.00	(25.00)	(23.81)	41.68	42.17	3.49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MAY 2, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

	State	Exchange	PER SHARE					PRICING RATIOS				
			Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ALL INSTITUTIONS												
AVERAGE			14.39	2.14	0.98	179.89	0.26	15.89	14.66	77.42	83.71	9.59
HIGH			152.50	19.55	15.51	4399.78	2.74	92.02	92.02	270.16	270.16	35.48
LOW			0.00	(4.9)	(12.90)	13.59	0.00	(88.44)	(88.44)	(5.50)	(4.85)	0.00
AVERAGE FOR STATE												
IL			11.92	1.20	1.32	235.84	0.12	10.36	10.30	55.79	58.12	6.38
AVERAGE BY REGION												
MIDWEST			14.53	2.00	1.12	248.68	0.31	12.05	12.38	64.34	67.10	7.21
NORTH CENTRAL			13.39	2.19	1.17	185.64	0.31	14.99	16.40	66.05	68.80	8.14
NORTHEAST			14.30	1.85	0.70	132.90	0.30	18.30	19.66	93.81	106.10	11.39
SOUTHEAST			12.53	1.53	0.56	135.28	0.15	15.34	9.04	65.88	68.97	9.73
SOUTHWEST			21.54	2.96	2.51	246.91	0.31	24.06	24.97	96.90	97.79	14.30
WEST			14.10	4.13	1.06	148.84	0.13	17.63	8.94	86.59	96.92	9.47
AVERAGE BY EXCHANGE												
NYSE			14.12	3.68	2.67	139.81	0.34	15.18	12.31	92.58	135.63	11.64
AMEX			N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NASDAQ			14.17	2.57	0.75	128.65	0.22	16.61	16.07	88.86	95.88	11.25
OTC-BB			17.76	1.41	1.14	314.01	0.20	21.62	17.74	62.94	64.45	7.87
PINK SHEETS			12.71	1.22	1.14	229.86	0.42	10.47	9.45	54.21	55.84	5.97

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares, Inc.	AK	182,077	20,800	20,800	0.27	0.13	2.33	1.11	OTC BB	654,486	5,825
SCBS	Southern Community Bancshares, Inc.	AL	66,521	7,523	7,523	0.59	0.24	5.28	2.19	Pink Sheet	639,077	4,154
FFBH	First Federal Bancshares of Arkansas, Ii	AR	530,395	69,660	69,660	0.13	0.07	1.10	0.59	NASDAQ	19,302,603	188,200
BYFC	Broadway Financial Corporation	CA	373,693	18,007	18,007	0.15	0.14	3.07	2.90	NASDAQ	1,917,422	1,265
MLGF	Malaga Financial Corp	CA	851,090	89,264	89,264	1.40	1.40	13.62	13.62	Pink Sheet	5,889,996	98,952
SMPL	Simplicity Bancorp, Inc.	CA	889,444	149,409	145,459	0.61	0.62	3.61	3.67	NASDAQ	8,548,090	127,794
PROV	Provident Financial Holdings, Inc.	CA	1,248,330	155,856	155,856	1.74	1.74	15.28	15.28	NASDAQ	10,597,005	185,448
BANC	First PacTrust Bancorp, Inc.	CA	1,682,702	188,757	176,235	0.51	(0.25)	3.30	(1.58)	NASDAQ	11,892,615	145,922
BOFI	Bofl Holding, Inc.	CA	2,874,322	242,613	242,613	1.49	1.54	17.30	17.85	NASDAQ	12,824,195	356,651
NVSL	Naugatuck Valley Financial Corporation	CT	526,397	66,908	66,908	(2.73)	(2.73)	(19.62)	(19.62)	NASDAQ	7,002,208	46,565
SIFI	SI Financial Group, Inc.	CT	953,250	125,759	122,308	0.12	0.18	0.86	1.33	NASDAQ	10,112,310	116,292
FBNK	First Connecticut Bancorp, Inc.	CT	1,822,946	241,522	241,522	0.24	0.24	1.68	1.68	NASDAQ	17,714,481	243,574
RCKB	Rockville Financial, Inc.	CT	1,998,799	320,611	319,541	0.85	0.82	4.89	4.73	NASDAQ	28,156,897	363,224
PBCT	People's United Financial, Inc.	CT	30,324,400	5,038,800	2,885,300	0.89	0.92	4.71	4.87	NASDAQ	339,600,000	4,105,764
WSFS	WSFS Financial Corporation	DE	4,375,148	421,054	387,734	0.74	0.41	7.83	4.28	NASDAQ	8,773,486	370,680
ESDF	East Side Financial, Inc.	FL	65,686	361	361	N/A	N/A	N/A	N/A	Pink Sheet	277,159	103
SSNF	Sunshine Financial, Inc.	FL	147,440	24,935	24,769	(0.48)	(0.48)	(2.80)	(2.80)	Pink Sheet	1,234,454	12,777
BBX	BBX Capital Corp	FL	470,703	240,324	240,324	N/A	2.93	N/A	40.17	NYSE	15,772,509	105,676
ACFC	Atlantic Coast Financial Corporation	FL	772,619	40,260	40,260	(0.85)	(1.05)	(14.01)	(17.30)	NASDAQ	2,629,061	5,284
BFCF	BFC Financial Corporation	FL	1,547,188	507,789	443,419	N/A	(1.96)	N/A	(26.86)	Pink Sheet	77,168,832	97,233
EVER	Everbank Financial Corp	FL	18,242,878	1,451,176	1,396,396	0.53	1.00	6.79	12.80	NYSE	120,987,955	1,803,930
HBOS	Heritage Financial Group, Inc.	GA	1,097,506	120,649	116,414	0.64	0.49	5.41	4.18	NASDAQ	8,172,486	112,699
TBNK	Territorial Bancorp Inc.	HI	1,574,627	218,972	218,972	0.96	0.92	6.76	6.49	NASDAQ	10,806,248	246,923
RYFL	Royal Financial, Inc.	IL	114,048	18,251	18,251	0.48	0.25	3.28	1.67	OTC BB	2,490,930	8,843
WFBS	Washington Federal Bank for Savings	IL	119,028	11,756	11,756	1.41	1.40	14.53	14.51	Pink Sheet	137,206	1,749
MCPH	Midland Capital Holdings Corp	IL	124,999	11,367	11,367	0.08	0.05	0.91	0.54	Pink Sheet	372,600	4,028
AFBA	Allied First Bancorp, Inc.	IL	126,240	5,000	5,000	0.25	0.25	7.10	7.10	OTC BB	511,300	383
HARI	Harvard Illinois Bancorp, Inc.	IL	169,367	19,617	19,617	0.52	0.52	4.66	4.65	OTC BB	816,076	10,691
GTPS	Great American Bancorp, Inc.	IL	170,371	16,213	15,728	0.62	0.62	6.39	6.39	OTC BB	481,795	15,470
PFED	Park Bancorp, Inc.	IL	188,924	9,867	9,867	(2.14)	(2.20)	(35.91)	(36.88)	Pink Sheet	1,193,174	2,780
JXSB	Jacksonville Bancorp, Inc.	IL	321,446	47,828	45,101	1.15	0.91	8.51	6.71	NASDAQ	1,908,556	33,113
FIRT	First BancTrust Corporation	IL	389,563	34,893	34,124	0.87	0.81	8.98	8.34	Pink Sheet	2,122,658	23,540
IROQ	IF Bancorp, Inc.	IL	520,704	85,850	85,850	0.71	0.61	4.23	3.61	NASDAQ	4,634,703	63,959
FCLF	First Clover Leaf Financial Corp.	IL	600,769	78,256	66,336	0.73	0.71	5.17	5.04	NASDAQ	7,481,317	46,609
BFIN	BankFinancial Corporation	IL	1,481,192	172,890	169,852	(1.76)	(1.75)	(12.71)	(12.70)	NASDAQ	21,072,966	156,361

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
DSFN	DSA Financial Corp	IN	113,278	17,326	17,326	1.75	1.75	11.87	11.87	OTC BB	1,608,333	13,027
TDCB	Third Century Bancorp	IN	127,786	15,232	15,232	0.20	0.20	1.59	1.59	OTC BB	1,583,090	5,541
FDLB	Fidelity Federal Bancorp	IN	165,963	21,848	21,848	0.55	0.06	4.52	0.49	Pink Sheet	916,656	4,125
LOGN	Logansport Financial Corp.	IN	172,903	19,064	19,064	0.92	0.92	7.80	7.78	Pink Sheet	665,117	15,065
AMFC	AMB Financial Corp.	IN	179,884	15,998	15,998	0.43	0.29	5.02	3.31	OTC BB	981,638	5,890
WEIN	West End Indiana Bancshares, Inc.	IN	246,531	30,928	30,928	0.35	0.29	3.19	2.67	OTC BB	1,401,008	21,786
FFWC	FFW Corporation	IN	330,711	32,163	30,949	0.18	0.01	1.87	0.10	Pink Sheet	1,122,084	15,429
LSBI	LSB Financial Corp.	IN	364,610	38,955	38,955	0.73	0.73	7.12	7.12	NASDAQ	1,555,972	30,653
FBPI	First Bancorp of Indiana, Inc.	IN	390,271	35,546	35,546	0.32	0.32	3.51	3.51	OTC BB	1,749,165	19,433
FCAP	First Capital, Inc.	IN	459,132	52,936	47,550	0.88	0.97	7.60	8.46	NASDAQ	2,784,997	54,231
RIVR	River Valley Bancorp	IN	472,855	35,587	34,990	0.97	0.63	11.89	7.75	NASDAQ	1,524,872	26,914
PBNI	Peoples Bancorp	IN	477,822	62,980	PREADSHEET	0.59	0.59	4.63	4.63	Pink Sheet	2,394,981	47,900
LPSB	Laporte Bancorp, Inc.	IN	492,755	84,055	75,261	0.92	0.87	7.54	7.13	NASDAQ	6,205,250	54,482
FSFG	First Savings Financial Group, Inc.	IN	652,634	83,502	73,239	0.77	0.74	5.54	5.30	NASDAQ	2,317,815	45,174
NWIN	NorthWest Indiana Bancorp	IN	691,845	67,651	67,651	1.02	0.91	10.58	9.46	OTC BB	2,839,137	54,228
CITZ	CFS Bancorp, Inc.	IN	1,138,109	111,822	111,822	0.41	0.35	4.36	3.77	NASDAQ	10,874,687	68,184
MFSF	MutualFirst Financial, Inc.	IN	1,422,458	139,493	137,082	0.50	0.27	5.33	2.91	NASDAQ	7,055,502	80,644
FFSL	First Independence Corporation	KS	156,980	15,546	15,546	0.06	0.06	0.68	0.68	Pink Sheet	835,163	6,055
CFFN	Capitol Federal Financial, Inc.	KS	9,238,786	1,669,951	1,669,951	0.78	0.78	3.88	3.88	NASDAQ	152,115,857	1,778,234
CKFB	CKF Bancorp, Inc	KY	120,517	13,066	13,066	0.31	0.38	3.01	3.68	Pink Sheet	1,225,802	10,848
PBSK	Poage Bankshares, Inc.	KY	314,450	60,672	60,672	0.43	0.39	2.46	2.19	NASDAQ	3,372,375	42,998
HFBC	Hopfed Bancorp, Inc.	KY	967,689	104,999	104,707	0.39	0.19	3.42	1.66	NASDAQ	7,502,812	64,674
HIBE	Hibernia Bancorp, Inc.	LA	101,863	21,986	21,986	0.21	0.21	0.90	0.90	OTC BB	995,880	16,681
CTUY	Century Next Financial Corporation	LA	120,648	19,420	19,420	0.61	0.60	3.48	3.44	OTC BB	1,055,760	13,725
FPBF	FPB Financial Corp.	LA	197,855	17,713	17,713	1.00	0.93	11.08	10.29	Pink Sheet	364,370	12,753
SIBC	State Investors Bancorp, Inc.	LA	245,955	43,502	43,502	0.31	0.31	1.70	1.70	NASDAQ	2,565,992	36,155
HFBL	Home Federal Bancorp, Inc. Of Louisian	LA	272,500	45,246	45,246	1.21	1.13	6.40	5.98	NASDAQ	2,556,829	44,719
MDNB	Minden Bancorp, Inc.	LA	276,491	40,325	40,325	1.17	1.17	7.68	7.68	OTC BB	2,355,831	37,458
LABC	Louisiana Bancorp, Inc.	LA	311,862	56,706	56,706	0.78	0.78	4.37	4.37	NASDAQ	3,017,411	51,205
HBCP	Home Bancorp, Inc.	LA	962,926	141,574	130,606	0.98	0.97	6.70	6.59	NASDAQ	7,439,127	135,764
GTWN	Georgetown Bancorp, Inc.	MA	211,602	30,563	30,563	0.47	0.47	4.18	4.18	NASDAQ	1,806,912	19,786
MFLR	Mayflower Bancorp, Inc.	MA	255,094	22,600	22,600	0.56	0.48	6.32	5.41	NASDAQ	2,058,422	21,552
PEOP	Peoples Federal Bancshares, Inc.	MA	577,439	108,834	108,834	0.27	0.27	1.34	1.34	NASDAQ	6,659,604	115,811
CBNK	Chicopee Bancorp, Inc.	MA	599,982	89,969	89,969	0.41	0.42	2.73	2.76	NASDAQ	5,428,585	86,260
HBNK	Hampden Bancorp, Inc.	MA	647,634	86,496	86,496	0.56	0.56	3.75	3.75	NASDAQ	5,798,893	87,041

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
BLMT	BSB Bancorp, Inc.	MA	838,082	133,308	133,308	0.20	0.20	1.19	1.16	NASDAQ	9,532,430	116,582
HIFS	Hingham Institution for Savings	MA	1,205,884	92,799	92,799	1.18	1.18	15.49	15.49	NASDAQ	2,125,750	133,072
WFD	Westfield Financial, Inc.	MA	1,301,462	189,187	189,187	0.49	0.34	2.90	2.03	NASDAQ	22,843,722	165,160
UBNK	United Financial Bancorp, Inc.	MA	2,402,303	307,189	263,326	0.22	0.59	1.58	4.25	NASDAQ	20,152,118	316,791
BRKL	Brookline Bancorp, Inc.	MA	5,147,534	615,809	456,409	0.81	0.88	6.36	6.85	NASDAQ	70,376,092	598,197
BHLB	Berkshire Hills Bancorp, Inc.	MA	5,296,809	667,265	393,007	0.80	1.06	6.03	8.01	NYSE	25,148,522	600,044
FMTB	Fairmount Bancorp, Inc.	MD	78,132	12,821	12,821	0.48	0.48	2.92	2.92	Pink Sheet	469,714	8,009
PCGO	Prince George's Federal Savings Bank	MD	103,356	12,518	12,518	0.64	0.65	5.18	5.29	Pink Sheet	901,738	9,017
MDSN	Madison Bancorp, Inc.	MD	151,700	14,341	14,341	0.11	(0.05)	1.22	(0.57)	OTC BB	608,116	6,689
FRTR	Fraternity Community Bancorp, Inc.	MD	169,703	29,283	29,283	0.07	0.02	0.39	0.11	OTC BB	1,506,100	18,073
HBK	Hamilton Bancorp, Inc.	MD	334,783	68,330	65,442	(0.14)	(0.20)	(0.93)	(1.30)	NASDAQ	3,703,000	41,659
WSB	WSB Holdings, Inc.	MD	356,492	55,326	55,326	0.27	0.16	1.87	1.12	NASDAQ	8,016,607	46,977
OBAF	OBA Financial Services, Inc.	MD	380,959	75,683	75,683	0.19	0.19	0.99	0.99	NASDAQ	4,301,450	75,663
SVBI	Severn Bancorp, Inc.	MD	852,118	108,996	108,996	0.41	0.27	3.52	2.35	NASDAQ	10,066,679	31,609
FFNM	First Federal of Northern Michigan Banc	MI	213,834	24,435	24,277	(0.10)	(0.13)	(0.86)	(1.15)	NASDAQ	2,884,049	13,267
WBKC	Wolverine Bancorp, Inc.	MI	285,281	62,447	62,447	0.54	0.54	2.39	2.39	NASDAQ	2,459,082	41,878
STBI	Sturgis Bancorp, Inc.	MI	317,045	26,924	20,542	0.58	0.58	7.26	7.26	Pink Sheet	2,038,400	13,453
NWBM	Northwestern Bancorp	MI	866,757	74,910	72,860	0.22	(0.70)	2.54	(8.06)	OTC BB	197,000	49,538
FBC	Flagstar Bancorp, Inc.	MI	14,082,012	1,159,362	1,159,362	0.48	1.58	5.84	19.44	NYSE	55,863,053	1,083,743
REDW	Redwood Financial, Inc	MN	205,184	26,852	22,646	1.32	1.26	10.29	9.82	Pink Sheet	446,980	6,883
WEFP	Wells Financial Corp.	MN	244,195	26,157	26,157	0.65	0.65	6.23	6.23	Pink Sheet	772,193	13,706
HMNF	HMN Financial, Inc.	MN	653,327	60,834	60,834	0.75	0.70	8.90	8.30	NASDAQ	4,423,589	15,356
SJBA	St. Joseph Bancorp, Inc.	MO	35,141	6,390	6,390	0.12	0.12	0.65	0.65	OTC BB	376,918	3,773
CCFC	CCSB Financial Corp.	MO	99,479	10,078	10,078	(0.79)	(0.79)	(7.60)	(7.60)	Pink Sheet	780,303	5,657
LXMO	Lexington B & L Financial Corp.	MO	151,110	14,536	13,747	(0.59)	(0.54)	(5.76)	(5.26)	Pink Sheet	541,293	6,441
FBSI	First Bancshares, Inc.	MO	186,798	15,390	15,380	(0.27)	(0.34)	(3.27)	(4.13)	Pink Sheet	1,550,815	7,754
LBCP	Liberty Bancorp, Inc.	MO	410,661	61,548	59,932	0.74	1.08	5.01	7.35	OTC BB	3,183,519	33,427
NASB	NASB Financial, Inc.	MO	1,252,524	179,860	177,514	1.75	1.76	13.24	13.33	NASDAQ	7,867,614	168,131
PULB	Pulaski Financial Corp.	MO	1,382,295	120,242	116,303	0.76	0.64	8.02	6.78	NASDAQ	10,967,033	98,155
EBMT	Eagle Bancorp Montana, Inc.	MT	508,121	53,443	45,535	0.47	0.36	3.07	2.30	NASDAQ	3,898,685	40,351
SSFC	South Street Financial Corp	NC	281,806	24,461	24,451	0.41	0.36	4.92	4.31	OTC BB	2,576,119	12,881
LTLB	Little Bank, Inc	NC	306,045	31,726	31,726	0.80	0.81	6.98	7.06	Pink Sheet	2,824,529	21,918
KSBI	KS Bancorp, Inc.	NC	314,939	25,322	25,322	0.25	0.09	3.19	1.16	OTC BB	1,309,501	5,893
ASBB	ASB Bancorp, Inc.	NC	749,354	111,529	111,529	0.11	(0.16)	0.80	(1.12)	NASDAQ	5,584,551	85,555
HTBI	Hometrust Bancshares, Inc	NC	1,586,860	373,901	373,901	0.42	0.42	2.95	2.95	NASDAQ	21,160,000	285,872

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
MCBK	Madison County Financial, Inc.	NE	267,257	62,064	47,207	1.52	1.53	10.78	10.83	NASDAQ	3,193,054	52,366
GUAA	Guaranty Bancorp, Inc.	NH	395,835	37,800	37,800	0.84	0.68	8.89	7.22	Pink Sheet	971,787	9,718
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,270,477	129,494	90,683	0.70	0.47	6.95	4.65	NASDAQ	7,055,946	89,611
RBLG	Roebling Financial Corp, Inc.	NJ	161,108	16,814	16,814	0.04	0.04	0.43	0.43	OTC BB	1,686,527	13,830
COBK	Colonial Financial Services, Inc.	NJ	623,596	68,037	68,037	(0.28)	(0.31)	(2.47)	(2.71)	NASDAQ	3,852,791	50,472
CBNJ	Cape Bancorp, Inc.	NJ	1,040,798	150,826	127,987	0.43	0.31	3.10	2.20	NASDAQ	13,336,776	115,897
OSHC	Ocean Shore Holding Co.	NJ	1,045,488	104,728	99,423	0.50	0.49	4.76	4.72	NASDAQ	6,936,733	102,664
ROMA	Roma Financial Corporation	NJ	1,814,140	215,609	213,783	0.03	0.08	0.29	0.72	NASDAQ	30,116,769	455,366
OCFC	OceanFirst Financial Corp.	NJ	2,269,228	219,792	219,792	0.88	0.89	9.24	9.40	NASDAQ	17,894,929	246,055
ORIT	Oritani Financial Corp.	NJ	2,809,686	506,162	506,162	1.31	1.31	6.69	6.69	NASDAQ	45,381,531	695,245
PFS	Provident Financial Services, Inc.	NJ	7,283,695	981,246	624,678	0.94	0.91	6.94	6.71	NYSE	59,937,955	894,274
HCBK	Hudson City Bancorp, Inc.	NJ	40,596,341	4,699,808	4,545,573	0.55	0.55	5.26	5.26	NASDAQ	528,211,462	4,294,359
PFDB	Patriot Federal Bank	NY	100,899	8,883	8,702	0.10	0.10	1.16	1.18	Pink Sheet	957,544	6,894
CMSB	CMS Bancorp, Inc.	NY	273,634	22,140	22,140	(0.09)	(0.29)	(1.05)	(3.38)	NASDAQ	1,862,803	14,586
ESBK	Elmira Savings Bank, FSB	NY	536,936	66,909	54,273	0.99	0.67	7.96	5.43	NASDAQ	2,328,975	52,961
CARV	Carver Bancorp, Inc.	NY	640,638	55,600	55,600	(1.12)	(1.13)	(12.49)	(12.56)	NASDAQ	3,695,320	15,631
ONFC	Oneida Financial Corp.	NY	681,391	93,040	66,023	0.86	0.96	6.44	7.23	NASDAQ	7,024,596	74,812
PBNY	Provident New York Bancorp	NY	3,789,514	493,883	323,710	0.65	0.45	4.71	3.29	NYSE	44,348,787	412,887
DCOM	Dime Community Bancshares, Inc.	NY	3,905,399	391,574	335,936	1.01	0.99	10.96	10.79	NASDAQ	35,714,269	496,071
TRST	Trustco Bank Corp NY	NY	4,346,613	358,798	358,245	0.87	0.84	11.13	10.71	NASDAQ	93,935,244	495,978
FFIC	Flushing Financial Corporation	NY	4,451,416	442,365	425,770	0.79	0.80	8.15	8.26	NASDAQ	30,743,329	471,603
AF	Astoria Financial Corporation	NY	16,496,642	1,293,989	1,108,838	0.31	0.29	4.18	3.98	NYSE	98,419,318	921,205
NYCB	New York Community Bancorp, Inc.	NY	44,145,100	5,656,264	3,188,109	1.19	1.19	9.05	9.03	NYSE	439,050,966	5,751,568
VERF	Versailles Financial Corporation	OH	47,704	10,970	10,970	0.43	0.43	1.79	1.79	OTC BB	392,044	4,410
FNFI	First Niles Financial, Inc.	OH	102,152	13,123	13,123	0.23	0.20	1.79	1.53	OTC BB	1,316,478	8,491
PPSF	Peoples-Sidney Financial Corporation	OH	128,931	15,284	15,284	0.18	0.22	1.53	1.89	Pink Sheet	1,245,410	10,586
CIBN	Community Investors Bancorp, Inc.	OH	135,992	11,859	11,859	0.42	(0.01)	4.20	(0.09)	Pink Sheet	882,611	5,472
HCFL	Home City Financial Corporation	OH	142,762	13,771	13,771	0.73	0.70	7.79	7.48	Pink Sheet	804,436	8,205
HLFN	Home Loan Financial Corporation	OH	167,238	20,683	20,683	1.67	1.67	13.76	13.76	OTC BB	1,396,506	18,155
CFBK	Central Federal Corporation	OH	215,035	23,643	23,594	(1.56)	(1.60)	(28.81)	(29.52)	NASDAQ	15,824,710	22,946
FFDF	FFD Financial Corporation	OH	245,067	21,391	21,391	1.02	1.02	11.93	11.93	OTC BB	1,016,096	17,528
ASBN	ASB Financial Corp.	OH	268,238	18,285	16,024	0.36	0.33	4.42	4.09	Pink Sheet	1,594,234	19,928
PFOH	Perpetual Federal Savings Bank	OH	357,914	58,487	58,487	1.11	1.11	7.04	7.02	Pink Sheet	2,470,032	41,744
WAYN	Wayne Savings Bancshares, Inc.	OH	402,117	39,785	37,938	0.43	0.43	4.27	4.27	NASDAQ	2,961,346	27,422
CHEV	Cheviot Financial Corp.	OH	631,982	107,900	96,845	0.53	0.53	3.47	3.47	NASDAQ	7,596,557	70,648

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PVFC	PVF Capital Corp.	OH	781,798	75,098	75,098	0.62	0.62	6.87	6.87	NASDAQ	25,927,214	56,781
UCFC	United Community Financial Corp.	OH	1,808,365	170,760	170,522	(1.02)	(1.23)	(10.54)	(12.66)	NASDAQ	33,027,886	95,451
FDEF	First Defiance Financial Corp.	OH	2,046,948	258,128	191,865	0.90	0.78	6.95	6.01	NASDAQ	9,729,466	186,708
FPFCQ	First Place Financial Corp	OH	2,601,520	103,010	102,030	0.67	(1.77)	18.01	(47.30)	Pink Sheet	16,974,056	85
UASB	United-American Savings Bank	PA	78,103	6,767	6,767	0.67	0.55	7.36	5.99	OTC BB	309,547	4,643
QNTO	Quaint Oak Bancorp, Inc.	PA	117,375	16,837	16,837	0.91	0.71	6.13	4.78	Pink Sheet	983,821	10,822
EKFC	Eureka Financial Corp.	PA	141,111	22,539	22,539	1.01	1.01	6.36	6.36	OTC BB	1,317,897	22,075
WVFC	WVS Financial Corp.	PA	254,804	31,558	31,558	0.55	0.54	4.95	4.93	NASDAQ	2,057,930	17,492
PBCP	Polonia Bancorp, Inc.	PA	267,464	41,185	41,185	(0.11)	(0.11)	(1.07)	(1.07)	NASDAQ	3,358,158	26,731
FFCO	FedFirst Financial Corporation	PA	318,760	53,294	52,113	0.67	0.67	3.79	3.79	NASDAQ	2,540,341	41,281
STND	Standard Financial Corp.	PA	435,030	79,547	70,301	0.65	0.65	3.64	3.63	NASDAQ	3,408,873	59,383
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	460,915	80,002	80,002	0.54	0.54	3.14	3.14	NASDAQ	5,201,734	66,062
MLVF	Malvern Bancorp, Inc.	PA	688,030	98,070	98,070	0.21	0.18	2.06	1.75	NASDAQ	6,558,473	73,127
THRD	TF Financial Corporation	PA	711,836	82,945	78,621	0.78	0.77	6.82	6.75	NASDAQ	2,838,493	67,641
HARL	Harleysville Savings Financial Corporati	PA	802,890	60,435	60,435	0.61	0.61	8.44	8.04	Pink Sheet	3,779,969	56,737
FXCB	Fox Chase Bancorp, Inc.	PA	1,088,341	181,465	181,465	0.49	0.48	2.68	2.59	NASDAQ	10,106,964	168,281
ESSA	ESSA Bancorp, Inc.	PA	1,405,642	177,347	165,599	0.19	0.17	1.33	1.18	NASDAQ	13,191,008	143,650
ESBF	ESB Financial Corporation	PA	1,927,614	194,800	152,913	0.75	0.73	7.99	7.74	NASDAQ	14,666,945	203,431
NWBI	Northwest Bancshares, Inc.	PA	7,942,600	1,128,469	950,479	0.79	0.79	5.40	5.39	NASDAQ	93,652,960	1,136,947
NFSB	Newport Bancorp, Inc.	RI	449,413	53,155	53,155	0.34	0.34	2.98	2.98	NASDAQ	3,499,722	57,675
FCPB	First Capital Bancshares, Inc	SC	60,148	6,852	6,852	0.06	0.29	0.56	2.54	Pink Sheet	563,720	1,285
FFCH	First Financial Holdings, Inc.	SC	3,215,558	299,641	291,616	0.89	0.44	10.16	5.06	NASDAQ	16,526,752	216,170
HFFC	HF Financial Corp.	SD	1,220,423	99,050	94,684	0.52	0.35	6.34	4.25	NASDAQ	7,054,875	92,419
CASH	Meta Financial Group, Inc.	SD	1,763,270	145,994	143,809	1.21	0.55	17.21	7.84	NASDAQ	5,481,727	124,983
SFBK	SFB Bancorp, Inc	TN	55,940	12,246	12,246	1.26	1.16	6.12	5.66	Pink Sheet	570,522	8,643
UNTN	United Tennessee Bankshares, Inc	TN	186,722	17,457	17,384	0.79	0.81	8.94	9.15	Pink Sheet	1,142,999	13,716
AFCB	Athens Bancshares Corporation	TN	291,632	48,004	48,004	0.90	0.90	5.22	5.22	NASDAQ	2,358,568	38,940
FABK	First Advantage Bancorp	TN	357,706	66,528	66,528	0.67	0.58	3.60	3.13	NASDAQ	3,949,501	50,751
JFBI	Jefferson Bancshares, Inc.	TN	519,615	53,446	52,112	0.24	0.24	2.40	2.41	NASDAQ	6,629,753	17,900
SPBC	SP Bancorp, Inc.	TX	288,121	33,040	33,040	0.54	0.42	4.64	3.58	NASDAQ	1,638,750	25,401
BAFI	BancAffiliated, Inc	TX	334,303	31,813	31,813	1.63	(2.35)	15.16	(21.86)	Pink Sheet	278,450	12,530
FRNK	Franklin Financial Corporation	VA	1,057,783	239,067	239,067	0.65	0.84	2.75	3.57	NASDAQ	12,931,397	214,403
SFBC	Sound Financial Bancorp, Inc.	WA	381,044	43,457	42,704	0.75	0.78	7.94	8.26	NASDAQ	2,587,544	26,910
ANCB	Anchor Bancorp	WA	468,849	54,399	54,399	0.09	0.00	0.75	(0.03)	NASDAQ	2,461,033	34,947
TSBK	Timberland Bancorp, Inc.	WA	734,621	91,903	86,036	0.68	0.67	5.68	5.56	NASDAQ	7,045,036	48,893

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
RVSB	Riverview Bancorp, Inc.	WA	794,564	77,411	51,756	(1.77)	(1.77)	(16.70)	(16.70)	NASDAQ	22,471,890	37,977
FFNW	First Financial Northwest, Inc.	WA	942,655	187,117	187,117	0.27	0.31	1.48	1.75	NASDAQ	18,805,168	141,979
HMST	HomeStreet, Inc.	WA	2,631,230	263,762	263,762	3.48	3.46	48.66	48.44	NASDAQ	14,382,638	367,476
WAFD	Washington Federal, Inc.	WA	13,106,842	1,914,678	1,647,289	1.05	0.59	7.32	4.09	NASDAQ	105,498,098	1,779,753
CZWI	Citizens Community Bancorp, Inc.	WI	534,533	55,266	55,006	0.17	0.24	1.63	2.34	NASDAQ	5,145,203	30,871
WSBF	Waterstone Financial, Inc.	WI	1,661,076	202,634	202,634	2.05	2.04	19.82	19.70	NASDAQ	31,348,556	244,519
ABCW	Anchor Bancorp Wisconsin Inc.	WI	2,412,379	-46,622	-46,622	(0.83)	(0.75)	98.24	88.10	Pink Sheet	21,247,225	8,180
BKMU	Bank Mutual Corporation	WI	2,418,264	274,786	274,786	0.27	0.26	2.46	2.43	NASDAQ	46,326,484	199,204
CRZY	Crazy Woman Creek Bancorp, Inc	WY	136,842	14,577	14,445	(0.02)	(0.15)	(0.18)	(1.40)	Pink Sheet	637,946	4,785

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS											
AVERAGE		1,874,295	228,985	191,227	0.83	0.74	6.85	6.13		18,665,561	210,137
MEDIAN		464,882	60,554	55,600	0.54	0.48	4.42	3.77		3,275,606	41,811
HIGH		44,145,100	5,656,264	4,545,573	3.48	3.46	98.24	88.10		528,211,462	5,751,568
LOW		35,141	(46,622)	(46,622)	(2.73)	(2.73)	(35.91)	(47.30)		137,206	85
AVERAGE FOR STATE											
IL		360,554	42,649	41,071	0.24	0.18	1.26	0.75		3,601,940	30,627
AVERAGE BY REGION											
MIDWEST		835,206	77,281	74,926	0.35	0.66	3.92	7.28		7,064,291	59,434
NORTH CENTRAL		1,151,162	167,633	165,345	0.84	0.75	5.39	4.86		13,306,062	160,889
NORTHEAST		3,886,632	489,996	371,522	0.75	0.75	0.75	0.75		41,026,928	462,470
SOUTHEAST		1,199,991	141,827	136,691	1.73	0.67	17.01	6.56		10,771,434	116,445
SOUTHWEST		331,174	331,174	46,365	0.79	0.77	5.49	5.29		3,779,182	52,236
WEST		1,728,297	222,613	203,544	1.12	0.87	8.71	6.74		14,171,653	214,815
AVERAGE BY EXCHANGE											
NYSE		13,725,919	1,492,939	1,054,303	1.03	1.08	9.55	9.98		107,441,133	1,446,666
NASDAQ		1,998,373	262,231	229,699	0.69	0.63	5.30	4.84		22,207,732	242,747
OTC		220,853	24,744	24,596	0.56	0.51	5.06	4.58		1,311,314	16,014
PINK SHEETS		367,152	35,076	32,340	1.53	(0.01)	22.62	(0.07)		3,950,977	16,333

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT SECOND STEP CONVERSIONS
PRICE CHANGES FROM IPO DATE

					Price Change from IPO Date			Current Data	
		IPO Date	Gross Proceeds ($ million)	IPO Price	1 Day % Change	1 Week % Change	1 Month % Change	Closing Price on 05/02/2013	05/02/2013 % Change From IPO Price
NVSL	Naugatuck Valley Financial Corporation	06/30/2011	33.4	$ 8.00	-1.3%	-2.5%	1.9%	$ 7.15	-10.6%
CHEV	Cheviot Financial Corp.	01/18/2012	37.4	$ 8.00	3.1%	2.6%	3.5%	$ 11.40	42.5%
GTWN	Georgetown Bancorp, Inc.	07/12/2012	11.0	$ 10.00	9.7%	16.6%	11.2%	$ 13.75	37.5%
SFBC	Sound Financial Bancorp, Inc.	08/23/2012	14.2	$ 10.00	2.3%	4.0%	1.0%	$ 12.65	26.5%
LPSB	LaPorte Bancorp, Inc.	10/05/2012	27.1	$ 8.00	10.0%	8.1%	8.1%	$ 9.80	22.5%
MLVF	Malvern Bancorp, Inc.	10/12/2012	36.4	$ 10.00	10.0%	7.3%	7.0%	$ 11.63	16.3%
PBCP	Polonia Bancorp, Inc.	11/13/2012	16.2	$ 8.00	-1.3%	0.6%	0.0%	$ 8.97	12.1%
UCBA	United Community Bancorp	01/10/2013	24.5	$ 8.00	20.6%	21.8%	25.3%	$ 10.00	25.0%
NFBK	Northfield Bancorp, Inc.	01/25/2013	355.6	$ 10.00	14.5%	12.9%	12.8%	$ 11.58	15.8%
CHFN	Charter Financial Corp.	04/19/2013	142.9	$ 10.00	2.2%	1.5%	1.1%	$ 10.08	0.8%
		AVERAGE			**7.0%**	**7.3%**	**7.2%**	**$ 10.70**	**18.8%**
		MEDIAN			**6.4%**	**5.7%**	**5.3%**	**$ 10.74**	**19.4%**
		HIGH			**20.6%**	**21.8%**	**25.3%**	**$ 13.75**	**42.5%**
		LOW			**-1.3%**	**-2.5%**	**0%**	**$ 7.15**	**-10.6%**

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF A.J. SMITH FEDERAL SAVINGS BANK

NONE
(that were potential comparable group candidates)

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
PRICES AS OF MAY 2, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
CULL	Cullman Bancorp, Inc. (MHC)	AL	OTC BB	14.01	(0.80)	0.76	84.41	0.39	16.44	16.44	92.40	92.40	14.74
PSBH	PSB Holdings, Inc. (MHC)	CT	NASDAQ	5.62	0.30	0.14	68.11	0.00	34.20	18.88	62.84	73.20	7.04
WCFB	Webster City Federal Bancorp (MHC)	IA	Pink Sheet	6.70	0.10	0.26	29.79	0.18	23.33	47.69	159.93	159.93	20.47
MFDB	Mutual Federal Bancorp, Inc (MHC)	IL	OTC BB	0.73	(0.44)	(0.05)	22.18	0.00	(14.24)	(14.24)	20.01	20.01	3.42
SUGR	Sugar Creek Financial Corp (MHC)	IL	OTC BB	5.50	0.90	0.31	101.02	0.00	17.79	17.79	51.73	51.73	5.44
BFFI	Ben Franklin Financial, Inc. (MHC)	IL	OTC BB	1.82	0.64	(1.07)	51.67	0.00	(1.55)	(1.55)	38.77	38.77	3.21
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	IL	OTC BB	7.00	3.16	0.33	84.54	0.00	20.91	21.86	69.43	69.94	8.16
AJSB	AJS Bancorp, Inc. (MHC)	IL	OTC BB	10.00	0.45	(0.01)	109.59	0.00	N/A	N/A	88.37	88.41	9.12
MSVB	Mid-Southern Savings Bank, FSB (MHC)	IN	OTC BB	15.50	2.50	1.19	148.65	0.43	12.16	12.16	94.65	94.65	9.75
KFFB	Kentucky First Federal Bancorp (MHC)	KY	NASDAQ	8.00	(1.73)	0.27	41.12	0.19	27.12	27.12	97.08	124.54	18.11
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	MA	NASDAQ	17.88	4.33	0.57	102.94	0.00	29.44	41.54	158.77	169.35	16.29
BVFL	BV Financial, Inc. (MHC)	MD	OTC BB	5.37	2.94	0.40	59.87	0.00	13.84	13.84	82.42	82.42	9.18
SFBI	SFSB, Inc. (MHC)	MD	Pink Sheet	1.05	(2.17)	(2.60)	60.92	0.00	(0.32)	(0.32)	26.07	26.07	1.36
ABBB	Auburn Bancorp, Inc. (MHC)	ME	OTC BB	5.55	0.15	0.68	148.76	0.00	7.68	9.81	42.16	43.06	3.52
WAKE	Wake Forest Bancshares, Inc. (MHC)	NC	Pink Sheet	11.00	1.60	0.53	98.31	0.20	15.64	15.66	44.88	44.88	8.44
LSFG	LifeStore Financial Group (MHC)	NC	Pink Sheet	8.34	3.85	0.60	253.07	0.00	10.99	10.99	26.98	28.26	2.58
EQFC	Equitable Financial Corp (MHC)	NE	Pink Sheet	3.75	0.65	0.14	55.92	0.00	18.28	18.28	45.75	46.93	4.47
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	5.20	2.30	0.08	44.54	0.00	53.62	53.62	61.60	61.60	10.10
DLNO	Delanco Bancorp, Inc. (MHC)	NJ	Pink Sheet	3.65	(1.15)	(0.23)	79.43	0.00	(16.83)	(16.83)	54.68	54.68	4.84
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTC BB	5.82	1.44	N/A	105.20	N/A	N/A	12.94	57.79	57.79	4.75
MSBF	MSB Financial Corp.	NJ	NASDAQ	7.07	2.31	(0.30)	68.45	0.02	(22.33)	(22.33)	86.16	86.16	9.78
MGYR	Magyar Bancorp, Inc. (MHC)	NJ	NASDAQ	5.03	1.74	0.13	88.61	0.00	32.08	41.53	53.97	54.30	4.73
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NJ	NASDAQ	11.92	1.99	0.27	39.03	0.26	41.98	44.66	158.78	158.78	28.87
NFBK	Northfield Bancorp, Inc. (MHC)	NJ	NASDAQ	11.58	1.09	0.30	67.81	0.04	50.83	58.54	152.49	158.67	22.48
KRNY	Kearny Financial Corp. (MHC)	NJ	NASDAQ	9.57	0.25	0.09	43.40	0.03	N/A	N/A	132.36	169.87	22.46
ISBC	Investors Bancorp, Inc. (MHC)	NJ	NASDAQ	19.54	4.30	0.83	113.68	0.05	21.42	19.93	186.52	205.65	15.64
ALMG	Alamogordo Financial Corporation (MHC)	NM	OTC BB	15.10	(3.70)	(1.39)	140.27	0.00	(9.00)	(9.02)	67.82	67.82	8.94
GOVB	Gouverneur Bancorp, Inc. (MHC)	NY	Pink Sheet	10.15	1.65	0.89	65.55	0.34	10.10	10.77	77.63	77.63	13.72
HTWC	Hometown Bancorp, Inc. (MHC)	NY	Pink Sheet	5.05	0.50	(0.35)	66.54	0.00	(14.92)	(14.92)	70.80	73.99	7.88
FSBC	FSB Community Bankshares, Inc. (MHC)	NY	OTC BB	8.00	0.26	N/A	121.00	0.00	N/A	N/A	60.12	60.12	5.78
SCAY	Seneca-Cayuga Bancorp, Inc (MHC)	NY	Pink Sheet	8.60	1.83	0.78	116.82	0.00	8.64	8.64	61.02	61.92	5.76

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
PRICES AS OF MAY 2, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
NECB	Northeast Community Bancorp, Inc.	NY	NASDAQ	5.88	(0.34)	(0.20)	35.13	0.05	(26.35)	(28.97)	64.16	65.10	15.00
LSBK	Lake Shore Bancorp, Inc. (MHC)	NY	NASDAQ	11.50	0.74	0.64	81.50	0.16	16.08	15.97	90.92	90.92	12.62
GCBC	Greene County Bancorp, Inc. (MHC)	NY	NASDAQ	20.04	3.99	1.50	149.21	0.51	14.00	14.17	160.90	160.90	14.07
GVFF	Greenville Federal Financial Corp (MHC)	OH	OTC BB	6.00	1.70	0.47	70.77	0.00	13.42	15.42	85.32	85.43	8.83
TFSL	TFS Financial Corporation (MHC)	OH	NASDAQ	10.91	0.66	0.04	36.82	0.00	N/A	N/A	163.34	164.95	26.12
WMPN	William Penn Bancorp, Inc. (MHC)	PA	OTC BB	16.25	4.00	0.77	85.73	0.00	22.10	22.21	108.14	108.14	19.82
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	PA	NASDAQ	8.66	1.89	0.26	49.00	0.00	27.19	57.87	117.97	117.97	14.42
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	PA	NASDAQ	8.71	1.14	0.18	63.13	0.00	52.78	51.94	118.84	150.44	15.04
FSGB	First Federal of South Carolina, Federal Saving:	SC	Pink Sheet	0.60	0.00	(1.68)	103.57	0.00	(0.36)	(0.36)	10.61	10.95	0.57
OFED	Oconee Federal Financial Corp. (MHC)	SC	NASDAQ	15.41	2.53	0.70	61.61	0.43	20.72	21.15	108.06	108.06	23.58
GFCJ	Guaranty Financial Corp. (MHC)	WI	Pink Sheet	2.85	(2.28)	(15.03)	607.60	0.00	(0.04)	(0.04)	(2.66)	(2.16)	0.09

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
PRICES AS OF MAY 2, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

			PER SHARE					PRICING RATIOS				
	State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ALL MHCs												
AVERAGE			8.59	1.08	(0.22)	95.84	0.08	14.24	16.13	83.56	87.24	10.98
HIGH			20.04	4.33	1.50	607.60	0.51	53.62	58.54	186.52	205.65	28.87
			0.60	(3.7)	(15.03)	22.18	0.00	(26.35)	(28.97)	(2.66)	(2.16)	0.09
AVERAGE FOR STATE												
IL			5.01	0.94	(0.10)	73.80	0.00	5.73	5.96	53.66	53.77	5.87
AVERAGE BY REGION												
MIDWEST			6.70	0.81	(1.54)	136.98	0.05	6.92	7.34	67.66	67.97	8.24
NORTH CENTRAL			5.23	0.38	0.20	42.86	0.09	20.81	32.99	102.84	103.43	12.47
NORTHEAST			9.60	1.58	0.35	81.98	0.07	17.99	20.00	97.21	102.74	12.48
SOUTHEAST			7.97	0.78	(0.13)	95.36	0.15	13.01	13.07	61.06	64.70	9.82
SOUTHWEST			15.10	(3.70)	(1.39)	140.27	0.00	(9.00)	(9.02)	67.82	67.82	8.94
AVERAGE BY EXCHANGE												
NASDAQ			11.08	1.57	0.34	69.35	0.11	22.80	25.86	119.57	128.68	16.64
OTC-BB			8.12	1.03	0.19	91.88	0.06	12.76	13.18	68.05	68.15	8.32
PINK SHEETS			5.61	0.42	(1.52)	139.78	0.07	4.96	7.23	52.34	53.01	6.38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED MUTUAL HOLDING COMPANIES
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CULL	Cullman Bancorp, Inc. (MHC)	AL	216,465	34,552	34,552	0.89	0.85	5.67	5.40	OTC BB	2,564,458	31,928
PSBH	PSB Holdings, Inc. (MHC)	CT	445,578	49,960	42,892	0.20	0.36	1.93	3.50	NASDAQ	6,541,561	31,399
WCFB	Webster City Federal Bancorp (MHC)	IA	91,506	11,714	11,714	0.88	0.43	6.76	3.32	Pink Sheet	3,071,330	18,735
AJSB	AJS Bancorp, Inc. (MHC)	IL	221,340	22,852	22,852	(0.01)	(0.11)	(0.12)	(1.08)	OTC BB	2,019,647	20,196
BFFI	Ben Franklin Financial, Inc. (MHC)	IL	100,756	8,349	8,349	(2.04)	(1.71)	(25.68)	(21.57)	OTC BB	1,949,956	3,237
MFDB	Mutual Federal Bancorp, Inc (MHC)	IL	73,949	12,659	12,659	(0.23)	(0.17)	(1.41)	(1.04)	OTC BB	3,334,273	2,534
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	IL	179,046	21,046	21,046	0.37	0.36	3.26	3.21	OTC BB	2,117,979	14,614
SUGR	Sugar Creek Financial Corp (MHC)	IL	90,821	9,558	9,558	0.30	0.40	2.98	3.96	OTC BB	899,009	4,945
MSVB	Mid-Southern Savings Bank, FSB (MHC	IN	218,228	22,490	22,490	0.79	0.80	7.97	8.14	OTC BB	1,468,100	21,287
KFFB	Kentucky First Federal Bancorp (MHC)	KY	352,531	65,788	51,281	1.04	1.04	3.97	3.97	NASDAQ	8,573,178	63,870
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	MA	2,278,771	233,943	220,256	0.44	0.20	4.84	2.22	NASDAQ	22,135,855	371,440
BVFL	BV Financial, Inc. (MHC)	MD	143,923	16,041	16,041	0.64	0.46	6.45	4.61	OTC BB	2,403,886	13,221
SFBI	SFSB, Inc. (MHC)	MD	162,568	8,494	8,494	(3.90)	(3.92)	(54.07)	(54.30)	Pink Sheet	2,668,453	2,215
ABBB	Auburn Bancorp, Inc. (MHC)	ME	74,869	6,266	6,266	0.46	(0.16)	5.62	(1.91)	OTC BB	503,284	2,642
LSFG	LifeStore Financial Group (MHC)	NC	265,926	25,509	25,509	0.22	(0.04)	2.48	(0.45)	Pink Sheet	1,050,800	6,883
WAKE	Wake Forest Bancshares, Inc. (MHC)	NC	113,498	21,349	21,349	0.55	0.55	2.96	3.27	Pink Sheet	1,154,535	9,583
EQFC	Equitable Financial Corp (MHC)	NE	177,463	17,339	17,339	0.26	0.06	2.53	0.55	Pink Sheet	3,173,523	7,934
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NJ	1,020,209	185,518	185,518	0.65	0.61	3.78	3.56	NASDAQ	26,137,415	294,569
DLNO	Delanco Bancorp, Inc. (MHC)	NJ	129,842	11,509	11,509	(0.28)	(0.28)	(3.16)	(3.16)	Pink Sheet	1,634,725	6,294
ISBC	Investors Bancorp, Inc. (MHC)	NJ	12,722,574	1,066,817	979,621	0.81	0.88	8.91	9.69	NASDAQ	111,915,882	1,989,864
KRNY	Kearny Financial Corp. (MHC)	NJ	2,897,607	491,787	383,196	0.19	0.16	1.11	0.95	NASDAQ	66,764,740	650,956
LPBC	Lincoln Park Bancorp (MHC)	NJ	189,700	15,600	15,600	0.35	0.35	4.26	4.33	OTC BB	1,803,245	9,016
MSBF	MSB Financial Corp.	NJ	343,637	39,034	39,034	(0.43)	(0.43)	(3.70)	(3.70)	NASDAQ	5,020,137	33,635
MGYR	Magyar Bancorp, Inc. (MHC)	NJ	514,604	45,171	45,171	0.15	0.11	1.70	1.31	NASDAQ	5,807,344	24,383
NFBK	Northfield Bancorp, Inc. (MHC)	NJ	2,813,201	414,873	398,714	0.67	0.60	4.11	3.69	NASDAQ	41,486,819	632,674
WAWL	Wawel Savings Bank (MHC)	NJ	95,515	15,667	15,667	0.19	0.17	1.15	1.04	OTC BB	2,144,701	9,651
ALMG	Alamogordo Financial Corporation (MHC	NM	184,356	24,318	24,318	(0.99)	(1.82)	(7.44)	(13.69)	OTC BB	1,314,279	16,494
FSBC	FSB Community Bankshares, Inc. (MHC	NY	215,981	20,781	20,781	0.03	0.03	0.27	0.27	OTC BB	1,785,000	12,495
GOVB	Gouverneur Bancorp, Inc. (MHC)	NY	146,450	25,900	25,900	1.32	1.32	7.76	7.76	Pink Sheet	2,234,148	20,107
GCBC	Greene County Bancorp, Inc. (MHC)	NY	624,548	54,627	54,627	1.08	1.09	12.10	12.12	NASDAQ	4,185,671	87,899
HTWC	Hometown Bancorp, Inc. (MHC)	NY	154,845	17,254	16,582	(0.51)	(0.76)	(5.01)	(7.49)	Pink Sheet	2,326,939	12,216
LSBK	Lake Shore Bancorp, Inc. (MHC)	NY	482,387	66,985	66,985	0.74	0.74	5.62	5.66	NASDAQ	5,919,132	60,908
NECB	Northeast Community Bancorp, Inc.	NY	444,224	103,849	102,360	(0.53)	(0.48)	(2.34)	(2.13)	NASDAQ	12,644,752	66,638
SCAY	Seneca-Cayuga Bancorp, Inc (MHC)	NY	265,187	25,071	24,737	0.69	0.57	7.40	6.13	Pink Sheet	2,270,100	15,300
GVFF	Greenville Federal Financial Corp (MHC	OH	147,552	15,272	15,272	0.70	0.60	6.54	5.63	OTC BB	2,084,909	13,031

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED MUTUAL HOLDING COMPANIES
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
TFSL	TFS Financial Corporation (MHC)	OH	11,379,628	1,820,044	1,820,044	0.13	0.13	0.79	0.79	NASDAQ	309,035,125	2,972,918
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	PA	5,006,404	633,873	502,021	0.30	0.30	2.25	2.29	NASDAQ	79,297,478	753,326
PBIP	Prudential Bancorp, Inc. of Pennsylvania	PA	491,171	60,068	60,068	0.49	0.23	4.20	1.97	NASDAQ	10,023,495	70,866
WMPN	William Penn Bancorp, Inc. (MHC)	PA	312,142	57,237	57,237	0.88	0.88	4.99	4.99	OTC BB	3,641,018	61,897
FSGB	First Federal of South Carolina, Federal	SC	104,895	5,725	5,714	(1.53)	(1.73)	(24.62)	(27.95)	Pink Sheet	1,012,755	608
OFED	Oconee Federal Financial Corp. (MHC)	SC	374,921	81,830	81,830	1.13	1.11	5.19	5.08	NASDAQ	6,085,796	88,427
GFCJ	Guaranty Financial Corp. (MHC)	WI	1,134,656	10,147	10,147	(2.40)	N/A	N/A	N/A	Pink Sheet	1,867,431	1,064
ALL MHCs												
	AVERAGE		1,128,654	140,402	131,317	0.34	0.33	2.60	2.58		18,430,306	203,140
AVERAGE FOR STATE												
	IL		133,182	14,893	14,893	-0.32	-0.25	-4.19	-3.30		2,064,173	9,105
AVERAGE BY REGION												
	MIDWEST		1,505,108	215,824	215,824	(0.09)	(0.11)	(0.64)	(0.71)		36,086,270	339,314
	NORTH CENTRAL		134,485	14,527	14,527	0.48	0.32	4.26	2.85		3,122,427	13,335
	NORTHEAST		1,439,520	165,536	148,852	0.55	0.55	0.55	0.55		18,919,247	237,190
	SOUTHEAST		216,841	32,411	30,596	0.13	0.12	0.83	0.80		3,189,233	27,092
	SOUTHWEST		184,356	184,356	24,318	(0.99)	(0.99)	(7.44)	(7.42)		1,314,279	16,494
AVERAGE BY EXCHANGE												
	NASDAQ		2,637,000	338,385	314,601	0.44	0.45	3.33	3.35		45,098,399	512,111
	OTC		164,310	20,179	20,179	0.27	0.25	2.20	2.07		2,002,250	15,813
	PINK SHEETS		249,712	16,365	16,272	(1.22)	(1.28)	(14.37)	(15.10)		2,042,249	9,176

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:

Regions: Midwest, Northcentral, Northeast
Asset size: < $1.5 Billion
No Pink Sheet or OTC BB

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	AJS BANCORP, INC.	**IL**	**218,467**	**10.13**	**28.27**	**49.06**	**54.63**	**82.90**	**9.15**	**10.50**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 1,500,000	< 40.00	< 30.00	< 60.00	40.00 - 90.00	65.00 - 95.00	< 30.00	6.00 - 18.00
GTWN	Georgetown Bancorp, Inc.	MA	211,602	9.18	4.62	51.14	86.58	91.20	11.15	14.44
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	213,834	27.65	13.85	35.05	65.00	78.85	13.81	11.43
CFBK	Central Federal Corporation	OH	215,035	22.07	5.25	15.96	71.46	76.71	7.05	10.99
WVFC	WVS Financial Corp.	PA	254,804	85.47	31.99	6.54	13.13	45.12	32.27	12.39
MFLR	Mayflower Bancorp, Inc.	MA	255,094	38.73	18.32	35.60	55.71	74.03	0.39	8.86
MCBK	Madison County Financial, Inc.	NE	267,257	17.03	0.00	13.70	77.57	77.57	2.36	23.22
PBCP	Polonia Bancorp, Inc.	PA	267,464	38.29	24.18	52.10	55.84	80.02	9.53	15.40
WBKC	Wolverine Bancorp, Inc.	MI	285,281	7.43	0.00	34.74	89.91	89.91	21.71	21.89
FFCO	FedFirst Financial Corporation	PA	318,760	16.39	9.89	52.94	78.28	88.17	15.27	16.72
JXSB	Jacksonville Bancorp, Inc.	IL	321,446	39.47	16.16	17.25	54.28	70.44	3.96	14.88
LSBI	LSB Financial Corp.	IN	364,610	17.65	1.97	34.23	77.24	79.21	4.11	10.68
WAYN	Wayne Savings Bancshares, Inc.	OH	402,117	32.91	21.98	39.16	61.64	83.62	7.04	9.89
STND	Standard Financial Corp.	PA	435,030	26.16	8.32	49.37	66.93	75.25	6.62	18.29
FCAP	First Capital, Inc.	IN	459,132	32.46	9.99	30.34	61.86	71.85	4.18	11.53
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	460,915	33.74	1.63	26.14	60.50	62.14	0.71	17.36
RIVR	River Valley Bancorp	IN	472,855	29.08	14.96	28.46	64.69	79.65	10.51	7.53
LPSB	Laporte Bancorp, Inc.	IN	492,755	29.11	11.83	12.19	63.90	75.73	10.99	17.06
IROQ	IF Bancorp, Inc.	IL	520,704	42.17	13.72	30.15	54.70	68.41	14.50	16.49
NVSL	Naugatuck Valley Financial Corporation	CT	526,397	14.85	7.57	45.91	79.86	87.43	9.09	12.71

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:

- Regions: Midwest, Northcentral, Northeast
- Asset size: < $1.5 Billion
- No Pink Sheet or OTC BB

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	AJS BANCORP, INC.	**IL**	**218,467**	**10.13**	**28.27**	**49.06**	**54.63**	**82.90**	**9.15**	**10.50**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 1,500,000	< 40.00	< 30.00	< 60.00	40.00 - 90.00	65.00 - 95.00	< 30.00	6.00 - 18.00
CZWI	Citizens Community Bancorp, Inc.	WI	534,533	19.65	8.54	50.71	77.69	86.23	9.25	10.34
ESBK	Elmira Savings Bank, FSB	NY	536,936	22.70	9.65	44.24	70.31	79.96	10.06	12.46
PEOP	Peoples Federal Bancshares, Inc.	MA	577,439	16.26	4.76	51.60	78.37	83.12	5.71	18.85
CBNK	Chicopee Bancorp, Inc.	MA	599,982	17.38	0.20	29.25	77.54	77.73	7.18	15.00
FCLF	First Clover Leaf Financial Corp.	IL	600,769	27.35	5.29	22.92	66.03	71.32	10.06	13.03
COBK	Colonial Financial Services, Inc.	NJ	623,596	46.57	14.00	28.25	47.66	61.65	0.00	10.91
CHEV	Cheviot Financial Corp.	OH	631,982	37.87	1.52	40.21	53.86	55.39	3.85	17.07
CARV	Carver Bancorp, Inc.	NY	640,638	39.20	6.91	10.48	57.59	64.50	11.46	8.68
HBNK	Hampden Bancorp, Inc.	MA	647,634	28.63	22.18	29.02	66.43	88.61	14.71	13.36
FSFG	First Savings Financial Group, Inc.	IN	652,634	32.60	12.41	32.25	60.25	72.66	11.13	12.79
HMNF	HMN Financial, Inc.	MN	653,327	26.57	1.60	23.66	69.89	71.49	10.71	9.31
ONFC	Oneida Financial Corp.	NY	681,391	41.80	13.34	21.73	45.75	59.09	0.88	13.65
MLVF	Malvern Bancorp, Inc.	PA	688,030	29.76	5.83	46.64	64.86	70.69	6.98	14.25
THRD	TF Financial Corporation	PA	711,836	19.78	6.27	54.51	74.09	80.36	8.52	11.65
BLMT	BSB Bancorp, Inc.	MA	838,082	17.55	5.85	37.47	79.41	85.26	10.46	15.91
SIFI	SI Financial Group, Inc.	CT	953,250	23.32	8.26	29.84	72.41	80.67	11.15	13.19
CBNJ	Cape Bancorp, Inc.	NJ	1,040,798	20.19	8.37	31.31	69.48	77.85	9.41	14.49
OSHC	Ocean Shore Holding Co.	NJ	1,045,488	27.41	5.46	56.57	67.33	72.79	12.00	10.02
FXCB	Fox Chase Bancorp, Inc.	PA	1,088,341	32.86	28.67	23.44	62.84	91.50	19.34	16.67

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:
- Regions: Midwest, Northcentral, Northeast
- Asset size: < $1.5 Billion
- No Pink Sheet or OTC BB

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	AJS BANCORP, INC.	**IL**	**218,467**	**10.13**	**28.27**	**49.06**	**54.63**	**82.90**	**9.15**	**10.50**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 1,500,000	< 40.00	< 30.00	< 60.00	40.00 - 90.00	65.00 - 95.00	< 30.00	6.00 - 18.00
CITZ	CFS Bancorp, Inc.	IN	1,138,109	31.60	10.18	21.17	59.89	70.07	4.44	9.83
HIFS	Hingham Institution for Savings	MA	1,205,884	18.08	0.01	43.29	78.75	78.77	19.52	7.70
HFFC	HF Financial Corp.	SD	1,220,423	38.25	26.38	13.43	56.12	82.51	13.05	8.12
NASB	NASB Financial, Inc.	MO	1,252,524	24.79	1.93	40.28	68.62	70.55	14.03	14.36
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,270,477	20.57	10.85	43.20	71.96	82.81	14.01	10.19
WFD	Westfield Financial, Inc.	MA	1,301,462	49.75	35.25	17.48	45.11	80.36	26.80	14.54
PULB	Pulaski Financial Corp.	MO	1,382,295	7.72	0.42	41.92	85.78	86.20	7.49	8.70
ESSA	ESSA Bancorp, Inc.	PA	1,405,642	26.48	16.15	54.47	67.04	83.19	17.36	12.62
MFSF	MutualFirst Financial, Inc.	IN	1,422,458	23.08	17.20	41.56	68.52	85.72	6.07	9.81
BFIN	BankFinancial Corporation	IL	1,481,192	24.44	2.94	16.19	69.72	72.65	0.38	11.67

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 39

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest, Northcentral, Northeast
- Asset size: < $1.5 Billion
- No Pink Sheet or OTC BB

				OPERATING PERFORMANCE						ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)		NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	AJS BANCORP, INC.	**IL**	**218,467**	**0.04**	**0.35**	**2.39**	**2.52**	**0.46**		**3.01**	**1.42**	**0.70**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 1,500,000	< 1.00	< 12.00	2.00-4.00	2.00-4.00	< 1.50		< 6.00	< 2.00	> 0.25
GTWN	Georgetown Bancorp, Inc.	MA	211,602	0.47	4.18	3.79	3.76	0.99		2.59	0.10	0.84
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	213,834	(0.13)	(1.15)	5.66	4.02	1.00		4.70	1.12	0.82
CFBK	Central Federal Corporation	OH	215,035	(1.60)	(29.52)	2.10	3.43	0.36		5.38	0.71	2.44
WVFC	WVS Financial Corp.	PA	254,804	0.54	4.93	1.95	1.33	0.21		0.57	0.09	0.13
MFLR	Mayflower Bancorp, Inc.	MA	255,094	0.48	5.41	3.22	2.88	0.66		0.24	0.15	0.47
MCBK	Madison County Financial, Inc.	NE	267,257	1.53	10.83	4.39	2.44	0.85		0.08	0.00	1.85
PBCP	Polonia Bancorp, Inc.	PA	267,464	(0.11)	(1.07)	3.21	3.96	1.18		1.40	0.06	0.56
WBKC	Wolverine Bancorp, Inc.	MI	285,281	0.54	2.39	3.69	3.00	1.00		3.95	0.30	2.34
FFCO	FedFirst Financial Corporation	PA	318,760	0.67	3.79	3.27	2.95	1.03		1.21	0.05	0.91
JXSB	Jacksonville Bancorp, Inc.	IL	321,446	0.91	6.71	3.64	3.22	1.20		1.35	0.04	1.04
LSBI	LSB Financial Corp.	IN	364,610	0.73	7.12	3.83	3.01	1.31		1.84	0.07	1.62
WAYN	Wayne Savings Bancshares, Inc.	OH	402,117	0.43	4.27	3.29	2.86	0.48		2.17	0.08	0.83
STND	Standard Financial Corp.	PA	435,030	0.65	3.63	3.09	2.28	0.57		1.01	0.09	0.95
FCAP	First Capital, Inc.	IN	459,132	0.97	8.46	5.28	2.94	1.01		1.83	0.06	1.03
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	460,915	0.54	3.14	3.19	2.51	0.41		3.65	0.45	1.07
RIVR	River Valley Bancorp	IN	472,855	0.63	7.75	3.22	2.82	0.92		3.45	0.34	0.75
LPSB	Laporte Bancorp, Inc.	IN	492,755	0.87	7.13	3.64	2.53	0.60		1.88	0.18	0.87
IROQ	IF Bancorp, Inc.	IL	520,704	0.61	3.61	3.02	2.37	0.70		1.43	0.21	0.76
NVSL	Naugatuck Valley Financial Corporation	CT	526,397	(2.73)	(19.62)	3.63	3.80	0.91		5.18	0.14	2.75
CZWI	Citizens Community Bancorp, Inc.	WI	534,533	0.24	2.34	3.87	3.24	0.56		2.75	0.16	1.09

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest, Northcentral, Northeast
- Asset size: < $1.5 Billion
- No Pink Sheet or OTC BB

				OPERATING PERFORMANCE						ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	AJS BANCORP, INC.	**IL**	**218,467**	**0.04**	**0.35**	**2.39**	**2.52**	**0.46**	**3.01**	**1.42**	**0.70**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 1,500,000	< 1.00	< 12.00	2.00-4.00	2.00-4.00	< 1.50	< 6.00	< 2.00	> 0.25
ESBK	Elmira Savings Bank, FSB	NY	536,936	0.67	5.43	3.89	2.46	1.13	0.84	0.02	0.70
PEOP	Peoples Federal Bancshares, Inc.	MA	577,439	0.27	1.34	3.30	2.56	0.34	0.77	0.00	0.69
CBNK	Chicopee Bancorp, Inc.	MA	599,982	0.42	2.76	3.38	3.07	0.51	0.92	0.10	0.73
FCLF	First Clover Leaf Financial Corp.	IL	600,769	0.71	5.04	3.37	2.26	0.51	4.51	1.08	0.99
COBK	Colonial Financial Services, Inc.	NJ	623,596	(0.31)	(2.71)	2.81	2.32	0.26	5.65	0.86	0.66
CHEV	Cheviot Financial Corp.	OH	631,982	0.53	3.47	2.81	2.32	0.69	3.27	0.63	0.34
CARV	Carver Bancorp, Inc.	NY	640,638	(1.13)	(12.56)	3.01	4.56	1.10	6.82	0.47	2.26
HBNK	Hampden Bancorp, Inc.	MA	647,634	0.56	3.75	3.44	2.89	0.62	2.38	0.24	0.79
FSFG	First Savings Financial Group, Inc.	IN	652,634	0.74	5.30	4.21	3.17	0.65	2.21	0.24	0.79
HMNF	HMN Financial, Inc.	MN	653,327	0.70	8.30	3.46	3.48	1.19	10.31	1.62	3.31
ONFC	Oneida Financial Corp.	NY	681,391	0.96	7.23	3.37	5.51	4.04	0.20	0.00	0.41
MLVF	Malvern Bancorp, Inc.	PA	688,030	0.18	1.75	2.68	2.60	0.37	3.16	0.55	1.10
THRD	TF Financial Corporation	PA	711,836	0.77	6.75	3.80	2.74	0.58	2.33	1.02	0.97
BLMT	BSB Bancorp, Inc.	MA	838,082	0.20	1.16	3.22	3.09	0.67	1.28	0.08	0.77
SIFI	SI Financial Group, Inc.	CT	953,250	0.18	1.33	2.89	3.21	1.01	1.34	0.14	0.67
CBNJ	Cape Bancorp, Inc.	NJ	1,040,798	0.31	2.20	3.74	3.00	0.55	2.89	0.69	0.95
OSHC	Ocean Shore Holding Co.	NJ	1,045,488	0.49	4.72	3.43	2.14	0.39	0.80	0.09	0.38
FXCB	Fox Chase Bancorp, Inc.	PA	1,088,341	0.48	2.59	3.23	2.35	0.29	3.04	0.78	1.03
CITZ	CFS Bancorp, Inc.	IN	1,138,109	0.35	3.77	3.42	3.13	0.89	5.97	2.05	1.07
HIFS	Hingham Institution for Savings	MA	1,205,884	1.18	15.49	3.49	1.46	0.15	0.54	0.04	0.66

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest, Northcentral, Northeast
- Asset size: < $1.5 Billion
- No Pink Sheet or OTC BB

				OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	AJS BANCORP, INC.	IL	**218,467**	**0.04**	**0.35**	**2.39**	**2.52**	**0.46**	**3.01**	**1.42**	**0.70**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 1,500,000	< 1.00	< 12.00	2.00- 4.00	2.00- 4.00	< 1.50	< 6.00	< 2.00	> 0.25
HFFC	HF Financial Corp.	SD	1,220,423	0.35	4.25	2.76	2.96	0.86	1.51	0.07	0.88
NASB	NASB Financial, Inc.	MO	1,252,524	1.76	13.33	4.08	5.44	4.85	8.93	1.22	2.22
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,270,477	0.47	4.65	2.88	2.55	0.97	1.35	0.01	0.78
WFD	Westfield Financial, Inc.	MA	1,301,462	0.34	2.03	2.49	2.11	0.24	1.54	0.07	0.60
PULB	Pulaski Financial Corp.	MO	1,382,295	0.64	6.78	3.83	2.75	1.30	5.34	0.70	1.30
ESSA	ESSA Bancorp, Inc.	PA	1,405,642	0.17	1.18	3.82	2.80	0.59	2.58	0.18	0.54
MFSF	MutualFirst Financial, Inc.	IN	1,422,458	0.27	2.91	6.25	2.78	0.88	2.83	0.54	1.13
BFIN	BankFinancial Corporation	IL	1,481,192	(1.75)	(12.70)	3.88	3.80	0.45	3.46	0.70	1.22

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 40

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS
Most Recent Quarter

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	AJS BANCORP, INC.	**IL**	**218,467**	**10.13**	**28.27**	**49.06**	**54.63**	**82.90**	**9.15**	**10.50**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 1,500,000	< 40.00	< 30.00	< 60.00	40.00 - 90.00	65.00 - 95.00	< 30.00	6.00 - 18.00
FFCO	FedFirst Financial Corporation	PA	318,760	6.50	9.89	53.61	78.28	88.17	15.27	16.72
JXSB	Jacksonville Bancorp, Inc.	IL	321,446	23.30	16.16	16.56	54.28	70.44	3.96	14.88
LSBI	LSB Financial Corp.	IN	364,610	15.67	1.97	32.68	77.24	79.21	4.11	10.68
WAYN	Wayne Savings Bancshares, Inc.	OH	402,117	10.93	21.98	40.19	61.64	83.62	7.04	9.89
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	460,915	32.10	1.63	27.48	60.50	62.14	0.71	17.36
RIVR	River Valley Bancorp	IN	472,855	21.46	7.62	57.75	64.69	72.31	10.51	7.53
IROQ	IF Bancorp, Inc.	IL	520,704	28.45	13.72	29.56	54.70	68.41	14.50	16.49
THRD	TF Financial Corporation	PA	711,836	13.51	6.27	54.53	74.09	80.36	8.52	11.65
FXCB	Fox Chase Bancorp, Inc.	PA	1,088,341	4.20	28.67	21.96	62.84	91.50	19.34	16.67
PULB	Pulaski Financial Corp.	MO	1,382,295	7.30	0.42	42.42	85.78	86.20	7.49	8.70
		AVERAGE	604,388	16.34	10.83	37.67	67.40	78.24	9.15	13.06
		MEDIAN	466,885	14.59	8.75	36.44	63.77	79.79	8.01	13.27
		HIGH	1,382,295	32.10	28.67	57.75	85.78	91.50	19.34	17.36
		LOW	318,760	4.20	0.42	16.56	54.28	62.14	0.71	7.53

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 41

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

				OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (2) (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	AJS BANCORP, INC.	**IL**	**218,467**	**0.04**	**0.35**	**2.39**	**2.52**	**0.46**	**3.01**	**1.42**	**0.70**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 1,500,000	< 1.00	< 12.00	2.00-4.00	2.00-4.00	< 1.50	< 6.00	< 2.00	> 0.25
FFCO	FedFirst Financial Corporation	PA	318,760	0.67	3.79	3.27	2.95	1.03	1.21	0.05	0.91
JXSB	Jacksonville Bancorp, Inc.	IL	321,446	0.91	6.71	3.64	3.22	1.20	1.35	0.04	1.04
LSBI	LSB Financial Corp.	IN	364,610	0.73	7.12	3.83	3.01	1.31	1.84	0.07	1.62
WAYN	Wayne Savings Bancshares, Inc.	OH	402,117	0.43	4.27	3.29	2.86	0.48	2.17	0.08	0.83
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	460,915	0.54	3.14	3.19	2.51	0.41	3.65	0.45	1.07
RIVR	River Valley Bancorp	IN	472,855	0.63	7.75	3.22	2.82	0.92	3.45	0.34	0.75
IROQ	IF Bancorp, Inc.	IL	520,704	0.61	3.61	3.02	2.37	0.70	1.43	0.21	0.76
THRD	TF Financial Corporation	PA	711,836	0.77	6.75	3.80	2.74	0.58	2.33	1.02	0.97
FXCB	Fox Chase Bancorp, Inc.	PA	1,088,341	0.48	2.59	3.23	2.35	0.29	3.04	0.78	1.03
PULB	Pulaski Financial Corp.	MO	1,382,295	0.64	6.78	3.83	2.75	1.30	5.34	0.70	1.30
		AVERAGE	604,388	0.64	5.25	3.43	2.76	0.82	2.58	0.37	1.03
		MEDIAN	466,885	0.64	5.49	3.28	2.79	0.81	2.25	0.28	1.00
		HIGH	1,382,295	0.91	7.75	3.83	3.22	1.31	5.34	1.02	1.62
		LOW	318,760	0.43	2.59	3.02	2.35	0.29	1.21	0.04	0.75

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Most Recent Quarter					
						Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT											
	AJS BANCORP, INC.	**Midlothian**	**IL**	**3**	**OTC BB**	**218,467**	**207,550**	**119,347**	**8**	**171,634**	**22,933**
COMPARABLE GROUP											
ALLB	Alliance Bancorp, Inc. of Pennsylvania	Broomall	PA	9	NASDAQ	460,915	438,303	278,876	0	371,037	80,002
FFCO	FedFirst Financial Corporation	Monessen	PA	8	NASDAQ	318,760	302,615	249,530	1,181	214,057	53,294
FXCB	Fox Chase Bancorp, Inc.	Hatboro	PA	11	NASDAQ	1,088,341	1,052,536	683,865	170	687,409	181,465
IROQ	IF Bancorp, Inc.	Watseka	IL	4	NASDAQ	520,704	497,453	284,814	356	354,590	85,850
JXSB	Jacksonville Bancorp, Inc.	Jacksonville	IL	4	NASDAQ	321,446	301,971	174,465	3,391	258,521	47,828
LSBI	LSB Financial Corp.	Lafayette	IN	5	NASDAQ	364,610	326,227	281,620	983	308,637	38,955
PULB	Pulaski Financial Corp.	St Louis	MO	13	NASDAQ	1,382,295	1,293,804	1,185,684	4,029	1,143,377	120,242
RIVR	River Valley Bancorp	Madison	IN	12	NASDAQ	472,855	443,318	305,912	2,894	384,255	35,587
THRD	TF Financial Corporation	Newtown	PA	13	NASDAQ	711,836	670,468	527,426	5,280	560,315	82,945
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	13	NASDAQ	402,117	376,220	247,849	2,092	327,737	39,785
	Average			9.2		604,388	570,292	422,004	2,038	460,994	76,595
	Median			10.0		466,885	440,811	283,217	1,637	362,814	66,648
	High			13.0		1,382,295	1,293,804	1,185,684	5,280	1,143,377	181,465
	Low			4.0		318,760	301,971	174,465	0	214,057	35,587

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET

ASSET COMPOSITION - MOST RECENT QUARTER

		Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Repo-sessed Assets (%)	Goodwill & Intang. (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
			As a Percent of Total Assets									
SUBJECT												
	AJS BANCORP, INC.	**218,467**	**10.13**	**28.27**	**54.63**	**0.70**	**1.42**	**0.00**	**3.01**	**95.00**	**87.72**	**0.00**
COMPARABLE GROUP												
FFCO	FedFirst Financial Corporation	318,760	6.50	9.89	78.28	0.91	0.05	0.37	1.21	94.94	74.90	0.00
JXSB	Jacksonville Bancorp, Inc.	321,446	23.30	16.16	54.28	1.04	0.04	1.05	1.35	93.94	76.54	0.21
LSBI	LSB Financial Corp.	364,610	15.67	1.97	77.24	1.62	0.07	0.27	1.84	89.47	80.29	0.27
WAYN	Wayne Savings Bancshares, Inc.	402,117	10.93	21.98	61.64	0.83	0.08	0.52	2.17	93.56	68.48	0.06
ALLB	Alliance Bancorp, Inc. of Pennsylvania	460,915	32.10	1.63	60.50	1.07	0.45	0.00	3.65	95.09	77.68	0.00
RIVR	River Valley Bancorp	472,855	21.46	7.62	64.69	0.75	0.34	0.61	3.45	93.75	83.21	0.14
IROQ	IF Bancorp, Inc.	520,704	28.45	13.72	54.70	0.76	0.21	0.07	1.43	95.53	78.28	0.07
THRD	TF Financial Corporation	711,836	13.51	6.27	74.09	0.97	1.02	0.74	2.33	94.19	79.87	0.13
FXCB	Fox Chase Bancorp, Inc.	1,088,341	4.20	28.67	62.84	1.03	0.78	0.02	3.04	96.71	72.56	0.02
PULB	Pulaski Financial Corp.	1,382,295	7.30	0.42	85.78	1.30	0.70	0.29	5.34	93.60	76.96	0.00
	Average	604,388	16.34	10.83	67.40	1.03	0.37	0.39	2.58	94.08	76.88	0.09
	Median	466,885	14.59	8.75	63.77	1.00	0.28	0.33	2.25	94.07	77.32	0.06
	High	1,382,295	32.10	28.67	85.78	1.62	1.02	1.05	5.34	96.71	83.21	0.27
	Low	318,760	4.20	0.42	54.28	0.75	0.04	0.00	1.21	89.47	68.48	0.00
ALL THRIFTS (182)												
	Average	1,879,612	16.22	10.01	66.90	1.05	0.71	0.56	3.66	92.16	77.96	0.15
MIDWEST THRIFTS (53)												
	Average	801,872	17.73	8.08	66.60	1.20	0.61	0.37	3.44	91.88	80.11	0.26
ILLINOIS THRIFTS (12)												
	Average	360,554	24.38	4.32	64.47	1.09	0.74	0.29	3.06	92.50	80.82	0.09

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET COMPARISON

LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tier 1 Capital (%) (1)	Reg. Risk-Based Capital (%) (1)
SUBJECT													
	AJS BANCORP, INC.	**195,534**	**22,933**	**78.56**	**9.15**	**1.79**	**0.00**	**10.50**	**0.21**	**9.10**	**10.50**	**10.35**	**23.44**
COMPARABLE GROUP													
FFCO	FedFirst Financial Corporation	265,466	53,294	67.15	15.27	0.64	0.00	16.72	(0.12)	6.22	16.72	14.02	23.81
JXSB	Jacksonville Bancorp, Inc.	273,619	47,828	80.42	3.96	0.47	0.00	14.88	0.90	7.96	14.88	10.89	17.72
LSBI	LSB Financial Corp.	325,655	38,955	84.65	4.11	0.55	0.00	10.68	0.09	7.54	10.68	10.50	16.00
WAYN	Wayne Savings Bancshares, Inc.	362,332	39,785	81.50	7.04	1.30	0.00	9.89	0.33	4.37	9.89	8.70	16.00
ALLB	Alliance Bancorp, Inc. of Pennsylvani	380,913	80,002	80.50	0.71	1.44	0.00	17.36	(0.36)	7.00	17.36	12.76	24.69
RIVR	River Valley Bancorp	437,268	35,587	81.26	10.51	0.70	1.06	6.47	0.40	4.44	7.53	8.29	13.70
IROQ	IF Bancorp, Inc.	434,854	85,850	68.10	14.50	0.71	0.00	16.49	0.92	7.33	16.49	15.70	30.40
THRD	TF Financial Corporation	628,891	82,945	78.71	8.52	0.71	0.00	11.65	0.14	11.10	11.65	10.45	17.89
FXCB	Fox Chase Bancorp, Inc.	906,876	181,465	63.16	19.34	0.67	0.00	16.67	0.42	7.41	16.67	12.90	20.48
PULB	Pulaski Financial Corp.	1,262,053	120,242	82.72	7.49	0.94	1.81	6.89	0.00	3.89	8.70	9.51	13.57
	Average	527,793	76,595	76.82	9.15	0.81	0.29	12.77	0.27	6.73	13.06	11.37	19.43
	Median	407,884	66,648	80.46	8.01	0.70	0.00	13.27	0.23	7.17	13.27	10.70	17.81
	High	1,262,053	181,465	84.65	19.34	1.44	1.81	17.36	0.92	11.10	17.36	15.70	30.40
	Low	265,466	35,587	63.16	0.71	0.47	0.00	6.47	(0.36)	3.89	7.53	8.29	13.57
ALL THRIFTS (182)													
	Average	1,657,459	232,105	75.42	10.24	1.36	0.34	12.34	0.12	5.71	12.75	11.18	19.19
MIDWEST THRIFTS (53)													
	Average	725,082	76,832	77.84	9.53	1.16	0.36	10.86	0.18	5.18	11.24	10.48	18.25
ILLINOIS THRIFTS (12)													
	Average	317,905	42,649	79.92	8.07	0.85	0.25	10.61	0.29	4.47	10.86	10.00	18.75

(1) Calculated at the Bank level

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
	AJS BANCORP, INC.	**6,487**	**1,410**	**5,077**	**501**	**275**	**1,021**	**5,629**	**(32)**	**0**	**(32)**	**81**
COMPARABLE GROUP												
FFCO	FedFirst Financial Corporation	13,949	3,632	10,317	310	0	3,475	9,944	3,538	1,251	2,255	2,255
JXSB	Jacksonville Bancorp, Inc.	12,791	2,303	10,488	490	1,159	3,724	9,976	4,905	1,337	3,567	2,814
LSBI	LSB Financial Corp.	15,720	3,225	12,495	2,100	0	4,766	10,970	4,191	1,532	2,659	2,659
WAYN	Wayne Savings Bancshares, Inc.	15,303	2,798	12,505	773	0	1,938	11,570	2,100	378	1,722	1,722
ALLB	Alliance Bancorp, Inc. of Pennsylvania	17,409	3,210	14,199	1,025	0	1,937	11,910	3,201	659	2,542	2,542
RIVR	River Valley Bancorp	17,510	5,000	12,510	1,382	997	3,784	11,634	4,871	859	4,012	2,615
IRQQ	IF Bancorp, Inc.	17,728	3,351	14,377	1,298	801	3,533	11,914	5,498	1,906	3,593	3,072
THRD	TF Financial Corporation	29,220	4,937	24,283	2,400	85	4,001	18,861	7,108	1,725	5,383	5,328
FXCB	Fox Chase Bancorp, Inc.	41,834	10,117	31,717	3,478	3,292	3,023	24,156	7,380	2,318	5,062	4,884
PULB	Pulaski Financial Corp.	54,698	7,974	46,724	13,515	0	17,005	35,917	14,295	4,380	9,915	8,377
	Average	23,616	4,655	18,962	2,677	633	4,719	15,685	5,709	1,635	4,071	3,627
	Median	17,460	3,492	13,355	1,340	43	3,629	11,772	4,888	1,435	3,580	2,737
	High	54,698	10,117	46,724	13,515	3,292	17,005	35,917	14,295	4,380	9,915	8,377
	Low	12,791	2,303	10,317	310	0	1,937	9,944	2,100	378	1,722	1,722
ALL THRIFTS (182)												
	Average	73,153	21,329	51,824	6,535	1,209	22,691	47,410	22,832	6,903	15,121	13,531
MIDWEST THRIFTS (53)												
	Average	30,585	8,495	22,090	8,529	393	26,583	32,726	3,089	338	2,752	5,487
ILLINOIS THRIFTS (12)												
	Average	14,325	2,222	12,104	3,455	343	2,517	11,654	(242)	767	(1,009)	(1,215)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 46

INCOME AND EXPENSE COMPARISON

AS A PERCENTAGE OF AVERAGE ASSETS

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT											
AJS BANCORP, INC.	**2.90**	**0.63**	**2.27**	**0.22**	**0.12**	**0.46**	**2.52**	**(0.01)**	**0.00**	**(0.01)**	**0.04**
COMPARABLE GROUP											
FFCO FedFirst Financial Corporation	4.13	1.08	3.06	0.09	0.00	1.03	2.95	1.05	0.37	0.67	0.67
JXSB Jacksonville Bancorp, Inc.	4.13	0.74	3.39	0.16	0.37	1.20	3.22	1.58	0.43	1.15	0.91
LSBI LSB Financial Corp.	4.35	0.89	3.46	0.58	0.00	1.32	3.04	1.16	0.42	0.74	0.74
WAYN Wayne Savings Bancshares, Inc.	3.78	0.69	3.09	0.19	0.00	0.48	2.86	0.52	0.09	0.43	0.43
ALLB Alliance Bancorp, Inc. of Pennsylvania	3.67	0.68	2.99	0.22	0.00	0.41	2.51	0.67	0.14	0.54	0.54
RIVR River Valley Bancorp	4.17	1.19	2.98	0.33	0.24	0.90	2.77	1.16	0.20	0.96	0.62
IROQ IF Bancorp, Inc.	3.52	0.67	2.85	0.26	0.16	0.70	2.37	1.09	0.38	0.71	0.61
THRD TF Financial Corporation	4.25	0.72	3.53	0.35	0.01	0.58	2.74	1.03	0.25	0.78	0.77
FXCB Fox Chase Bancorp, Inc.	4.08	0.99	3.09	0.34	0.32	0.29	2.35	0.72	0.23	0.49	0.48
PULB Pulaski Financial Corp.	4.18	0.61	3.57	1.03	0.00	1.30	2.75	1.09	0.34	0.76	0.64
Average	4.03	0.83	3.20	0.35	0.11	0.82	2.76	1.01	0.29	0.72	0.64
Median	4.13	0.73	3.09	0.29	0.01	0.80	2.76	1.07	0.29	0.72	0.63
High	4.35	1.19	3.57	1.03	0.37	1.32	3.22	1.58	0.43	1.15	0.91
Low	3.52	0.61	2.85	0.09	0.00	0.29	2.35	0.52	0.09	0.43	0.43
ALL THRIFTS (182)											
Average	4.16	0.94	3.23	0.38	0.07	1.08	3.21	1.24	0.37	0.82	0.73
MIDWEST THRIFTS (53)											
Average	4.19	0.92	3.27	0.48	0.08	1.09	3.24	0.38	0.04	0.34	0.67
ILLINOIS THRIFTS (12)											
Average	4.25	0.76	3.49	0.49	0.19	0.78	3.39	(0.07)	0.22	(0.28)	(0.34)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	ROAE (%)	Core ROAA (%)	Core ROAE (%)
SUBJECT									
	AJS BANCORP, INC.	**3.05**	**0.72**	**2.33**	**2.39**	**(0.01)**	**(0.14)**	**0.04**	**0.35**
COMPARABLE GROUP									
FFCO	FedFirst Financial Corporation	4.42	1.45	2.96	3.27	0.67	3.79	0.67	3.79
JXSB	Jacksonville Bancorp, Inc.	4.44	0.95	3.49	3.64	1.15	8.51	0.91	6.71
LSBI	LSB Financial Corp.	4.82	0.99	3.83	3.83	0.73	7.12	0.73	7.12
WAYN	Wayne Savings Bancshares, Inc.	4.02	0.78	3.25	3.29	0.43	4.27	0.43	4.27
ALLB	Alliance Bancorp, Inc. of Pennsylvania	3.91	0.87	3.04	3.19	0.54	3.14	0.54	3.14
RIVR	River Valley Bancorp	4.43	1.43	3.00	3.22	0.97	11.89	0.63	7.75
IROQ	IF Bancorp, Inc.	3.72	0.84	2.89	3.02	0.71	4.23	0.61	3.61
THRD	TF Financial Corporation	4.57	0.82	3.75	3.80	0.78	6.82	0.77	6.75
FXCB	Fox Chase Bancorp, Inc.	4.26	1.38	2.87	3.23	0.49	2.68	0.48	2.59
PULB	Pulaski Financial Corp.	4.49	0.79	3.69	3.83	0.76	8.02	0.64	6.78
	Average	4.31	1.03	3.28	3.43	0.72	6.05	0.64	5.25
	Median	4.42	0.91	3.15	3.28	0.72	5.55	0.64	5.49
	High	4.82	1.45	3.83	3.83	1.15	11.89	0.91	7.75
	Low	3.72	0.78	2.87	3.02	0.43	2.68	0.43	2.59
ALL THRIFTS (182)									
	Average	4.35	1.44	2.91	3.08	0.82	6.78	0.73	6.06
MIDWEST THRIFTS (53)									
	Average	4.18	1.29	2.89	3.02	0.33	3.57	0.67	7.13
ILLINOIS THRIFTS (12)									
	Average	4.33	0.79	3.54	3.66	(0.28)	(2.21)	(0.34)	(2.67)

* Based on average interest-earning assets.

EXHIBIT 47

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RESERVES AND SUPPLEMENTAL DATA

RESERVES AND SUPPLEMENTAL DATA

		Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT						
	AJS BANCORP, INC.	**1.26**	**23.20**	**0.61**	**66.98**	**0.00**
COMPARABLE GROUP						
FFCO	FedFirst Financial Corporation	1.14	74.94	0.21	59.39	35.36
JXSB	Jacksonville Bancorp, Inc.	1.89	77.01	0.26	109.38	27.26
LSBI	LSB Financial Corp.	2.06	88.07	0.51	137.17	36.55
WAYN	Wayne Savings Bancshares, Inc.	1.32	38.09	0.55	59.51	18.00
ALLB	Alliance Bancorp, Inc. of Pennsylvania	1.73	29.28	0.04	966.98	20.59
RIVR	River Valley Bancorp	1.15	21.84	0.70	75.89	17.63
IROQ	IF Bancorp, Inc.	1.37	53.32	0.17	294.33	34.67
THRD	TF Financial Corporation	1.30	41.79	0.71	67.08	24.27
FXCB	Fox Chase Bancorp, Inc.	1.61	33.81	0.66	79.35	31.41
PULB	Pulaski Financial Corp.	1.79	24.35	2.09	63.31	30.64
	Average	1.54	48.25	0.59	191.24	27.64
	Median	1.49	39.94	0.53	77.62	28.95
	High	2.06	88.07	2.09	966.98	36.55
	Low	1.14	21.84	0.04	59.39	17.63
ALL THRIFTS (182)						
	Average	1.58	64.64	0.79	65.43	26.32
MIDWEST THRIFTS (53)						
	Average	1.81	46.17	0.96	139.51	22.21
ILLINOIS THRIFTS (12)						
	Average	1.70	37.30	1.11	104.97	22.13

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
STOCK PRICES AS OF MAY 2, 2013
FINANCIAL DATA/ALL RATIOS AS OF MOST RECENT FOUR QUARTERS

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Bk. Value /Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	12 Mo. Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
AJS BANCORP, INC.															
Appraised value - midpoint	**17,500**	**10.00**	**(0.00)**	**17.84**	**NM**	**56.05**	**7.72**	**56.05**	**NM**	**0.00**	**0.00**	**0.00**	**13.77**	**(0.00)**	**(0.01)**
Minimum	14,875	10.00	0.01	20.05	NM	49.88	6.60	49.88	NM	0.00	0.00	0.00	13.23	0.00	0.03
Maximum	20,125	10.00	(0.01)	16.21	NM	61.68	8.82	61.68	NM	0.00	0.00	0.00	14.30	(0.01)	(0.04)
Maximum, as adjusted	23,144	10.00	(0.01)	14.80	NM	67.59	10.07	67.59	NM	0.00	0.00	0.00	14.90	(0.01)	(0.08)
ALL THRIFTS (182)															
Average	212,414	14.49	0.81	19.09	15.87	78.08	9.68	84.43	14.74	0.19	1.38	27.28	12.65	0.73	6.04
Median	44,947	12.98	0.63	15.24	13.50	75.96	9.12	79.21	13.00	0.02	0.21	0.00	11.75	0.49	3.93
ILLINOIS THRIFTS (12)															
Average	30,627	11.92	(0.28)	22.55	10.36	55.79	6.38	58.12	10.30	0.12	0.71	8.87	10.86	(0.34)	(2.67)
Median	13,081	11.88	0.65	17.48	10.05	57.02	7.03	62.88	11.11	0.00	0.00	0.00	10.73	0.57	4.85
COMPARABLE GROUP (10)															
Average	62,348	17.06	1.22	19.99	17.25	81.67	10.28	84.39	18.64	0.32	1.95	29.92	13.06	0.64	5.25
Median	52,620	17.45	0.90	19.75	15.00	80.11	9.90	81.65	15.48	0.25	1.80	41.26	13.27	0.64	5.49
COMPARABLE GROUP															
ALLB Alliance Bancorp, Inc. of Pennsylva	66,062	13.60	0.49	15.38	27.01	82.57	14.33	82.57	27.01	0.21	1.54	42.76	17.36	0.54	3.14
FFCO FedFirst Financial Corporation	41,281	18.13	0.89	20.98	20.00	77.45	12.95	79.21	20.00	0.43	2.35	48.07	16.72	0.67	3.79
FXCB Fox Chase Bancorp, Inc.	168,281	16.77	0.50	17.95	33.08	92.73	15.46	92.82	34.29	0.24	1.41	47.06	16.67	0.48	2.59
IROQ IF Bancorp, Inc.	63,959	15.28	0.78	18.52	19.67	74.50	12.28	74.81	23.01	0.00	0.00	0.00	16.49	0.61	3.61
JXSB Jacksonville Bancorp, Inc.	33,113	19.05	1.87	25.06	10.38	69.23	10.30	74.51	13.16	0.39	2.06	21.00	14.88	0.91	6.71
LSBI LSB Financial Corp.	30,653	20.50	1.71	25.04	12.54	78.68	8.40	80.72	12.54	0.05	0.24	2.90	10.68	0.73	7.12
PULB Pulaski Financial Corp.	98,155	10.55	0.90	10.96	11.64	103.12	7.10	107.58	13.77	0.39	3.73	43.48	8.70	0.64	6.78
RIVR River Valley Bancorp	26,914	21.70	2.63	23.34	8.17	87.99	5.69	91.82	12.54	1.05	4.82	39.76	7.53	0.63	7.75
THRD TF Financial Corporation	67,641	25.05	1.90	29.22	12.80	81.54	9.50	87.09	12.93	0.19	0.76	10.09	11.65	0.77	6.75
WAYN Wayne Savings Bancshares, Inc.	27,422	9.99	0.58	13.43	17.20	68.92	6.81	72.75	17.20	0.26	2.57	44.13	9.89	0.43	4.27

EXHIBIT 50

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - SECOND STAGE OFFERING

AJS BANCORP, INC.
Financial Data as of March 31, 2013

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	NM	17.25	15.00	15.87	13.50
Price to core earnings	P/CE	NM	18.64	15.48	14.74	13.00
Price to book value	P/B	56.05%	81.67	80.11	78.08	75.96
Price to tangible book value	P/TB	56.05%	84.39	81.65	84.43	79.21
Price to assets	P/A	7.72%	10.28	9.90	9.68	9.12

Pre conversion earnings	(Y)	$ (32,000)	For the twelve months ended March 31, 2013
Pre conversion core earnings	(CY)	$ 81,000	
Pre conversion book value	(B)	$ 22,933,000	At March 31, 2013
Pre conversion tang. book value	(TB)	$ 22,933,000	
Pre conversion assets	(A)	$ 218,467,000	

Conversion expense	(X)	6.41%	Percent sold	(PCT)	60.78%
ESOP stock purchase	(E)	8.00%	Option % granted	(OP)	10.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	23.98%
ESOP term (yrs.)	(T)	30	Option maturity	(OM)	5
RRP amount	(M)	4.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		0.71%			
Investment rate of return, net	(RR)	0.47%			

Formulae to indicate value after conversion:

1. P/CE method: Value = P/CE*CY / ((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 17,500,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 17,500,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 17,500,000

VALUATION CORRELATION AND CONCLUSIONS:

	Exchange Shares Issued	Public Shares Issued	Gross Proceeds of Public Offering	Exchange Ratio	Total Shares Issued	TOTAL VALUE
Midpoint	**686,350**	**1,063,650**	**$10,636,500**	**0.8665**	**1,750,000**	**$17,500,000**
Minimum	583,398	904,103	$9,041,025	0.7365	1,487,500	$14,875,000
Maximum	789,303	1,223,198	$12,231,975	0.9965	2,012,500	$20,125,000
Maximum, as adjusted	907,698	1,406,677	$14,066,771	1.1459	2,314,375	$23,143,750

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
AJS BANCORP, INC.
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	9,041,025
Less: Estimated offering expenses		1,122,000
Net offering proceeds	$	7,919,025

2. Generation of Additional Income

Net offering proceeds	$	7,919,025
Less: Stock-based benefit plans [2]		1,084,920
Net offering proceeds invested	$	6,834,105
Investment rate, after taxes		0.47%
Earnings increase - return on proceeds invested	$	32,025
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		15,912
Less: Stock-based incentive plan expense, net of taxes		47,736
Less: Option expense, net of applicable taxes		39,708
Net earnings increase (decrease)	$	(71,332)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 03/31/13	$	(32,000)	$	81,000
Net earnings increase (decrease)		(71,332)		(71,332)
After conversion	$	(103,332)	$	9,668

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 03/31/13	$	22,933,000	$	22,933,000
Net cash conversion proceeds		6,834,105		6,834,105
MHC consolidation		53,000		53,000
After conversion	$	29,820,105	$	29,820,105

5. Comparative Pro Forma Assets

Before conversion - 03/31/13	$	218,467,000
Net cash conversion proceeds		6,834,105
MHC consolidation		53,000
After conversion	$	225,354,105

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
AJS BANCORP, INC.
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$	10,636,500
Less: Estimated offering expenses		1,122,000
Net offering proceeds	$	9,514,500

2. Generation of Additional Income

Net offering proceeds	$	9,514,500
Less: Stock-based benefit plans [2]		1,276,363
Net offering proceeds invested	$	8,238,138
Investment rate, after taxes		0.47%
Earnings increase - return on proceeds invested	$	38,604
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		18,720
Less: Stock-based incentive plan expense, net of taxes		56,159
Less: Option expense, net of applicable taxes		46,716
Net earnings increase (decrease)	$	(82,991)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 03/31/13	$	(32,000)	$	81,000
Net earnings increase		(82,991)		(82,991)
After conversion	$	(114,991)	$	(1,991)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 03/31/13	$	22,933,000	$	22,933,000
Net cash conversion proceeds		8,238,138		8,238,138
MHC consolidation		53,000		53,000
After conversion	$	31,224,138	$	31,224,138

5. Comparative Pro Forma Assets

Before conversion - 03/31/13	$	218,467,000
Net cash conversion proceeds		8,238,138
MHC consolidation		53,000
After conversion	$	226,758,138

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
AJS BANCORP, INC.
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	12,231,975
Less: Estimated offering expenses		1,122,000
Net offering proceeds	$	11,109,975

2. Generation of Additional Income

Net offering proceeds	$	11,109,975
Less: Stock-based benefit plans [2]		1,467,820
Net offering proceeds invested	$	9,642,155
Investment rate, after taxes		0.47%
Earnings increase - return on proceeds invested	$	45,183
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		21,528
Less: Stock-based incentive plan expense, net of taxes		64,583
Less: Option expense, net of applicable taxes		53,723
Net earnings increase (decrease)	$	(94,651)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 03/31/13	$	(32,000)	$	81,000
Net earnings increase		(94,651)		(94,651)
After conversion	$	(126,651)	$	(13,651)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 03/31/13	$	22,933,000	$	22,933,000
Net cash conversion proceeds		9,642,155		9,642,155
MHC consolidation		53,000		53,000
After conversion	$	32,628,155	$	32,628,155

5. Comparative Pro Forma Assets

Before conversion - 03/31/13	$	218,467,000
Net cash conversion proceeds		9,642,155
MHC consolidation		53,000
After conversion	$	228,162,155

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
AJS BANCORP, INC.
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	14,066,771
Less: Estimated offering expenses		1,122,000
Net offering proceeds	$	12,944,771

2. Generation of Additional Income

Net offering proceeds	$	12,944,771
Less: Stock-based benefit plans [2]		1,688,002
Net offering proceeds invested	$	11,256,769
Investment rate, after taxes		0.47%
Earnings increase - return on proceeds invested	$	52,749
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		24,758
Less: Stock-based incentive plan expense, net of taxes		74,271
Less: Option expense, net of applicable taxes		61,781
Net earnings increase (decrease)	$	(108,060)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 03/31/13	$	(32,000)	$	81,000
Net earnings increase		(108,060)		(108,060)
After conversion	$	(140,060)	$	(27,060)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 03/31/13	$	22,933,000	$	22,933,000
Net cash conversion proceeds		11,256,769		11,256,769
MHC consolidation		53,000		53,000
After conversion	$	34,242,769	$	34,242,769

5. Comparative Pro Forma Assets

Before conversion - 03/31/13	$	218,467,000
Net cash conversion proceeds		11,256,769
MHC consolidation		53,000
After conversion	$	229,776,769

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	AJS Bancorp, Inc.		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	NM x		NM	NM
Price/book value	56.05 %	*	(31.38)%	(30.04)%
Price/assets	7.72 %		(24.94)%	(22.05)%
Price/tangible book value	56.05 %		(33.58)%	(31.35)%
Price/core earnings	NM x		NM	NM
Minimum of range:				
Price/earnings	NM x		NM	NM
Price/book value	49.88 %	*	(38.92)%	(37.73)%
Price/assets	6.60 %		(35.80)%	(33.33)%
Price/tangible book value	49.88 %		(40.89)%	(38.90)%
Price/core earnings	1466.24 x		7764.55%	9368.84%
Maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	61.68 %	*	(24.48)%	(23.01)%
Price/assets	8.82 %		(14.21)%	(10.90)%
Price/tangible book value	61.68 %		(26.91)%	(24.45)%
Price/core earnings	NM x		NM	NM
Super maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	67.59 %	*	(17.25)%	(15.63)%
Price/assets	10.07 %		(2.04)%	1.74%
Price/tangible book value	67.59 %		(19.91)%	(17.22)%
Price/core earnings	NM x		NM	NM

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since our inception in 1985, we have provided a wide range of consulting services to over 250 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies from Oregon to Maine.

Services offered by Keller & Company include the preparation of stock and ESOP valuations, fairness opinions, business and strategic plans, capital plans, financial models and projections, market studies, de novo charter and deposit insurance applications, incentive compensation plans, compliance policies, lending, underwriting and investment criteria, and responses to regulatory comments. Keller & Company also serves as advisor in merger/acquisition, deregistration, going private, secondary offering and branch purchase/sale transactions. Keller & Company is additionally active in loan review, director and management review, product analysis and development, performance analysis, compensation review, policy development, charter conversion, data processing, information technology systems, and conference planning and facilitation.

Keller & Company is one of the leading thrift conversion appraisal firms in the United States. We have on-line access to current and historical financial, organizational and demographic data for every financial institution and financial institution holding company in the United States and daily pricing data and ratios for all publicly traded financial institutions.

Keller & Company is an approved appraiser for filing with the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and numerous state government agencies, and is also approved by the Internal Revenue Service as an expert in financial institution stock valuations. We are an affiliate member of numerous trade organizations including the American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years of front line experience and accomplishment in various areas of the financial institution, regulatory and real estate sectors, offering clients distinct and diverse areas of expertise. It is the goal of Keller & Company to provide specific and ongoing relationship-based services that are pertinent, focused and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading and most recognized financial institution consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

SUSAN H. O'DONNELL has twenty years of experience in the finance and accounting areas of the banking industry.

At the start of her career, Ms. O'Donnell worked in public accounting for Coopers & Lybrand in Cincinnati and earned her CPA. Her clients consisted primarily of financial institutions and health care companies.

Ms. O'Donnell then joined Empire Bank of America in Buffalo, New York. During her five years with Empire, Ms. O'Donnell progressed to the level of Vice President and was responsible for SEC, FHLB and internal financial reporting. She also coordinated the offering circular for its initial offering of common stock.

Ms. O'Donnell later joined Banc One Corporation where she worked for eleven years. She began her career at Banc One in the Corporate Accounting Department where she was responsible for SEC, Federal Reserve and investor relations reporting and coordinated the offering documents for stock and debt offerings. She also performed acquisition work including regulatory applications and due diligence and established accounting policies and procedures for all affiliates. Ms. O'Donnell later moved within Banc One to the position of chief financial officer of the Personal Trust business responsible for $225 million in revenue. She then provided leadership as the Director of Personal Trust Integration responsible for various savings and revenue enhancements related to the Bank One/First Chicago merger.

Ms. O'Donnell graduated from Miami University with a B.S. in Business. She also completed the Leading Strategic Change Program at The Darden School of Business and the Banc One Leadership Development Program.

Consultants in the Firm (cont.)

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

F. SCOTT O'DONNELL has over thirty-five years of experience in the banking industry and regulatory environment. Mr. O'Donnell's banking career began in 1972 when he worked for a small regional bank in eastern Ohio, serving the bank and its holding company as a senior credit officer, executive vice president and a director. In 1980, Mr. O'Donnell joined the Society Corporation (N.K.A. KeyCorp) in Cleveland, Ohio, starting as an executive officer responsible for credit quality in the affiliate banks. As KeyCorp grew, his responsibilities expanded to include credit policies, board reporting and internal loan review.

In 1999, Mr. O'Donnell was appointed Superintendent of Financial Institutions for the State of Ohio. This position substantially expanded Mr. O'Donnell's responsibilities to include the supervision of savings and loans, credit unions, and various consumer credit organizations as well as banks. During this time, Mr. O'Donnell oversaw the chartering of numerous new banks and the regulatory supervision of banks subject to formal and informal enforcement action, including Memoranda of Understanding, Written Agreements, and Cease and Desist Orders. At the same time, Mr. O'Donnell developed a strong working relationship with federal regulators who shared the supervision of the various financial institutions.

Mr. O'Donnell has been a policy maker in the banks and regulatory agencies in which he worked. This unique combination of experiences well suits him to assist financial institutions that need compliance and regulatory assistance.

Throughout Mr. O'Donnell's career, he has been active in the organizations supporting banking. He has served as a director member of the Conference of Bank Supervisors. He has been a member of the Ohio Bankers League and the Ohio Bankers Association, and continues to work with the Community Bankers Association of Ohio.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser



May 24, 2013
Date

Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, A.J. Smith Federal Savings Bank, in the amount of $40,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.



MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 24th day of May 2013.



NOTARY PUBLIC


NOTARIAL SEAL
STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
12/2/2017